As filed with the Securities and Exchange Commission on January 12, 2004
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Novacept, Inc.

(Exact name of Registrant as specified in its charter)

California	3845	77-0339123
(prior to reincorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
Delaware
(after reincorporation) (State or other jurisdiction of incorporation or organization)
Novacept, Inc.
1047 Elwell Court
Palo Alto, California 94303
(650) 335-2600
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

David M. Clapper

President and Chief Executive Officer
Novacept, Inc.
1047 Elwell Court
Palo Alto, California 94303
(650) 335-2600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Christopher D. Mitchell, Esq. Mario M. Rosati, Esq. Mark J. Casper, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Charles K. Ruck, Esq. R. Scott Shean, Esq. B. Shayne Kennedy, Esq. Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, California 92626 (714) 540-1235

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Proposed Maximum	Amount of
Securities to be Registered	Aggregate Offering Price(1)	Registration Fee

Common Stock, $0.001 par value	$86,250,000	$6,977.63

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting, pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated January 12, 2004

                                                Shares

Novacept, Inc.

Common Stock

$              per share

•	Novacept, Inc. is offering shares and selling stockholders are offering shares of common stock. We will not receive any proceeds from the shares of common stock sold by the selling stockholders.

•	We anticipate that the initial public offering price will be between $ and $ per share.

•	This is our initial public offering and no public market currently exists for our shares.

•	Proposed trading symbol: Nasdaq National Market — NVCT

This investment involves risk. See “Risk Factors” beginning on page 5.

	Per Share	Total

Public offering price	$	$
Underwriting discounts	$	$
Proceeds, before expenses, to Novacept, Inc.	$	$
Proceeds, before expenses, to Selling Stockholders	$	$

The underwriters have a 30-day option to purchase up to                               additional shares of common stock from us to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone’s investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Piper Jaffray	JPMorgan

Thomas Weisel Partners LLC

The date of this prospectus is                     , 2004.

SUMMARY
RISK FACTORS
INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
RELATED PARTY TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INDEX TO FINANCIAL STATEMENTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
EXHIBIT 3.1(A)
EXHIBIT 3.1(B)
EXHIBIT 3.2(A)
EXHIBIT 3.2(B)
EXHIBIT 10.1
EXHIBIT 10.4
EXHIBIT 10.5
EXHIBIT 10.7
EXHIBIT 10.9
EXHIBIT 10.9(A)
EXHIBIT 10.9(B)
EXHIBIT 10.9(C)
EXHIBIT 10.9(D)
EXHIBIT 10.9(E)
EXHIBIT 10.9(F)
EXHIBIT 10.9(G)
EXHIBIT 10.9(H)
EXHIBIT 10.9(I)
EXHIBIT 10.10
EXHIBIT 10.11
EXHIBIT 10.11(A)
EXHIBIT 10.12
EXHIBIT 10.13
EXHIBIT 10.14
EXHIBIT 10.15
EXHIBIT 10.16
EXHIBIT 10.17
EXHIBIT 10.18
EXHIBIT 10.19
EXHIBIT 10.20
EXHIBIT 10.21
EXHIBIT 21.1
EXHIBIT 23.1

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

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SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus, our financial statements and the related notes included elsewhere in this prospectus.

Our Business

Novacept designs, develops and sells medical devices for the treatment of excessive menstrual bleeding, a condition that affects one in five pre-menopausal women. We sell the NovaSure Impedance Controlled Endometrial Ablation System, or the NovaSure System, which consists of a single-use device and a controller that deliver radiofrequency, or RF, energy to the uterus. Our NovaSure System allows physicians to treat women with excessive menstrual bleeding in a minimally invasive manner to eliminate or reduce their bleeding to normal levels. In September 2001, the Food and Drug Administration, or FDA, granted premarket approval for the NovaSure System to treat excessive menstrual bleeding due to benign causes in women for whom childbearing is complete. We commercially launched our system in the United States in early 2002. Since product introduction, we estimate that we have sold over 45,000 disposable devices, primarily to hospitals and outpatient surgery centers in the United States. For the nine months ended September 30, 2003, we had revenue of $24.6 million and we were profitable in the quarter ended September 30, 2003.

The Market and Current Treatments

We estimate that there are approximately seven million women in the United States that suffer from excessive menstrual bleeding who are older than 35, an age we believe is generally considered beyond typical childbearing age. Excessive menstrual bleeding can have a significant impact on a woman’s quality of life, by disrupting family, social, personal and professional activities. Treatments include drug therapy, traditional surgical procedures and new endometrial ablation procedures. Ablation is the destruction of tissue. Often treatment begins with drug therapy, which preserves a woman’s ability to bear children but may have significant side effects. Drug therapy has been reported to be effective in reducing menstrual bleeding to a normal level in up to 50% of cases. Women who do not desire to have children may pursue alternative solutions including traditional surgeries, such as hysterectomy, dilation and curettage or rollerball ablation, or newer minimally invasive endometrial ablation procedures. Traditional surgeries have a number of drawbacks including higher cost and complication rates, and serious side effects. We believe the use of new endometrial ablation procedures has grown because they are less invasive, present lower risk and are less expensive than hysterectomies, and because they are typically easier to perform than rollerball ablation. However, some of these new endometrial ablation procedures have a number of less desirable characteristics, such as the common use of separate pre-treatments and long procedure times.

Our Solution

Our NovaSure System provides physicians and patients with a fast, simple, safe and effective treatment for excessive menstrual bleeding that addresses many of the shortcomings of alternative treatments. Our system is comprised of two primary components: a disposable device and an RF controller. The NovaSure disposable device is a slender, hand-held, single-use device that incorporates a flexible metallized-mesh electrode used to deliver radiofrequency energy during the procedure. The NovaSure controller generates an amount of radiofrequency energy individually determined for each patient. Our system is designed to safely ablate the lining of the uterus, or the endometrium, which is responsible for the occurrence of excessive menstrual bleeding. The controller also monitors several critical treatment and safety parameters.

________________________________________________________________________________

________________________________________________________________________________

Our product offers significant benefits to physicians, patients and hospitals, including:

•	Clinical Efficacy: Based on pivotal clinical trial data used to obtain FDA approval, our NovaSure System was demonstrated to be as effective as rollerball ablation, a traditional and well respected treatment for excessive menstrual bleeding.

•	No Need for Pre-treatment: We believe the NovaSure System is the only commercially-available new endometrial ablation therapy commonly performed without drug or surgical pre-treatment. Our procedure is typically completed in a single outpatient visit.

•	Fast and Efficient Treatment: The mean procedure time, or the period from device insertion to device removal, for the NovaSure System was 4.2 minutes, as compared to 24.2 minutes for rollerball ablation in our pivotal clinical trial. We believe the NovaSure System has the shortest treatment time, or period of energy delivery, based on labeling indications for other FDA-approved new endometrial ablation therapies.

•	Lower Use of General Anesthesia: 27% of the NovaSure patients received general anesthesia compared to 82% of the rollerball ablation patients in our pivotal clinical trial. The use of general anesthesia has more risks, is more expensive and requires longer patient recovery times.

•	Easy to Use and Convenient: Our NovaSure System requires minimal intervention from the physician once the procedure has begun. In addition, the NovaSure procedure can be performed at any time during a woman’s menstrual cycle, including during active menstrual bleeding, which makes scheduling the procedure convenient for the physician and patient.

•	Safety Features: Our NovaSure System has safety features designed to prevent the delivery of energy if a perforation in the uterine cavity is detected or if the device is not positioned properly. These safety features are designed to reduce the risk of unintended injury to surrounding tissue.

•	Low Incidence of Adverse Events: Post-procedure adverse events at two weeks following treatment were reported by less than 2.3% of NovaSure patients during our pivotal clinical trial.

We market our NovaSure System through a direct sales force in the United States to gynecologists, and we sell our system to hospitals and outpatient surgery centers. We have exclusive arrangements with international distributors to sell our NovaSure System in Canada, Japan and selected European countries. In the United States, we currently sell the NovaSure disposable device for a list price of $850 and the NovaSure controller for under $20,000. Third-party reimbursement for the NovaSure procedure and other endometrial ablation procedures performed in a hospital or hospital out patient surgery setting is well established in the United States, and the Center for Medicare and Medicaid Services increased the reimbursement rate for endometrial ablation procedures in January 2004 from $983 to $1,535.

Additional Information

We were incorporated in California in April 1993 and will reincorporate in Delaware prior to the completion of this offering. Our principal executive offices are located at 1047 Elwell Court, Palo Alto, California 94303. Our telephone number at this location is (650) 335-2600. Our Internet address is www.novacept.com. The information contained on our website is not a part of this prospectus.

NovaceptTM and NovaSureTM are trademarks and service marks of ours. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.

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________________________________________________________________________________

The Offering

Common stock offered:

By Novacept, Inc.	shares

By selling stockholders	shares

Total	shares

Common stock outstanding after the offering	shares

Offering price	$

Use of proceeds	We intend to use the net proceeds from this offering for continued sales and marketing efforts, research and development, as well as for working capital and other general corporate purposes. We will not receive any proceeds from the shares of common stock sold by the selling stockholders.

Proposed Nasdaq National Market symbol	NVCT

The number of shares of common stock to be outstanding after this offering is based on 22,584,827 shares outstanding as of September 30, 2003, and excludes:

•	1,112,713 shares issuable upon exercise of outstanding warrants as of September 30, 2003 at a weighted average exercise price of $1.45 per share;

•	4,608,194 shares issuable upon exercise of outstanding options as of September 30, 2003 under our 1997 Stock Option Plan at a weighted average exercise price of $0.49 per share; and

•	a total of shares available for future issuance under our 2004 Stock Plan and 2004 Employee Stock Purchase Plan.

Except as otherwise noted, we have presented the information in this prospectus based on the following assumptions:

•	the underwriters do not exercise their over-allotment option;

•	our reincorporation in Delaware prior to the closing of this offering;

•	the filing of our amended and restated certificate of incorporation;

•	the conversion of each share of Series A, B, C, D, D-1 and H preferred stock into one share of common stock upon the closing of this offering;

•	the conversion of each share of Series E preferred stock into 1.08 shares of common stock upon the closing of this offering;

•	the conversion of each share of Series F preferred stock into 1.08 shares of common stock upon the closing of this offering; and

•	the conversion of each share of Series F-1 and G preferred stock into 1.10 shares of common stock upon the closing of this offering.

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Summary Financial Data

The following table sets forth our summary financial data. The data has been derived from our audited financial statements for the three years ended December 31, 2002 and our unaudited financial statements for the nine months ended September 30, 2002 and 2003, and as of September 30, 2003 included elsewhere in this prospectus. You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.

				Nine Months Ended
	Years Ended December 31,			September 30,

	2000	2001	2002	2002	2003

				(unaudited)

	(in thousands, except share and per share data)
Statement of Operations Data:
Revenue	$122	$625	$8,313	$4,198	$24,568
Cost of revenue	537	4,181	9,080	5,953	11,012 (1)

Gross profit (loss)	(415)	(3,556)	(767)	(1,755)	13,556
Operating expenses:
Research and development	7,044	2,556	2,101	1,550	1,802 (2)
Sales and marketing	1,033	3,115	9,631	6,430	10,532 (3)
General and administrative	2,390	2,244	2,508	1,876	5,226 (4)

Total operating expenses	10,467	7,915	14,240	9,856	17,560
Loss from operations	(10,882)	(11,471)	(15,007)	(11,611)	(4,004)
Interest income	182	216	333	257	130
Interest expense	(128)	(1,081)	(525)	(484)	(23)

Net loss before provision for income taxes	(10,828)	(12,336)	(15,199)	(11,838)	(3,897)

Provision for income taxes	—	—	—	—	(25)

Net loss	$(10,828)	$(12,336)	$(15,199)	$(11,838)	$(3,922)

Basic and diluted net loss per share	$(13.39)	$(12.68)	$(13.85)	$(10.99)	$(3.24)

Shares used to compute net loss per share	808,633	972,574	1,097,172	1,077,227	1,209,692

Pro forma basic and diluted net loss per share			$(0.74)		$(0.17)

Shares used to compute pro forma basic and diluted net loss per share			20,527,030		22,487,185

	As of September 30, 2003

	(unaudited)
	(in thousands)
			Pro Forma
	Actual	Pro Forma	As Adjusted

Balance Sheet Data:
Cash, cash equivalents and short-term investments	$11,359	$	$
Working capital	15,618
Total assets	21,507
Long-term obligations, less current portion	—
Convertible preferred stock	77,566
Deferred stock-based compensation, net	(2,500)
Accumulated deficit	(65,732)
Total stockholders’ equity (deficit)	(59,514)

The pro forma information in the statement of operations data and balance sheet data reflects the conversion of all of our outstanding shares of convertible preferred stock into shares of common stock. The pro forma as adjusted column of the balance sheet data also reflects the sale of                      shares of common stock offered by us at an assumed initial public offering price of $          per share, the mid-point of the range on the front cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(1)	Includes non-cash, stock-based compensation charges of $796.
(2)	Includes non-cash, stock-based compensation charges of $171.
(3)	Includes non-cash, stock-based compensation charges of $75.
(4)	Includes non-cash, stock-based compensation charges of $2,951.

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RISK FACTORS

You should carefully consider the risk factors described below, together with all of the other information included in this prospectus, before you decide whether to invest in shares of our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our operations. The occurrence of any of the following risks could harm our business, financial condition or results of operations. In that case, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We expect to derive substantially all of our future revenue from sales of our NovaSure System, a product we recently introduced, and this product could fail to generate significant revenue or achieve market acceptance.

Currently, the only product we market is our NovaSure System, which is comprised of two primary components, our NovaSure disposable device and our NovaSure controller. We began full commercial release of our NovaSure System in the United States in January 2002. We expect that sales of our NovaSure System will account for substantially all of our revenue for at least the next several years.

Because of its recent commercial introduction, our NovaSure System has limited product and brand recognition and has been used by a limited number of gynecologists. We may have difficulty gaining widespread acceptance of our NovaSure System among gynecologists and patients for a number of reasons including:

•	the presence of competing products sold by companies with longer operating histories, more recognizable names and more established distribution networks;

•	the introduction or existence of competing products or technologies that may be more effective, safer or easier to use than our NovaSure System;

•	the results of long-term clinical studies relating to the effectiveness of our NovaSure System;

•	the availability of alternative treatments or procedures that provide comparable levels of improvement in menstrual bleeding at a lower cost than our NovaSure System;

•	gynecologists and patient perceptions of our NovaSure System as compared to other treatments for excessive menstrual bleeding; and

•	the continued availability of satisfactory reimbursement from health care payors for endometrial ablation procedures.

If gynecologists and patients do not adopt our NovaSure System as a preferred treatment for excessive menstrual bleeding, our operating results and our business will be harmed.

If we are unable to convince gynecologists that using our NovaSure System to treat excessive menstrual bleeding is an effective alternative to existing therapies and treatments, we may not be commercially successful.

We believe that gynecologists will not widely adopt our NovaSure System unless they determine, based on experience, clinical data and published peer reviewed journal articles, that the use of our NovaSure System provides an effective alternative to other existing treatments for excessive menstrual bleeding. Because our NovaSure System is supported by only three years of patient follow-up data from our U.S. pivotal clinical trial, we could discover that the results of this clinical trial are not indicative of results experienced in the market over time. Furthermore, some of our existing data has been produced in studies that involve relatively small patient groups, and the data may not be reproduced in wider patient populations. In addition, we believe that continued recommendations and support for the use of our NovaSure System by influential gynecologists and treatment centers are essential for widespread market acceptance. If our NovaSure System does not continue to receive support from these gynecologists and treatment centers, or if longer-term data do not demonstrate continued support for the clinical efficacy of our NovaSure System, gynecologists may not use, and hospitals and outpatient surgery centers may not purchase, our NovaSure System. In this event, our operating results and our business would be harmed.

Current levels of growth in the market for new endometrial ablation procedures for the treatment of excessive menstrual bleeding may not be indicative of future growth.

Whenever new technologies or treatment methods are introduced to the market, demand for those technologies or treatments can initially be exaggerated as supply increases to meet the pre-existing demand. However, once the pre-existing demand is met, growth in the market may abruptly stop or significantly slow. We believe that some of the current growth in the market for new endometrial ablation procedures may be the result of a considerable pre-existing unmet demand for products of this nature. We cannot determine what portion of our sales is attributable to this pre-existing demand, nor can we predict when, or at what rate, this demand may stop or its growth decline. If the demand for treatments like our NovaSure System were to stop abruptly or begin to decline, our business and operating results would be harmed.

We cannot accurately predict the size of the market or our ability to convince women to undergo our NovaSure procedure.

We cannot accurately predict the size of the market for endometrial ablation products such as our NovaSure System. Our long-term growth will be dependent upon our ability to convince a significant number of gynecologists and women that our NovaSure System is superior to currently available treatments for excessive menstrual bleeding as well as treatments that may be developed and commercialized in the future. The most widely used and accepted treatments for excessive menstrual bleeding are drug treatment, hysterectomy, dilation and curettage, or D&C, and hysteroscopic rollerball ablation, or rollerball ablation. Over the past several years, the FDA approved several alternative, new endometrial ablation treatments for excessive menstrual bleeding, including our NovaSure System, and the use of these treatments has been increasing. However, the vast majority of women experiencing excessive menstrual bleeding continues to rely primarily on drug therapy for the treatment of this condition or does not pursue any form of treatment. Furthermore, since the introduction of these new endometrial ablation treatments, the number of hysterectomies, D&Cs and rollerball ablations has not changed significantly, indicating that traditional treatments for excessive menstrual bleeding have not been displaced by these new endometrial ablation treatments. We cannot assure you that the market for endometrial ablation products will develop in the future or that the new endometrial ablation procedures, including our NovaSure procedure, will continue to experience similar or greater rates of use. Additionally, our growth will depend upon our ability to attract those women that are currently not seeking treatment for this condition to the benefits of our NovaSure System. We cannot assure you that we will be successful in continuing to attract gynecologists and women to use our NovaSure System, or whether or not evolving trends in the treatment of excessive menstrual bleeding will favor new endometrial ablation procedures as compared to traditional approaches.

We compete against other medical device and drug companies with greater resources and more established products, which may prevent us from achieving significant market penetration.

We currently face direct competition from Johnson & Johnson, Boston Scientific Corporation, American Medical Systems, Inc. and Microsulis Medical Limited, each of which markets an FDA-approved endometrial ablation device for the treatment of excessive menstrual bleeding. In addition to these devices, there exist alternative treatments to our NovaSure System, such as drug therapy, hysterectomy, D&C and rollerball ablation. These alternative treatments have been in use for a longer time than our procedure and are more widely recognized and used by physicians for the treatment of excessive menstrual bleeding.

Because drug therapy is an alternative to our procedure, our competitors also include many major pharmaceutical companies that manufacture hormonal drugs for women. Some of our competitors, including Johnson & Johnson, Boston Scientific Corporation, American Medical Systems, Inc. and the pharmaceutical companies that sell hormonal drugs, are large companies that enjoy significant competitive advantages, including:

•	significantly greater name recognition;

•	established relationships with health care professionals, customers and third-party payors;

•	established distribution networks;

•	additional lines of products, and the ability to offer rebates or bundle products to offer discounts or incentives to gain competitive advantage; and

•	greater resources for product development, sales and marketing.

The market for our product is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. Improvements in existing competitive products or the introduction of new competitive products may reduce our ability to compete for sales, particularly if those competitive products demonstrate better safety or effectiveness, clinical results, ease of use or lower cost than our NovaSure System. If we are unable to compete effectively against existing and future competitors and existing and future alternative treatments, our sales will decline and our business would be harmed.

We have limited operating experience and a history of net losses and cannot guarantee that we can maintain recent profitability.

We have a limited operating history upon which you can evaluate our business. We began full commercial release of our NovaSure System in the United States in January 2002. Since our inception through September 30, 2003, we have incurred losses every quarter, except for the quarter ending September 30, 2003. As of September 30, 2003, we had an accumulated deficit of approximately $65.7 million. This short history may not be adequate to enable you to fully assess our ability to successfully develop our products, achieve market acceptance of our products or respond to competition. We cannot assure you that we will be able to maintain the profitability we achieved for the quarter ended September 30, 2003 or that we will be profitable on a sustainable basis or at all in the future.

If we are unable to prevent third parties from using our intellectual property, our ability to compete in the market will be harmed. A primary patent covering the NovaSure System is presently in a re-examination proceeding before the U.S. Patent and Trademark Office.

We rely on patent protection, as well as on a combination of copyright, trade secret and trademark laws, to protect our proprietary technology and rights and to prevent our products from being duplicated by our competitors. However, these legal means afford only limited protection and may not adequately protect our proprietary rights or permit us to gain or keep any competitive advantage.

Third parties may attempt to challenge or invalidate our patents. For example, we are currently responding to a patent re-examination proceeding initiated by Johnson & Johnson in the U.S. Patent and Trademark Office, or USPTO, with respect to a primary patent relating to our NovaSure System and procedure. This is the second re-examination requested by Johnson & Johnson against this patent, and the USPTO has consolidated this re-examination into Johnson & Johnson’s first request. We cannot assure you that we will be successful in maintaining the claims of this patent during re-examination, and we expect that at least the broader claims will be narrowed as a result of this proceeding. If our patent claims are narrowed substantially by the pending USPTO proceeding, the patent coverage afforded our NovaSure System could be impaired, which would significantly impede our competitive position and harm our business and operating results.

Our existing and future patent applications may not issue as patents at all or may not issue in a form that will be advantageous to us. Any patents we do obtain may be challenged by re-examination or otherwise, invalidated or legally circumvented by third parties. Our patents and patent applications cover particular aspects of our products and technologies. Other parties may develop and obtain patent protection for more effective technologies, designs or methods for treating excessive menstrual bleeding. If these developments were to occur, it would likely have an adverse effect on our sales. Additionally, we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by consultants, vendors, former employees and current employees, despite the existence of nondisclosure and confidentiality agreements and other contractual restrictions. Furthermore, the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. If our intellectual property rights are not adequately protected, we may be unable to keep other companies from competing directly with us, which could result in a decrease in our sales and market share that would harm our business and operating results.

Our NovaSure System could infringe on the intellectual property rights of others, which may lead to costly litigation, payment of substantial damages or royalties and/ or our inability to use essential technologies.

The medical device industry in general, and the therapeutic use of devices employing radiofrequency energy in particular, have been characterized by extensive litigation and administrative proceedings regarding patents and other intellectual property rights. In addition, major medical equipment companies have often used litigation against emerging growth companies as a means of gaining competitive advantage. We are aware of a number of issued patents and patent applications that relate to the treatment of excessive menstrual bleeding held by various parties, including patents owned and relied upon by Johnson & Johnson in the pending USPTO re-examination proceedings.

Our competitors or others could assert in legal proceedings that our NovaSure System and methods of treating excessive menstrual bleeding infringe their patents. In addition, they may claim that their patents have priority over ours because their claims were issued first. Because patent applications can take many years to issue, there may be applications now pending of which we are unaware, which may later result in issued patents that our NovaSure System or methods of treating excessive menstrual bleeding may infringe. There could also be existing patents that one or more of our devices or methods may inadvertently be infringing of which we are unaware. As the number of competitors in the market for the treatment of excessive menstrual bleeding is large and may grow significantly in the future, the possibility of a patent infringement claim against us may increase.

We occasionally learn about patents owned by third parties that appear to have claims relevant to our NovaSure System. In such instances, we may retain outside patent counsel to carefully analyze the applicable patent and to provide us with a written opinion regarding the counsel’s analysis. In one instance, we obtained a written opinion of patent counsel relating to non-infringement of two patents owned by one of our competitors. While we believe the opinion to be accurate, we cannot assure you that if this competitor were to sue us claiming infringement of these patents that we would be able to successfully defend ourselves.

If third parties file patent applications or are issued patents claiming technology also claimed by us in pending applications, we may be required to participate in interference proceedings in the USPTO to determine the relative priorities of our inventions and the third parties’ inventions. We could also be required to participate in interference proceedings involving our issued patents and the pending patent applications of another party. An adverse outcome in an interference proceeding could require us to cease using the technology or to license rights from prevailing third parties.

Infringement, interference and other intellectual property claims and proceedings, with or without merit, can be expensive and time-consuming to litigate or otherwise dispose of and can divert management’s attention from conducting our business. In addition, if we lose an intellectual property litigation matter, a court could do one or more of the following:

•	require us to pay substantial damages for past use;

•	require us to pay substantial royalties for future use; or

•	prohibit us from using essential technologies.

If we seek to obtain a license under a third party’s intellectual property rights to bring an end to any claims or actions asserted or threatened against us, we may not be able to obtain a license on reasonable terms or at all. In the event of an adverse determination in an intellectual property suit or proceeding, our sales, revenues and financial condition would be harmed, and our stock price would likely decline.

If we fail to meet the demand for our NovaSure disposable device as we transition to in-house manufacturing in Costa Rica, we may experience a decrease in sales.

Historically, the disposable component of our NovaSure System has been manufactured by an independent contractor located in Costa Rica. We are currently in the process of transitioning that manufacturing from the contractor to our own manufacturing operation in Costa Rica.

We must complete construction of our new facility, equip it and obtain FDA approval prior to manufacture of the device there. The completion could be delayed by unforeseen circumstances, including:

•	difficulties with facility construction;

•	inability to obtain critical equipment on a timely basis;

•	failures to obtain necessary regulatory approvals or operating permits in a timely fashion, if at all;

•	shortages of qualified personnel to operate equipment and manage manufacturing operations;

•	shortages of key raw materials or component inputs to the manufacturing process; and

•	difficulties associated with moving from smaller-scale production to higher volumes.

Increasing production capacity may be more difficult for us because of the complex nature of the manufacturing processes for the disposable component of our NovaSure System. As we scale-up operations at our new leased facility, we could also experience difficulties in producing sufficient quantities or quality of products or in achieving sufficient quality and manufacturing yield levels. If we are unable to commence manufacturing at our new Costa Rica facility on schedule or otherwise fail to meet our manufacturing needs, we may not be able to provide our customers with the quantity or quality of products they require, and we could lose customers and suffer reduced revenues. We could also experience increased per-unit costs if we need to rely on our Costa Rican contract manufacturer for a longer period than we currently anticipate.

Because of our manufacturing presence in Costa Rica, we are subject to the political and economic risks of doing business there.

We cannot guarantee that the political, labor and economic climate in Costa Rica will remain sufficiently stable for our manufacturing purposes. Our operations could be adversely affected by political unrest and fluctuations in the value of the local Costa Rican currency. We could also be harmed by strikes and other labor disruptions. Any of these events could result in increased costs or in disruptions of supply of our NovaSure disposable devices, which would harm our business and operating results.

We are currently defending a product liability lawsuit and are subject to the risk of additional product liability claims.

We manufacture medical devices that are used on patients in endometrial ablation procedures. Such procedures involve a significant risk of serious complications, including bleeding that may require blood transfusions, uterine and bowel perforation and other damage to adjacent tissue and organs, infection and death. Consequently, companies that produce medical devices for use in the uterus are subject to a significant risk of product liability litigation. We currently have one claim for product liability pending against us, and we are aware of the possibility of at least one other claim.

In August 2003, we and others were sued by a patient that was injured during a NovaSure procedure. We believe the injuries were the result of the physician’s inappropriate use of our NovaSure device in a manner that is contrary to the product’s instructions for use. However, we cannot assure you that we will be successful in defending ourselves against the alleged claims. Additionally, we are aware of another instance in which a patient died several days following our NovaSure procedure. In this case, we also believe that the treating physician used our NovaSure System improperly and in a manner contrary to the instructions for use. To date no legal action has been initiated against us with respect to this event; however, we cannot assure you that no action will be initiated, or, if initiated, that we will be able to successfully defend ourselves.

If our NovaSure System is found to have caused or contributed to injuries or deaths, we could be held liable for substantial damages. In addition, claims of this nature may adversely affect our reputation, which could damage our position in the market. We maintain product liability insurance. However, we cannot assure you that these existing claims, or any future product liability claims, will not result in court judgments or settlements that are in excess of the liability limits of our product liability insurance coverage. Our insurance policies also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court that exceed our coverage limitations or that are not covered by our insurance.

Any product liability claim brought against us, with or without merit, could result in the increase of our product liability insurance rates or the inability to secure additional coverage in the future. Finally, even a meritless or unsuccessful product liability claim would be time consuming and expensive to defend and could result in a diversion of management’s attention from our core business, which would cause our business to suffer.

Our failure to obtain or maintain necessary regulatory clearances or approvals could hurt our ability to commercially distribute and market our NovaSure System.

Our NovaSure System is a medical device and is subject to extensive regulation in the United States and in foreign countries where we intend to do business. Unless an exemption applies, a medical device must first receive either 510(k) clearance or premarket approval from the FDA before it is marketed in the United States. The FDA’s 510(k) clearance process usually takes from three to twelve months but may take significantly longer. The premarket approval process generally takes from one to three years from the time the application is submitted to the FDA, but it can be significantly longer and can be significantly more expensive and uncertain than the 510(k) clearance process. Medical devices may be marketed only for the indications for which they are approved or cleared. Although we have obtained premarket approval for our NovaSure System to treat excessive menstrual bleeding in pre-menopausal women who have completed childbearing, the FDA can take action affecting our premarket approvals if serious safety or other problems develop in the marketplace. We may be required to obtain 510(k) clearances or premarket approvals to market additional products, for modifications to our NovaSure System, or for new indications for our NovaSure System. We cannot be certain that we would obtain 510(k) clearances or additional premarket approvals in a timely manner or at all. Delays in obtaining clearances or approvals would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our revenue and future profitability.

We are also subject to Medical Device Reporting regulations that require us to report to the FDA if our products cause or contribute to a death or serious injury or if they malfunction. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA, which may include any of the following sanctions:

•	fines, injunctions and civil penalties;

•	recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusal of our requests for 510(k) clearance or premarket approval of new products or new intended uses;

•	withdrawal of 510(k) clearance or premarket approvals that are already granted; and

•	criminal prosecution.

Modifications to our marketed devices may require premarket supplements, or new regulatory clearances or premarket approvals, or may require us to cease marketing or recall the modified devices until clearances or approvals are obtained.

Any modifications to a device that has received a premarket approval that could significantly affect its safety or effectiveness, or would constitute a major change in its function, intended use or manufacturing, requires a premarket approval supplement or possibly a separate premarket approval. The FDA requires the device manufacturer to make and document its determination whether or not a premarket approval or supplement is required, but the FDA can review the manufacturer’s decision. We have modified various aspects of our NovaSure System and have filed and received approval for one premarket supplement with respect to some of the changes in the design of and manufacturing process for our disposable device. The FDA may not agree with our decisions not to seek supplements or new approvals for the other device modifications or for any future device modifications we may make. If the FDA requires us to seek one or more premarket approval supplements or new premarket approvals for any modification to a previously approved device, we may be required to cease marketing or to recall the modified device until we obtain approval, and we may be subject to significant regulatory fines or penalties. In the future, we intend to introduce a second-generation NovaSure controller and will be required to file a premarket supplement in connection with that controller. We cannot assure you that the FDA will approve our premarket supplement or any future supplement in a timely manner or at all.

Our products are subject to recalls even after receiving FDA clearance or approval, which would harm our reputation, business and financial results.

The FDA and similar governmental bodies in other countries have the authority to require the recall of our products in the event of material deficiencies or defects in design or manufacture. A government mandated or voluntary recall by us could occur as a result of component failures, manufacturing errors or design defects, including defects in labeling. Any recall would divert management attention and financial resources and harm our reputation with customers. A recall involving our NovaSure System could harm the reputation of the product and our company and would be particularly harmful to our business and financial results, in part because our NovaSure System is currently our only product.

If we or our contract manufacturers fail to comply with Quality System regulations, our manufacturing operations could be interrupted, and our product sales and operating results could suffer.

Our manufacturing processes, including our manufacturing operations in Costa Rica, and those of our contract manufacturers are required to comply with the FDA’s Quality System regulations, which cover the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our devices. The FDA enforces its Quality System regulations through periodic unannounced inspections. The manufacturing facility of our Costa Rican contract manufacturer has previously passed an FDA Quality System inspection, but we cannot assure you that it would pass any future Quality System inspection. Our new, in-house Costa Rican manufacturing facility may need to pass a Quality System inspection prior to commencement of operations. If one of our manufacturing facilities or those of any of our contract manufacturers fails a Quality System inspection, our operations could be disrupted and our manufacturing interrupted. Failure to take adequate and timely corrective action in response to an adverse Quality System inspection could force a shutdown of our manufacturing operations or a recall of our products. If we shut down manufacturing operations or recall any of our products, we may not be able to provide our customers with the quantity of products they require, and we could lose customers and suffer reduced revenue.

Legislative or regulatory reform of the healthcare system may affect our ability to sell our products profitably.

In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare system in ways that could impact our ability to sell our products profitably. In the United States in recent years, new legislation has been proposed at the federal and state levels that would effect major changes in the healthcare system. The federal government and some states have enacted healthcare reform legislation, and further federal and state proposals are likely. The potential for adoption of these proposals affects or may affect our ability to market our products. For example, any adoption of healthcare reform proposals on a state-by-state basis could require us to develop state-specific marketing and sales approaches. In addition, we may experience pricing pressures in connection with the sale of our products due to additional legislative proposals or healthcare reform initiatives. Our results of operations and our business could therefore be adversely affected by future healthcare reforms.

Changes in reimbursement for procedures using our NovaSure System could affect the adoption of our NovaSure System and our future product sales.

Widespread adoption of our NovaSure System by the medical community is unlikely to occur if physicians do not receive sufficient reimbursement from payors for performing our NovaSure procedure. A currently effective Category I Current Procedural Terminology, or CPT, billing code covers endometrial ablation procedures. Our NovaSure procedure is typically reimbursed by private healthcare insurance or managed care payors. However, many of these private payors use reimbursement amounts determined by Medicare and the Center for Medicare and Medicaid Services, or CMS, as a guideline in setting their reimbursement policies. CMS guidelines set the reimbursement rates for procedures covered by Medicare. However, future regulatory action by CMS or other government agencies or negative clinical results may diminish reimbursement coverage for physicians, hospitals and outpatient surgery centers. Additionally, some private payors do not follow the CMS and Medicaid guidelines and those payers may reimburse for only a portion of our procedure or not at all. Even to the extent our NovaSure product is reimbursed by private payors and governmental payors, adverse changes in payors’ policies toward reimbursement for the procedure would also harm our ability to market and sell our NovaSure System.

We are unable to predict what changes will be made in the reimbursement methods used by private or governmental third-party payors. We cannot be certain that under prospective payment systems, such as those used by Medicare and by many private healthcare payors, that the cost of our NovaSure System will be justified. Furthermore, Medicaid reimbursement differs from state to state, and some state Medicaid programs may not reimburse for a procedure in an adequate amount, if at all. If physicians are unable to obtain adequate reimbursement for procedures using our NovaSure System, we may be unable to sell our NovaSure System and our business could suffer. Any lack of private or governmental third-party payor coverage or inadequate reimbursement could seriously harm our business, financial condition and operating results.

Even if we fulfill international regulatory requirements to market our NovaSure System, our success will be partly dependent upon the availability of reimbursement within prevailing health care payment systems. Reimbursement and health care payment systems in international markets vary significantly by country and include both government-sponsored health care and private insurance. In addition, health care cost containment efforts similar to those we face in the United States are prevalent in many of the other countries in which we intend to sell our NovaSure System, and these efforts are expected to continue. Although we may seek international reimbursement approvals in certain markets, we may not obtain approvals in a timely manner, if at all.

Our manufacturing operations are highly dependent upon third-party suppliers, making us vulnerable to supply problems and price fluctuations, which could harm our business.

Many of the components and materials that comprise our products are currently manufactured by a limited number of third-party suppliers, including some components that we obtain from single sources. Although we believe that alternative sources for these components are available, a supply interruption could harm our ability to manufacture our products until a new source of supply is identified and qualified. Additionally, we utilize several electronic components that may become obsolete or no longer be manufactured. Switching components may require product redesign and submission to the FDA of a premarket supplement or possibly a separate premarket approval, either of which could significantly delay production. Our reliance on these outside suppliers subjects us to a number of risks that could harm our business, including:

•	suppliers may make errors in manufacturing components that could adversely affect the efficacy or safety of our products or cause delays in shipment of our products;

•	we may not be able to obtain adequate supply in a timely manner or on commercially reasonable terms;

•	we may have difficulty locating and qualifying alternative suppliers for our components;

•	once we identify alternative suppliers, we could experience significant delays in production due to the need to evaluate and test the products delivered by alternative suppliers and to obtain regulatory qualification for them;

•	we are not a major customer of many of our suppliers, and these suppliers may therefore give other customers’ needs higher priority than ours;

•	we use some suppliers that are small, privately-held companies, and these suppliers could encounter financial or other difficulties that could cause them to modify or discontinue their operations at any time;

•	our suppliers manufacture products for a range of customers, and fluctuations in demand for the products those suppliers manufacture for others may affect their ability to deliver components for us in a timely manner; and

•	our suppliers may encounter financial hardships unrelated to our demand for components, which could inhibit their ability to fulfill our orders and meet our requirements.

Any interruption or delay in the supply of components or materials, or our inability to obtain components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and cause them to cancel orders or switch to competitive procedures. These events could harm our business and operating results.

If we do not effectively manage our growth, our existing infrastructure may become strained, and we will be unable to increase sales of our NovaSure System or generate significant revenue growth.

Our sales force headcount and our total headcount have increased significantly since our full commercial launch in January 2002. The growth that we have experienced, and may experience in the future, provides challenges to our organization, requiring us to rapidly expand the number of our personnel and operations. This growth may continue to place a significant strain on our management and operations. We may not be able to attract, hire and retain sufficient personnel to meet our goals for growth. We also anticipate the need to make expenditures to improve and upgrade our management information systems. If we cannot scale our business appropriately, maintain control over expenses or otherwise adapt to anticipated growth, or if our business resources become strained, we may not be able to deliver our NovaSure System in a timely manner and our results of operations would be adversely affected.

If we lose any of our key personnel, our ability to manage our business and continue our growth would be negatively impacted.

Our future success depends upon the continued service of our executive officers and other key personnel and our ability to attract and retain additional highly skilled personnel. Competition for these types of employees is intense, and we have in the past experienced difficulty in recruiting qualified personnel. Searching for replacements for our executive officers or other key personnel could divert management’s time. Most of our executive officers and other key employees are not bound by an employment agreement for any specific term, and we do not maintain any key person life insurance policies. If we fail to attract and retain personnel, particularly management, sales and technical personnel, we may not be able to execute our business plan. Additionally, if one or more of our executive officers or other key employees decide to join a competitor or otherwise compete directly or indirectly with us, our business could be seriously harmed.

Our operations are consolidated in two facilities. A disaster at either of these facilities is possible and could result in a prolonged interruption of our business.

Substantially all of our administrative operations and some of our manufacturing operations are located in our facility in Palo Alto, California, which is near known earthquake fault zones. We are also dependent on suppliers located in the same geographic region that are subject to the same risks. Substantially all of our manufacturing operations for disposable components are located in San Jose, Costa Rica, an area which is also in a known earthquake fault zone. We have taken precautions to safeguard our facilities including insurance, disaster recovery planning and off-site backup of computer data; however, a natural disaster such as an earthquake, fire or flood, could seriously harm our business, adversely affect our operations and damage our reputation with customers. We maintain commercial insurance that includes business interruption coverage; however the insurance we maintain against such natural disasters and business interruption may not be adequate to cover our losses.

Our future growth may depend in part on acquisitions of new products or technologies, and these acquisitions may not yield their anticipated benefits.

We may seek to grow our business through acquisitions of products or technologies that we believe are complementary to our existing products and can be sold through our sales force. There are significant risks associated with acquisitions, including difficulties with:

•	integrating acquired operations and businesses;

•	allocating management resources;

•	completing research and development activities related to acquired products or technologies;

•	obtaining necessary regulatory clearances and approvals for new or acquired products;

•	training our sales force to sell new products and technologies;

•	coordinating management of operations at new sites;

•	maintaining customer, supplier or other favorable business relationships of acquired businesses and terminating unfavorable business relationships;

•	addressing unforeseen or undisclosed liabilities of acquired businesses;

•	improving and upgrading our management information systems to enable them to support the operations of acquired businesses; and

•	maintaining key employees of acquired businesses.

Any of these factors could prevent us from realizing the anticipated benefits of an acquisition, including operational synergies, economies of scale and increases in the value of our business. Our failure to realize the anticipated benefits of acquisitions we undertake could adversely affect our business and operating results.

Future acquisitions may also result in dilutive issuances of equity securities, the incurrence of debt, restructuring charges relating to consolidation of operations and the creation of goodwill and other intangible assets that could result in future impairment charges, any of which could adversely affect our operating results.

The amount that we raise in this offering may not be adequate, and we may be unable to obtain future capital on satisfactory terms.

We may require financing in addition to the net proceeds from this offering. We may need such financing due to changes in our operations or in order to finance future growth or pursue opportunities to acquire companies, products or technologies. We cannot assure you that additional financing will be available on a timely basis on terms acceptable to us, or at all, or that any financing will not be dilutive to stockholders. If adequate funds are not available:

•	we may have to delay our plans to increase the size of our sales force;

•	we may delay development or commercialization of additional products or license to third parties the rights to commercialize products or technologies that we would otherwise seek to commercialize for ourselves; and

•	we may have to reduce the marketing, customer support or other resources devoted to our NovaSure System.

Any of these results would harm our financial condition.

Risks Related to this Offering

Our principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.

After this offering, our officers, directors and principal stockholders will together control approximately           % of our outstanding common stock and           % if the overallotment option is exercised. If these stockholders act together, they will be able to control our management and affairs in all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock. In addition, this significant concentration of share ownership may adversely affect the trading price of our common stock because investors often perceive disadvantages to owning stock in companies with controlling stockholders.

A sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market following this offering could harm the market price of our common stock. As additional shares of our common stock become available for resale in the public market, the supply of our common stock will increase, which could decrease the price. There will be approximately 22,597,587 additional shares of common stock eligible for sale beginning 180 days after the effective date of this prospectus upon the expiration of lock-up arrangements between our stockholders and underwriters.

Our common stock has not been publicly traded, and we expect that the price of our common stock will fluctuate substantially.

Prior to this offering, there has been no public market for shares of our common stock. An active public trading market may not develop following completion of this offering or, if developed, may not be sustained. The price of the shares of common stock sold in this offering will be determined by negotiation between the underwriters and us. This price will not necessarily reflect the market price of the common stock following this offering. The market price of the common stock following this offering will be affected by a number of factors, including:

•	volume and timing of orders for our products;

•	developments in administrative proceedings or litigation related to intellectual property rights;

•	issuance of patents to us or our competitors;

•	the announcement of new products or product enhancements by us or our competitors;

•	the announcement of technological or medical innovations in the treatment of excessive menstrual bleeding;

•	changes in governmental regulations or in the status of our regulatory approvals or applications;

•	changes in the availability of third-party reimbursement in the United States or other countries;

•	developments in our industry;

•	quarterly variations in our or our competitors’ results of operations;

•	changes in earnings estimates or recommendations by securities analysts; and

•	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

New investors will experience immediate and substantial dilution in the value of their common stock following this offering.

If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution of $          per share, because the price you pay, assuming an initial public offering price of $                    , would be substantially greater than the net tangible book value per share of common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. If the holders of outstanding options or warrants exercise those options or warrants, you will incur further dilution.

We have broad discretion in the use of proceeds of this offering.

The net proceeds of this offering will be used, as determined by management in its sole discretion, for working capital and general corporate purposes including expansion of sales and marketing efforts, research and development, as well as potential acquisitions of complementary businesses, products or technologies. However, we have not determined the specific allocation of the net proceeds of this offering. Our management will have broad discretion over the use and investment of the net proceeds of this offering, and, accordingly, investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds, with only limited information concerning management’s specific intentions.

Anti-takeover provisions in our amended and restated certificate of incorporation, our bylaws and Delaware law could discourage a takeover.

Provisions of our amended and restated certificate of incorporation, bylaws and Delaware law may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. These provisions, among other things, eliminate the right of stockholders to act by written consent or call special meetings of stockholders, require advance notice of business to be brought before stockholders’ meetings and provide for a classified board of directors under which directors serve for three-year terms and only approximately one-third of the members of the board are elected at each annual meeting of stockholders. The existence of these provisions could adversely affect the voting power of holders of our common stock and could limit the price that investors might be willing to pay in the future for shares of our common stock.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” may contain forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. These risks and other factors include, but are not limited to, those listed under “Risk Factors.” In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential,” “continue” or the negative of these terms or other comparable terminology.

We may decide to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed as a result of various factors, including those factors described in the “Risk Factors” section of this prospectus.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform our statements to actual results or changed expectations.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of                      shares of common stock that we are selling in this offering will be approximately $                     million based on an assumed initial public offering price of $          per share, the mid-point of the range on the front cover of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that we will receive net proceeds of approximately $           million. As of September 30, 2003, we had $11.4 million in cash, cash equivalents and short-term investments.

We currently estimate that we will use the net proceeds of this offering, together with our cash on hand and cash generated from operations, to fund our operations, including:

•	approximately $18 million to fund continued sales and marketing efforts;

•	approximately $4 million for research and development; and

•	the remainder for working capital and other general corporate purposes.

The amounts actually expended for these purposes may vary significantly and will depend on a number of factors, including the amount of our future revenues, expenses and the other factors described under “Risk Factors.” In addition, we will retain broad discretion in the allocation of the net proceeds of this offering. Should we determine to employ cash resources for the acquisition of complementary businesses, products or technologies, the amounts available for the purposes cited above may be significantly reduced. Although we evaluate potential acquisitions in the ordinary course of business, we have no specific understandings, commitments or agreements with respect to any acquisition or investment at this time.

Until we use the net proceeds of this offering for the above purposes, we intend to invest the funds in short-term, investment-grade, interest-bearing securities. We cannot predict whether the proceeds invested will yield a favorable return.

DIVIDEND POLICY

Since our inception, we have never declared or paid any cash dividends on our capital stock. We currently expect to retain our future earnings for use in the operation and expansion of our business and do not anticipate paying any dividends in the foreseeable future.

CAPITALIZATION

The following table sets forth our actual capitalization as of September 30, 2003. In addition, it also sets forth our capitalization as of September 30, 2003:

•	on a pro forma basis to give effect to the conversion of all outstanding shares of our convertible preferred stock into shares of common stock upon the closing of this offering; and

•	on a pro forma as adjusted basis to reflect (i) the conversion of all outstanding shares of our convertible preferred stock into shares of common stock upon the closing of this offering and (ii) the sale by us in this offering of shares of common stock at an assumed initial public offering price of $ per share, the mid-point of the range on the front cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the capitalization table together with the sections of this prospectus entitled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with the financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2003

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(in thousands, except share data)
		(unaudited)
Long-term obligations, less current portion	$—	$—	$—
Convertible preferred stock, $0.001 par value; 25,245,152 shares authorized, 20,505,841 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	77,566

Stockholders’ equity (deficit):
Preferred stock, $0.001 par value; no shares authorized, issued or outstanding, actual and pro forma; 10,000,000 shares authorized, no shares issued or outstanding, pro forma as adjusted	—
Common stock, $0.001 par value; 100,000,000 shares authorized, 1,253,946 shares issued and outstanding, actual; shares issued and outstanding, pro forma; 75,000,000 shares authorized and shares issued and outstanding, pro forma as adjusted	356
Additional paid-in capital	8,511
Notes receivable from stockholders	(140)
Deferred stock-based compensation, net	(2,500)
Accumulated other comprehensive loss	(9)
Accumulated deficit	(65,732)

Total stockholders’ equity (deficit)	(59,514)

Total capitalization	$18,052

The information in the table above does not include additional shares of common stock which may be issued under the following plans and arrangements:

•	1,112,713 shares issuable upon exercise of outstanding warrants as of September 30, 2003 at a weighted average exercise price of $1.45 per share;

•	4,608,194 shares issuable upon exercise of outstanding options as of September 30, 2003 under our 1997 Stock Option Plan at a weighted average exercise price of $0.49 per share; and

•	a total of shares available for future issuance under our 2004 Stock Plan and 2004 Employee Stock Purchase Plan.

DILUTION

Our pro forma net tangible book value at September 30, 2003 was approximately $           million, or $           per share. Pro forma net tangible book value per share is equal to our total tangible assets less our total liabilities, divided by the total number of shares of our common stock outstanding. After giving effect to the sale of the                      shares of our common stock offered in this offering at an assumed initial public offering price of $          per share, the mid-point of the range on the front cover of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at September 30, 2003 would have been approximately $                    , or $          per share. This represents an immediate increase in net tangible book value of $          per share to existing stockholders and an immediate dilution of $                    per share to new investors purchasing shares of our common stock in this offering.

The following table illustrates the per share dilution to the new investors:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share at September 30, 2003
Increase in pro forma net tangible book value per share attributable to this offering

Pro forma net tangible book value per share as adjusted after this offering

Dilution per share to new investors in this offering	$

If the underwriters exercise their over-allotment option in full, there will be an increase in pro forma net tangible book value to $          per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $                    to new investors.

The following table summarizes, on a pro forma basis as of September 30, 2003, after giving effect to the conversion of all outstanding shares of our convertible preferred stock into shares of common stock upon the closing of this offering, the total number of stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by the existing stockholders and by the new investors in this offering before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average
Price Per
	Numbers	Percent	Amount	Percent	Share

Existing stockholders		%	$	%	$
New investors

Total		100%	$	100%	$

If the underwriters exercise their over-allotment option in full, our existing stockholders would own           % and our new investors would own           % of the total number of shares of our common stock outstanding after this offering.

The preceding discussion and tables assume no exercise of stock options or warrants outstanding as of September 30, 2003. There were:

•	1,112,713 shares issuable upon exercise of outstanding warrants as of September 30, 2003 at a weighted average exercise price of $1.45 per share;

•	4,608,194 shares issuable upon exercise of outstanding options as of September 30, 2003 under our 1997 Stock Option Plan at a weighted average exercise price of $0.49 per share; and

•	a total of shares available for future issuance under our 2004 Stock Plan and 2004 Employee Stock Purchase Plan.

Assuming the exercise in full of all options and warrants outstanding and exercisable as of September 30, 2003, the average price per share paid by our existing stockholders would be reduced by $          per share to $          per share.

After this offering and assuming the exercise in full of all options and warrants outstanding and exercisable as of September 30, 2003, our pro forma net tangible book value per share as of September 30, 2003 would be $          per share, representing an immediate increase in net tangible book value of $                    per share to existing stockholders and an immediate dilution in net tangible book value of $          per share to new investors.

SELECTED FINANCIAL DATA

The selected financial data set forth below are derived from our financial statements. The statement of operations data for the years ended December 31, 1998 and 1999, and the balance sheet data as of December 31, 1998, 1999 and 2000 are derived from our audited financial statements not included in this prospectus. The statement of operations data for the years ended December 31, 2000, 2001 and 2002, and the balance sheet data as of December 31, 2001 and 2002 are derived from our audited financial statements included in this prospectus. The statement of operations data for the nine months ended September 30, 2002 and 2003 and the balance sheet data as of September 30, 2003 are derived from our unaudited financial statements included in this prospectus. Our unaudited financial statements have been prepared by us on a basis consistent with our audited financial statements and, in management’s opinion, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this information. The results of operations for the nine months ended September 30, 2003 are not necessarily indicative of the results to be expected for the entire fiscal year, for any other interim period or for any future fiscal year. The selected financial data set forth below should be read in conjunction with our financial statements, the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

						Nine Months Ended
	Years Ended December 31,					September 30,

	1998	1999	2000	2001	2002	2002	2003

	(in thousands, except share and per shar					e data(unaudited)
Statement of Operations Data:
Revenue	$—	$—	$122	$625	$8,313	$4,198	$24,568
Cost of revenue	—	—	537	4,181	9,080	5,953	11,012 (1)

Gross profit (loss)	—	—	(415)	(3,556)	(767)	(1,755)	13,556
Operating expenses:
Research and development	5,041	6,375	7,044	2,556	2,101	1,550	1,802 (2)
Sales and marketing	625	921	1,033	3,115	9,631	6,430	10,532 (3)
General and administrative	735	1,180	2,390	2,244	2,508	1,876	5,227 (6)

Total operating expenses	6,401	8,476	10,467	7,915	14,240	9,856	17,560
Loss from operations	(6,401)	(8,476)	(10,882)	(11,471)	(15,007)	(11,611)	(4,004)
Interest income	—	178	182	216	333	257	130
Interest expense	(147)	—	(128)	(1,081)	(525)	(484)	(23)

Net loss	$(6,548)	$(8,298)	$(10,828)	$(12,336)	$(15,199)	$(11,838)	$(3,922)

Net loss before provision for income taxes	(6,548)	(8,298)	(10,828)	(12,336)	(15,199)	(11,838)	(3,897)
Provision for income taxes	—	—	—	—	—	—	(25)

Basic and diluted net loss per share	$(12.68)	$(11.65)	$(13.39)	$(12.68)	$(13.85)	$(10.99)	$(3.24)

Shares used to compute net loss per share	516,408	712,049	808,633	972,574	1,097,172	1,077,227	1,209,692

Pro forma basic and diluted net loss per share					$(0.74)		$(0.17)

Shares used to compute pro forma basic and diluted net loss per share					20,527,030		22,487,185

(1)	Includes non-cash, stock-based compensation charges of $796.
(2)	Includes non-cash, stock-based compensation charges of $171.
(3)	Includes non-cash, stock-based compensation charges of $75.
(4)	Includes non-cash, stock-based compensation charges of $2,951.

	As of December 31,					As of
						September 30,
	1998	1999	2000	2001	2002	2003

						(unaudited)
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$4,188	$1,559	$667	$1,258	$14,232	$11,359
Working capital (deficiency)	4,525	669	(2,031)	1,114	15,738	15,618
Total assets	5,294	2,191	2,452	4,376	20,460	21,507
Long-term obligations, less current portion	20	10	69	75	—	—
Convertible preferred stock	19,770	24,330	32,791	47,454	77,326	77,566
Deferred stock-based compensation, net	—	—	—	—	—	(2,500)
Accumulated deficit	(15,148)	(23,446)	(34,275)	(46,611)	(61,810)	(65,732)
Total stockholders’ equity (deficit)	(15,012)	(23,301)	(33,851)	(45,033)	(59,622)	(59,514)

See our financial statements and related notes for a description of the calculation of the historical and pro forma net loss per common share and the weighted-average number of shares used in computing the historical and pro forma per common share data.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We design, develop and sell medical devices for the treatment of excessive menstrual bleeding, a condition that affects one in five pre-menopausal women. We sell the NovaSure System, which consists of a single-use device and a controller that deliver radiofrequency energy to the uterus. Our NovaSure System allows physicians to treat women with excessive menstrual bleeding in a minimally invasive manner to eliminate or reduce their bleeding to normal levels.

From inception in 1993 until 1999, our operations consisted primarily of start-up activities, including development of our NovaSure System, recruiting personnel and raising capital. In November 2000 we sold our first NovaSure System outside the United States. In September 2001, we received premarket approval from the FDA for our NovaSure System. We began U.S. marketing of our NovaSure System in late 2001 and began full commercial U.S. launch in January 2002. From inception to September 30, 2003, we recognized $33.6 million in revenue from sale of our products, representing sales of over 35,000 NovaSure disposable devices. From inception until June 2003, we were unprofitable. We were profitable for the three-month period ended September 30, 2003. As of September 30, 2003 we had an accumulated deficit of $65.7 million.

We market our NovaSure System through a direct sales force to gynecologists in the United States, and we sell our system to hospitals and outpatient surgery centers. We use distributors outside the United States, and international sales accounted for less than 4% of our revenues for the nine months ended September 30, 2003.

Critical Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 1 to our financial statements included elsewhere in this prospectus, we believe that the following accounting policies are important to understanding and evaluating our reported financial results.

Revenue Recognition

Revenue is recognized upon passage of title, which generally occurs at time of shipment and when all other revenue recognition criteria have been met. We maintain an accounts receivable allowance for an estimated amount of losses that may result from customers’ inability to pay for product purchased. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. This allowance is adjusted periodically to reflect current data, activity and associated risks.

In the United States, we sell our products directly to hospitals and outpatient surgery centers. Outside the United States, we have entered into agreements with distributors for the sale of our products. U.S. customers and foreign distributors have no price protection or rights of return on products purchased after a 30-day period. A customer’s right of return applies only to defective products. For each sale, we determine whether evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collection is probable. If any of these criteria are not met, revenue recognition is deferred until such time as all of the criteria are met.

Stock-based Compensation Expense

Our stock-based compensation expense results primarily from three elements: deferred compensation resulting from employee stock option grants, from option grants to non-employees and from changes in share value related to notes receivable from Shareholders.

We have granted options primarily to employees, and to a much lesser extent to independent contractors. We generally determine stock-based compensation expense for options granted to employees under the intrinsic value method of accounting, which requires us to record a non-cash expense when the exercise price of the options granted is less than the estimated fair value of the underlying stock on the date of grant. This amount is included as a component of stockholders’ equity and is amortized on a straight-line basis by charges to earnings over the vesting period of the options. We recorded amortization of stock-based compensation expense of $139,000 for the nine months ended September 30, 2003. The expected future amortization for deferred compensation as of September 30, 2003 is as follows:

Period	Amount

Fourth quarter 2003	$163,000
2004	654,000
2005	654,000
2006	653,000
2007	376,000

$2,500,000

The amount of stock-based compensation expense to be recorded in future periods may decrease if unvested options, for which stock-based compensation expense has been recorded, are subsequently cancelled.

In addition, during the nine months ended September 30, 2003, we recorded $3.7 million in stock-based compensation charges relating to certain loans that we made during the period from 1993 to 1999 to enable founders and others to purchase shares of our common stock. These loans were made pursuant to full recourse promissory notes that were secured with the underlying shares of common stock purchased with the proceeds of the loans. These notes had maturities ranging from 1995 to 2003. Because we did not take action, legal or otherwise, to require the repayment of the notes at maturity, but rather permitted them to remain outstanding and continue accruing interest, for accounting purposes the issuance of shares that were purchased with the proceeds of the notes was deemed compensatory and we are required to record a non-cash, compensation charge equal to the difference between the exercise price and the fair value of the stock underlying the loans in each quarter that any of the loans remained outstanding. We anticipate that substantially all of the remaining outstanding loans will be repaid in full, with accrued interest, by January 2004 and that we will record stock-based compensation charges related to these loans of $1.1 million in the quarter ending December 31, 2003.

Deferred Income Taxes

We have established a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We account for income taxes under the provisions of Statement of Financial Standards, or SFAS No. 109, “Accounting for Income Taxes.” Under this method, deferred assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Valuation of Inventory

We value our inventory at the lower of the actual cost of our inventory or its current estimated market value. We continually assess the value of our inventory and will periodically write down its value for estimated excess and obsolete inventory based upon assumptions about future demand and market conditions.

Impairment of Long-Lived Assets

We review long-lived and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” An asset is considered impaired if its carrying amount exceeds the undiscounted future net cash flow the asset is expected to generate. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. We assess the recoverability of our long-lived assets by determining whether the unamortized balances can be recovered through undiscounted future net cash flows of the related assets. The amount of impairment, if any, is measured based on projected discounted future net cash flows using a discount rate reflecting our average cost of capital, or other appropriate method of determining fair value. The process of evaluating the potential impairment is subjective and requires management to exercise judgment in making assumptions related to future cash flows and discount rates.

Warranty Obligation

At the time revenue is recognized, we establish an accrual for estimated warranty expense associated with sales, recorded as a component of cost of revenue. We offer a one-year limited warranty on our NovaSure controller, which is included in the sales price of those products. Our estimate of costs to service our warranty obligations is based upon the number of units sold, historical and anticipated cost per claim and rates of warranty claims. If warranty claim activity and the costs associated with servicing those claims differ from our estimates, revisions to the estimated warranty liability may be required.

Results of Operations

Nine Months Ended September 30, 2002 and September 30, 2003

Revenue. Revenue generated from sales of our products increased by $20.4 million, or 484%, from $4.2 million in the nine months ended September 30, 2002 to $24.6 million in the nine months ended September 30, 2003. The increase resulted primarily from an increase in the number of NovaSure procedures performed by physicians and a corresponding increase in the number of RF controllers and disposable devices sold. In the nine months ended September 2002 and 2003, 88% and 96%, respectively, of revenue was for product sales in the United States.

Cost of Revenue. Cost of revenue consists of material, labor and overhead costs of manufacturing, customer shipping costs, stock-based compensation expense, product liability insurance premiums and claim deductibles. Cost of revenue increased from $5.9 million in the nine months ended September 30, 2002 to $11.0 million in the nine months ended September 30, 2003. The increase resulted primarily from increased sales volume of our NovaSure controller and disposable device. For the nine months ended September 30, 2003, cost of revenue included stock-based compensation of $796,000. As a percentage of revenue, cost of revenue decreased from 141% in the nine months ended September 30, 2002 to 45% in the nine months ended September 30, 2003, primarily due to the spreading of fixed overhead costs over higher production volumes, lower material unit costs and greater labor efficiency. We expect that establishment of operations at our facility in Costa Rica will further reduce per unit disposable device costs.

Research and Development. Research and development expenses consist primarily of costs of product research, product development, regulatory and clinical functions, stock-based compensation and personnel. Research and development expenses increased from $1.6 million in the nine months ended September 30, 2002 to $1.8 million in the nine months ended September 30, 2003. The increase resulted primarily from increased spending of $259,000 on consultants used in the ongoing design of a second-generation NovaSure controller and stock-based compensation of $171,000, offset by reduced clinical trial expense of $77,000. Research and development expenses have been related to our NovaSure System. We expect to continue to make substantial investments in research and development and anticipate that research and development expenses will continue to increase in absolute dollars in the future.

Sales and Marketing. Sales and marketing expenses consist primarily of personnel costs, stock-based compensation, physician training programs and marketing activities. Sales and marketing expenses increased from $6.4 million in the nine months ended September 30, 2002 to $10.5 million in the nine months ended September 30, 2003. The increase resulted primarily from increased spending of $4.3 million for hiring, training and compensating additional territory managers, increased travel expenditures of $240,000 and stock-based compensation of $75,000, offset by reduced advertising and promotional activities of $629,000. As we continue to commercialize our NovaSure System and increase the number of sales territories in the United States, we expect to significantly increase our sales and marketing expenditures in absolute dollars.

General and Administrative. General and administrative expenses consist of personnel costs, stock-based compensation, professional service fees, intellectual property protection and general corporate expenses. General and administrative expenses increased from $1.9 million in the nine months ended September 30, 2002 to $5.2 million in the nine months ended September 30, 2003. The increase resulted primarily from increased personnel costs of $320,000, increased professional service fees of $158,000 and stock-based compensation of $3.0 million. We expect general and administrative expenses to increase in the future as we add personnel and incur reporting and investor-related expenses as a public company.

Interest Income. Interest income decreased from $257,000 in the nine months ended September 30, 2002 to $130,000 in the nine months ended September 30, 2003 due to lower cash, cash equivalent and short-term investment balances and a lower rate of return on those investments.

Interest Expense. Interest expense decreased from $484,000 in the nine months ended September 30, 2002 to $23,000 in the nine months ended September 30, 2003. For the nine months ended September 30, 2002, interest expense included $444,000 of non-cash charges, known as beneficial conversion charges, related to convertible notes and the fair value of warrants issued prior to our March 2002 preferred stock financing. The proceeds from the convertible notes were used to fund our operations until the preferred stock financing was completed. The notes were converted into preferred stock upon the closing of the preferred stock financing and the effective conversion price was reduced by the value of the warrants. This reduction created a beneficial conversion feature, which is considered interest expense for financial reporting purposes. For the nine months ended September 30, 2003, interest expense consists of loan fees and expenses associated with our bank line of credit.

Years Ended December 31, 2000, 2001 and 2002

Revenue. Revenue generated from sales of our products increased by $503,000, or 413%, from $122,000 in 2000 to $625,000 in 2001. The increase in 2001 resulted from a full year of sales activity, compared with two months of sales activity in 2000. Revenue increased by $7.7 million, or 1,229%, to $8.3 million in 2002. The increase in 2002 resulted primarily from our full commercial product launch in the United States in January 2002. In 2000, 2001 and 2002, 0%, 2% and 91%, respectively, of revenue was for product sales in the United States.

Cost of Revenue. Cost of revenue increased from $537,000 in 2000 to $4.2 million in 2001. The increase in 2001 resulted primarily from higher costs associated with increased sales volume of our products, an increase in the number of our manufacturing personnel in anticipation of our full commercial product launch in the United States and the full-year effect of a shift in classification of start-up manufacturing expenses from research and development to cost of revenue in the fourth quarter of 2000. As a percentage of revenue, cost of revenue increased from 441% in 2000 to 667% in 2001. Cost of revenue increased to $9.1 million in 2002. The increase in 2002 resulted primarily from higher material, labor and overhead costs associated with increased sales volume of our products. As a percentage of revenue, cost of revenue decreased from 667% in 2001 to 109% in 2002 primarily as a result of the spreading of fixed overhead costs over higher production volumes, lower material unit costs and greater labor efficiency.

Research and Development. Research and development expenses decreased from $7.0 million in 2000 to $2.6 million in 2001. The decrease in 2001 resulted primarily from reduced clinical trial expense after we completed our NovaSure pivotal trial, and the full-year effect of a shift in classification of start-up manufacturing expenses from research and development to cost of revenue in the fourth quarter of 2000. Research and development expenses decreased to $2.1 million in 2002. The decrease in 2002 resulted primarily from reduced regulatory and clinical trial expenses due to the completion of our NovaSure pivotal clinical trial and FDA submission in the previous year.

Sales and Marketing. Sales and marketing expenses increased from $1.0 million in 2000 to $3.1 million in 2001. The increase in 2001 resulted primarily from our efforts to build our sales and marketing organization in the fourth quarter of 2001 in preparation for full commercial launch of our NovaSure System in the United States. Sales and marketing expenses increased to $9.6 million in 2002. The increase in 2002 resulted from our ongoing efforts to build our sales and marketing organization and expand sales and marketing activities and resulted primarily from increased personnel costs of $4.5 million, increased travel expenses of $454,000 and increased advertising and promotion expenses of $666,000.

General and Administrative. General and administrative expenses declined slightly in 2001 to $2.2 million. General and administrative expenses increased to $2.5 million in 2002. The increase in 2002 resulted primarily from increased personnel costs of $332,000.

Interest Income. Interest income increased from $182,000 in 2000 to $216,000 in 2001. The increase in 2001 resulted from higher cash investment balances associated with our March 2001 preferred stock financing. Interest income increased to $333,000 in 2002. The increase in 2002 resulted from higher cash and cash equivalents and short-term investment balances associated with our March 2002 preferred stock financing.

Interest Expense. Interest expense increased from $128,000 in 2000 to $1.1 million in 2001. The increase in 2001 resulted primarily from $782,000 of non-cash, beneficial conversion charges related to convertible notes payable and the fair value of warrants issued together with notes associated with our March 2001 preferred stock financing and to a lesser extent from interest on the outstanding balance of our equipment lease line. Interest expense decreased to $525,000 in 2002. The decrease in 2002 resulted primarily from lower beneficial conversion charges associated with our March 2002 preferred stock financing, as compared to similar charges associated with our March 2001 financing, and lower interest expense on our equipment lease line.

Income Taxes

Realization of deferred tax assets is dependent upon future earnings, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by valuation allowances as of December 31, 2001 and 2002 to reflect these uncertainties.

As of December 31, 2002, we had federal and state net operating loss carryforwards of $59.4 million and federal and state tax credit carryforwards of $900,000. The net operating loss and tax credit carryforwards will expire on various dates beginning in 2008, if not utilized. Utilization of the net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code. This annual limitation may result in the expiration of net operating loss and tax credit carryforwards before utilization.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly operating results for each of the seven quarters in the period ended September 30, 2003. These data have been derived from unaudited financial statements that, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this information when read in conjunction with our annual audited financial statements and the related notes. The amount and timing of our operating expenses may fluctuate significantly in the future as a result of a variety of factors. These operating results are not necessarily indicative of results for any future period.

	Quarter Ended

	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,
	2002	2002	2002	2002	2003	2003	2003

	(in thousands, except per share data)
	(unaudited)
Revenue	$646	$1,114	$2,438	$4,115	$5,825	$8,239	$10,504
Cost of revenue(1)	1,575	1,787	2,592	3,127	3,202	3,928	3,882

Gross profit (loss)	(929)	(673)	(154)	988	2,623	4,311	6,622
Operating expenses:
Research and development (1)	513	475	564	550	526	609	667
Sales and marketing(1)	1,482	2,365	2,583	3,201	3,053	3,703	3,776
General and administrative (1)	679	476	720	634	996	2,663	1,568

Total operating expenses	2,674	3,316	3,867	4,385	4,575	6,975	6,011
Income (loss) from operations	(3,603)	(3,989)	(4,021)	(3,397)	(1,952)	(2,664)	611
Interest income	34	121	102	76	55	41	33
Interest expense	(466)	(8)	(10)	(41)	(1)	(15)	(7)

Net income (loss)	$(4,035)	$(3,876)	$(3,929)	$(3,362)	$(1,897)	$(2,638)	$637

Net income (loss) per common share:
Basic	$(3.86)	$(3.66)	$(3.48)	$(2.91)	$(1.62)	$(2.17)	$0.51
Diluted	$(3.86)	$(3.66)	$(3.48)	$(2.91)	$(1.62)	$(2.17)

(1) Includes the following non-cash, stock based compensation charges:

	Quarter Ended

	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,
	2002	2002	2002	2002	2003	2003	2003

	(in thousands)
	(unaudited)
Cost of revenue	$1	$1	$1	$1	$68	$493	$236
Research and development	1	1	1	1	5	68	98
Sales and marketing	—	—	—	—	1	9	65
General and administrative	24	24	24	25	164	1,955	832

	$26	$26	$26	$27	$238	$2,525	$1,231

Liquidity and Capital Resources

From inception, we financed our operations primarily through private sales of convertible preferred stock yielding net proceeds of $77.6 million. To a lesser extent, we also financed our operations through equipment lease financing loans, which were fully repaid in November 2002. In September 2003, we entered into a $4.0 million loan agreement with Silicon Valley Bank, whereby we are able to borrow up to $4.0 million secured by our accounts receivable. To date, we have not borrowed under that agreement. As of September 30, 2003, we had $11.4 million of cash, cash equivalents and short-term investments and $15.7 million of working capital.

Cash Used in Operations. Net cash used in operations was $10.7 million in 2000, $11.9 million in 2001, $15.4 million in 2002, $12.3 million for the nine months ended September 30, 2002 and $2.0 million for the nine months ended September 30, 2003. For those periods, cash used in operations was attributable primarily to net losses after adjustment for non-cash charges related to depreciation, non-cash interest expenses associated with convertible notes and related warrants, stock-based compensation and increases in accounts receivable and inventories. The increases in cash used in operations in 2000, 2001 and 2002 were offset in part by increases in accounts payable, accrued compensation and other accrued liabilities resulting from the upward trend in business activities in years 2000, 2001 and 2002. The decrease in net cash used in operations for the nine months ended September 30, 2003 compared with the nine months ended September 30, 2002 was primarily attributable to a reduction in our net loss from operations and increased non-cash charges for depreciation, and increase in stock based-compensation charges.

Cash Used in Investing Activities. Net cash used in investing activities was $539,000 in 2000, $734,000 in 2001, $12.0 million in 2002, $13.6 million for the nine months ended September 30, 2002 and $36,000 for the nine months ended September 30, 2003. For each of these periods, cash used in investing activities reflected purchases of property and equipment. In 2002 and the nine months ended September 30, 2003, it also reflected purchases and maturities of short-term investments.

Cash Provided by Financing Activities. Net cash provided by financing activities was $10.4 million in 2000, $13.3 million in 2001, $29.8 million in 2002, $29.9 million for the nine months ended September 30, 2002 and $286,000 for the nine months ended September 30, 2003. Cash provided during 2000, 2001 and 2002 was attributable to proceeds from the issuance of convertible preferred stock, common stock, bridge loans and equipment lease financing. Cash provided during the nine months ended September 30, 2003 consisted of proceeds from the exercise of stock options and warrants.

Equipment Financing. In January 2000, we entered into an equipment lease financing line totaling $2.0 million. This line expired in 2001 and the outstanding balance was fully repaid in November 2002.

We issued warrants to the lender in connection with this facility. Upon the closing of this offering, these warrants will be exercisable for up to 36,114 shares of our common stock at an exercise price of $4.15 per share.

Bank Credit Facility. In September 2003, we entered into a revolving bank credit facility under which we can borrow a maximum of $4.0 million. Borrowings under this facility are limited to 75% of our eligible accounts receivable, which generally consist of our U.S. accounts receivable that are less than 90 days old. Borrowings under the credit facility will bear interest at an interest rate equal to the greater of 5.25% per year or the lending bank’s prime interest rate plus 1.00%. Borrowings are secured by a pledge of substantially all of our assets excluding intellectual property. To date, we have not borrowed any amounts under this credit facility.

Operating Leases. We lease our facilities under non-cancellable operating leases expiring through November 2008. Annual future minimum lease payments as of September 30, 2003 are as follows:

Years ended
December 31,	Operating Leases

2003	$246,000
2004	428,000
2005	439,000
2006	218,000
2007	229,000
2008	220,000

Total	$1,780,000

The foregoing amounts include lease costs associated with our new manufacturing facility in Costa Rica. In addition, we incurred capital expenditures of $442,000 for leasehold improvements to this facility, which will be amortized over the term of the facility lease. We expect to increase capital expenditures consistent with our anticipated growth in manufacturing, infrastructure and personnel. We also may increase our capital expenditures in the event we acquire businesses, products or technologies.

We believe that the net proceeds from this offering, together with our current cash and investment balances and cash generated from operations, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. If existing cash and cash generated from operations are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities or obtain an additional credit facility. The sale of additional equity or convertible debt securities could result in dilution to our stockholders. If additional funds are raised through the issuance of debt securities, these securities could have rights senior to those associated with our common stock, and could contain covenants that would restrict our operations. Any additional financing may not be available in amounts or on terms acceptable to us, or at all. If we are unable to obtain this additional financing, we may be required to reduce the scope of our planned product development and sales and marketing efforts.

Quantitative and Qualitative Disclosures About Market Risk

Our exposure to interest rate risk at September 30, 2003 is related to our investment portfolio. Fixed rate investments may have their fair market value adversely impacted from changes in interest rates. Floating rate investments may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in U.S. interest rates.

The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our invested cash without significantly increasing risk of loss. We invest our excess cash in debt instruments of high-quality corporate issuers. Due to the short-term nature of these investments, we have assessed that there is no material exposure to interest rate risk arising from our investments.

Although we transact our business in U.S. dollars, future fluctuations in the value of the U.S. dollar may affect the price competitiveness of our products. We have operated mainly in the United States, and 100% of our sales are made in U.S. dollars. Accordingly, we have not had any material exposure to foreign currency rate fluctuations. Our investment in our Costa Rica subsidiary is recorded in U.S. dollars, but our subsidiary maintains cash and working capital accounts denominated in colones, the Costa Rican currency. We do not believe that we currently have any significant direct foreign currency exchange rate risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. As colones-denominated accounts are translated monthly, fluctuations of exchange rates between colones and the U.S. dollar either increase or decease the value of those accounts. Any such fluctuations would be recorded within stockholders’ equity as a component of accumulated other comprehensive income.

Recently Issued Accounting Pronouncements

In November 2002, the Financial Accounting Standards Board, known as FASB, issued FIN No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN No. 45”). FIN No. 45 elaborates on the existing disclosure requirements for most guarantees, including residual value guarantees issued in conjunction with operating lease agreements. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligation it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN No. 45 did not have a material impact on our financial statements.

In December 2002, the Emerging Issues Task Force of the FASB, known as EITF, issued EITF Issue 00-21, Accounting for Revenue Arrangements with Multiple Deliverables (“EITF 00-21”). EITF 00-21 provides guidance on determining whether a revenue arrangement contains multiple deliverable items and, if so, requires that revenue be allocated among the different items based on fair value. EITF 00-21 also requires that revenue on any item in a revenue arrangement with multiple deliverables not delivered completely must be deferred until delivery of the item is completed. The guidance in EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We do not expect that the implementation of EITF 00-21 will have a material impact on our financial statements.

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities (“FIN No. 46”). This interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. It explains how to identify variable interest entities and how an enterprise assesses its interest in a variable interest entity to decide whether to consolidate that entity. As amended, this interpretation applies in the first fiscal year or interim period ending after March 15, 2004, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. We do not expect the adoption of FIN No. 46 to have a material impact on our financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (“SFAS No. 150”). SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and otherwise is effective the beginning of the first interim period after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on our financial statements.

BUSINESS

Overview

We design, develop and sell medical devices for the treatment of excessive menstrual bleeding, an affliction that affects one in five pre-menopausal women. We sell the NovaSure System, which consists of a single-use device and a controller that deliver radiofrequency energy to the uterus. Our NovaSure System allows physicians to treat women with excessive menstrual bleeding in a minimally invasive manner to eliminate or reduce their bleeding to normal levels. In September 2001, the Food and Drug Administration, or FDA, granted premarket approval for the NovaSure System to treat excessive menstrual bleeding due to benign causes in women for whom childbearing is complete.

We estimate that there are approximately seven million women in the United States that suffer from excessive menstrual bleeding who are older than 35, an age we believe is generally considered beyond typical childbearing age. Excessive menstrual bleeding can have a significant impact on a woman’s quality of life by disrupting family, social, personal and professional activities. Treatments include drug therapy, traditional surgical procedures and new endometrial ablation procedures.

Often treatment of excessive menstrual bleeding begins with drug therapy, which preserves a woman’s ability to bear children but may have significant side effects. Women who do not desire to have children may pursue alternative solutions including traditional surgeries, such as hysterectomy, dilation and curettage or rollerball ablation, or newer minimally invasive endometrial ablation procedures. We believe the use of new endometrial ablation procedures has grown because they are less invasive, present lower risk and are less expensive than hysterectomies, and because they are typically easier to perform than rollerball ablation. Endometrial ablation procedures are well understood by the medical community and have well-established reimbursement. The recommended reimbursement rate for endometrial ablation in a hospital or hospital outpatient surgery setting, exclusive of physician fees for performing the procedure, was increased 56% to $1,535 effective 2004.

We commercially launched our system in the United States in early 2002. Since product introduction, we estimate that we have sold over 45,000 disposable devices, primarily to hospitals and outpatient surgery centers in the United States.

Excessive Menstrual Bleeding

Menstruation

The lining of the uterus, or endometrium, is made up of two layers, the functional layer and the basal layer. Each month in preparation for a possible pregnancy, the basal layer generates a new functional layer. If the woman is not pregnant, the functional layer sheds and the basal layer begins to regenerate the functional layer for the next menstrual cycle. The period during which the functional layer is shed is referred to as menstruation. Shedding of the functional layer results in menstrual bleeding which usually lasts from four to seven days. The entire menstrual cycle normally occurs within a 28-day period. The normal menstrual cycle begins at the onset of menstruation, which typically occurs around the age of 11, and continues through the onset of menopause, which typically occurs around the age of 51.

The diagram below depicts a woman’s reproductive system.

Excessive Menstrual Bleeding

Excessive menstrual bleeding involves menstrual blood loss in excess of 80 milliliters per menstrual cycle. Women who suffer from excessive menstrual bleeding typically experience a menstrual cycle that is shorter than the normal 28-day cycle, and often bleed for eight or more days during each menstrual cycle. Excessive menstrual bleeding is caused by a variety of factors, including hormone imbalances, which can arise naturally or as a result of hormone replacement therapy, and the presence of abnormal tissue or pathologies in the uterus, including fibroids and polyps. Many cases of excessive menstrual bleeding cannot be traced to any particular cause.

Excessive menstrual bleeding can have a significant impact on a woman’s quality of life. Women suffering from this condition may use over 10 sanitary napkins or tampons in a single day and may suffer from fatigue and, in extreme cases, anemia, which requires medical treatment. As a result, many women with this condition are not able to engage in ordinary daily activities during menstruation, which interferes with their family, social, personal and professional activities.

The incidence of excessive menstrual bleeding is substantial. Industry sources estimate that one in five women worldwide are affected by excessive menstrual bleeding.

Existing Means of Treatment and Their Limitations

Gynecologists typically diagnose excessive menstrual bleeding, determine the best treatment and prescribe or perform the therapy. Successful treatment of excessive menstrual bleeding is typically defined as a reduction of menstrual blood loss to a normal level, a state known as eumenorrhea, and may result in the complete cessation of menstrual bleeding, a state known as amenorrhea.

Current treatment for excessive menstrual bleeding typically begins with drug therapy, which is temporary and lasts only as long as the patient takes the prescribed medication. This preserves a woman’s ability to have children. In cases where drug therapy is not effective or where the side effects are intolerable and where the patient no longer desires to bear children, the physician may recommend a more permanent solution. We estimate that there are seven million women in the United States suffering from excessive menstrual bleeding who are older than 35, an age we believe is generally considered beyond the typical childbearing stage. For these women, gynecologists may recommend hysterectomy, where the uterus is surgically removed, dilation and curettage, or D&C, where the physician removes portions of the endometrial lining, or methods which destroy the uterine lining including hysteroscopic rollerball ablation or one of a number of new endometrial ablation procedures.

Traditional Therapies

Drug Therapy. Drug therapy has traditionally been the initial treatment for excessive menstrual bleeding. Hormonal drugs, such as oral contraceptives and progestins, are most commonly used to alter the normal menstrual cycle with the objective of reducing or eliminating monthly bleeding. Drug therapy has been reported to be effective in reducing menstrual bleeding to a normal level in up to 50% of cases. When effective, the patient is typically required to continue drug therapy until menopause. Discontinuation of drug therapy, if successful, is likely to result in a return of excessive menstrual bleeding. Drug therapy is not recommended for women who smoke, or have diabetes, a history of cardiovascular disease or high blood pressure. Many women being treated with hormonal drugs also experience side effects such as hot flashes, nausea, weight gain, mood swings and depression as well as other long-term side effects. For these reasons, we believe many women are reluctant to continue long-term drug therapy even if it is effective in relieving excessive menstrual bleeding is relieved.

Hysterectomy. Hysterectomy, or surgical removal of the uterus, is a common treatment for excessive menstrual bleeding. Hysterectomy surgery must be performed under general anesthesia and typically takes from 90 minutes to several hours to complete. Patients then typically require approximately four days of hospitalization and three to six weeks of recovery time prior to resumption of normal activities. Because of the medical staff required to perform the procedure, the length of the procedure and the recovery time, a hysterectomy is very costly. We believe the average procedure cost of a hysterectomy ranges between approximately $6,300 and $9,200.

Hysterectomies result in serious complications in approximately 3% of procedures, and deaths occur in approximately 1 out of 1,000 procedures. Additionally, during the procedure patients may experience significant complications such as excessive blood loss, which may require blood transfusion, and may suffer damage to the ureter, bowel or bladder. Finally, hysterectomy can also result in significant post-procedure complications including urinary infections and incontinence, loss of sexual desire, chronic constipation, fatigue and psychological depression.

Dilation and Curettage. D&C is a procedure that typically provides temporary relief from excessive menstrual bleeding. In a D&C, the physician removes a portion of the endometrial lining. This is often performed with a surgical instrument, known as a curette, or by removing tissue with suction aspiration. After treatment, excessive menstrual bleeding is usually stopped only temporarily, because a D&C usually only removes the functional layer of the endometrium and leaves the basal layer intact. Consequently, the functional layer will typically regenerate completely within several menstrual cycles following the procedure. For this reason, D&C is usually not considered a long-term solution for women suffering from excessive menstrual bleeding.

Hysteroscopic Rollerball Ablation. Hysteroscopic rollerball ablation, or rollerball ablation, is an electrosurgical procedure commonly performed under general or regional anesthesia in which both the functional layer and the basal layer of the endometrium are ablated. Because the basal layer is destroyed in the procedure, rollerball ablation is considered a permanent treatment. In this procedure, the gynecologist distends, or expands, the uterine cavity with fluids and uses an operative hysteroscope to view the interior of the uterus. Effective treatment requires that the gynecologist see inside the uterus throughout the procedure. The gynecologist then inserts an electrosurgical tool consisting of a ball shaped electrode through the cervix. As it is rolled, the electrode ablates thin strips of the endometrial lining. Because the surface of the electrode is small compared to the interior surface of the uterine cavity, the physician must roll it across the uterine wall numerous times to treat the entire surface. A controlled rate of rolling is important so that the electrode can ablate to an appropriate depth and affect the basal layer. Rollerball ablation is a time-consuming procedure that typically requires up to an hour including set-up, preparation and treatment time. Although rollerball ablation can be highly effective, we believe that many gynecologists do not utilize this procedure because it requires a high level of surgical skill, making it difficult to perform.

Many rollerball ablation procedures use surgical or drug pre-treatment to thin the endometrial lining so that it is easier to destroy. Surgical pre-treatment typically involves wire-loop resection, in which a loop-shaped electrode is inserted into the uterus and scraped across the uterine wall to cut and remove tissue. Alternatively, patients may be required to make a separate visit to the physician one month in advance of the procedure to receive a drug injection. One drug often used is Lupron, a hormonal drug that chemically induces a temporary state that resembles menopause with potential side effects that include hot flashes, headaches, nausea and vomiting.

Rollerball ablation can result in significant adverse events. The most commonly reported adverse events are uterine perforation, which can cause damage to the bowel and other excretory organs and hemorrhaging of uterine blood vessels. Other reported complications include infections, thermal injuries and excessive absorption of fluids used in the treatment. Excessive absorption of fluids can lead to seizures, congestive heart failure, brain damage or death. The typical procedure cost of rollerball ablation is between approximately $4,900 and $5,400.

New Endometrial Ablation Treatments

New endometrial ablation treatments have been developed to provide permanent relief from excessive menstrual bleeding while avoiding many of the shortcomings, complications and costs of traditional drug and surgical therapies. These new procedures reduce costs, risks and recovery time when compared with hysterectomy and are generally easier for physicians to perform than rollerball ablation. In general, these treatments use a surgical device that is inserted through the cervix into the uterus to deliver energy and ablate the endometrium.

Available therapies use various energy sources and means of energy delivery to ablate the endometrium and the underlying basal layer. Conducted heat energy methods involve the introduction of near-boiling hot water into the uterus, either by direct flushing of the cavity, or insertion of a balloon that is then filled with hot water. A conducted cold energy method freezes and destroys the endometrial lining. Another technology uses microwave energy to generate heat and ablate tissue.

As with rollerball ablation, physicians often employ drug or surgical pre-treatment with most new endometrial ablation therapies because these therapies are hindered by the presence of a thick functional endometrial layer and also by active menstrual bleeding. Surgical and drug pre-treatment thin the functional layer, and drug pre-treatment may also temporarily prevent active menstrual bleeding. We believe that the absence of active menstrual bleeding is important for some competing therapies, because physicians commonly cancel scheduled procedures if patients report active menstrual bleeding on the day of the procedure. These cancellations can be inconvenient and expensive for the patient, the physician and the hospital or outpatient surgery center.

Competing ablation procedures offer reduced procedure cost and, in some instances, reduced complication rates as compared to rollerball ablation. However, in many of these procedures the physician employs general anesthesia, which results in additional costs due to longer patient preparation and increased recovery room times when compared with local anesthesia, with or without intravenous sedation. Potential complications that can result from these procedures include perforation of the uterus, thermal injury to adjacent tissue and organs, hemorrhaging and infection.

We believe that a significant market opportunity exists for a fast, effective, easy-to-use treatment for excessive menstrual bleeding that can be regularly performed without pre-treatment. We also believe that the availability of such a procedure could encourage women who have not yet sought treatment for their bleeding, or who have tried drug therapy, to reconsider their therapeutic options.

The Novacept Solution — NovaSure Endometrial Ablation System

Our NovaSure Endometrial Ablation System provides physicians and patients with a fast, simple, safe and effective treatment for excessive menstrual bleeding. The system uses controlled radiofrequency energy to ablate the endometrium. We believe our NovaSure System offers significant benefits to physicians, patients and hospitals and outpatient surgery centers, including:

•	Clinical Efficacy. Based on pivotal clinical trial data used to obtain initial U.S. regulatory approval, our NovaSure System was demonstrated to be as effective as rollerball ablation, a traditional and well respected treatment for reducing excessive menstrual bleeding to normal or lower levels. At twelve months after treatment, the success rate for treatment with our NovaSure System was 77.7% and the amenorrhea rate was 36.0%. At twelve months after treatment, the success rate for treatment by rollerball ablation was 74.4% and the amenorrhea rate was 32.2%.

•	No Need for Pre-treatment. We believe the NovaSure System is the only commercially available new endometrial ablation therapy commonly performed without drug or surgical pre-treatment. Pre-treatment can be time-consuming, expensive and inconvenient for both patients and physicians and can result in uncomfortable or painful side effects. Our procedure is typically completed in a single outpatient visit.

•	Fast and Efficient Treatment. The mean procedure time, or the period from device insertion to device removal, for the NovaSure System was 4.2 minutes, as compared to 24.2 minutes for rollerball ablation in our pivotal clinical trial. We believe the NovaSure System has the shortest treatment time, based on labeling indications for other FDA-approved new endometrial ablation therapies. In addition, patient time in the recovery room is short. NovaSure patients in our pivotal clinical trial had a median recovery room time of 85 minutes. Most NovaSure patients return to normal activities within one to two days.

•	Low General Anesthesia Use. Use of general anesthesia was lower for our NovaSure procedure than for rollerball ablation procedures in our pivotal clinical trial. General anesthesia was used in 27% of NovaSure cases as compared to 82% of cases using rollerball ablation. Patients who do not receive general anesthesia are treated with local anesthesia with or without intravenous sedation, which is less expensive, involves reduced risks and permits faster patient recovery.

•	Easy to Use and Convenient. Our NovaSure System is designed for outpatient surgery. In our experience, physicians and nursing personnel quickly understand how to use our system effectively in the operating room after proper training. Our NovaSure controller monitors the endometrial ablation process and automatically terminates ablation when the procedure is complete. In addition, our NovaSure procedure can be performed in a single visit and can be performed even if a patient is experiencing active menstrual bleeding.

•	Safety Features. Our NovaSure System is designed with a proprietary test to detect uterine perforations before treatment, and if a perforation is detected to prevent the delivery of energy. Detection of uterine perforations is important, because they may permit energy to damage surrounding tissues. In addition, our NovaSure System is designed to confirm proper device positioning, which further reduces the risk of unintended thermal injury to surrounding tissues, and has automatic safety shut-off features designed to prevent over-treatment.

•	Low Incidence of Adverse Events. Post-procedure adverse events at two weeks following treatment were reported by 2.3% of NovaSure patients during our pivotal clinical trial, as compared to 6.7% of rollerball patients. Typical adverse events reported by NovaSure patients included blood and fluid collection in the uterus, urinary tract infection, vaginal infection, uterine cramping, abdominal pain, nausea and vomiting.

Our NovaSure Product and Procedure

Our NovaSure System is comprised of two primary components: a disposable device and an RF controller. Our NovaSure disposable device is a slender, hand-held, single-use device that incorporates a flexible metallized-mesh electrode used to deliver radiofrequency energy during our NovaSure procedure. Our

NovaSure RF controller generates and delivers an amount of radiofrequency energy individually determined for each patient, monitors several critical treatment and safety parameters, and automatically controls other aspects of the procedure. Our NovaSure disposable device has a list price of $850 and our NovaSure RF controller sells for under $20,000. Set forth below is a depiction of our NovaSure System.

NovaSure RF Controller	NovaSure Disposable Device

The electrode in our disposable device is designed to ablate uterine tissue to appropriate depths, taking into account the varying thickness of the uterine wall. Our NovaSure disposable device and RF controller have been designed to effectively operate in highly conductive environments like the wet endometrial lining. This characteristic allows our NovaSure System to work well without any pre-treatment to thin the endometrial lining.

Another feature of our product is the proprietary moisture transport system, which uses a gentle vacuum to remove blood, moisture and ablated tissue from the uterine cavity during the procedure. This system allows the treatment to be performed independent of active menstrual cycle bleeding. In addition, the gentle suction applied by the device draws the endometrium into direct contact with the metallized-mesh electrode to ensure energy is applied to the entire surface of the endometrium, which improves control of the depth of ablation.

Our NovaSure RF controller uses proprietary methods to customize power output and other treatment parameters based on the patient’s uterine cavity dimensions. These methods are designed to allow predictable and controlled ablation to a specific depth regardless of the uterine cavity size or endometrial thickness. Finally, our NovaSure System is the only endometrial ablation technology designed to automatically detect uterine perforation prior to energy delivery. This proprietary cavity integrity assessment feature is designed to prevent physicians from treating women whose uterine cavities are perforated and thereby reduces the risk of injury to the bowel and other surrounding tissues and organs.

Our NovaSure procedure is an outpatient procedure that can be performed with minimal anesthesia during a single visit without pre-treatment. The procedure consists of five principal steps:

•	Measure the Size of the Uterus. The physician first measures the patient’s uterine cavity length using a uterine sound and estimates the length of the cervix with a small dilator. The physician then slightly dilates the patient’s cervix and inserts our NovaSure disposable device through the cervix into the uterus. Our device has an integrated tool that allows the physician to measure the width of the patient’s uterus. These measurements are then entered into our NovaSure controller.

•	Position and Deploy Device. After insertion, the physician opens the distal or far end of the device to expose the flexible metallized-mesh electrode. The triangular design of the electrode enables complete coverage of the uterine cavity, which closely approximates a flat, triangular-shaped area. A device position feedback mechanism enhances safety by preventing the application of RF power if the device has not been opened in the uterine cavity.

•	Assess Cavity Integrity. The physician slides the device’s cervical collar into position to create a seal at the cervix. Our NovaSure System then begins a cavity integrity assessment by creating a slightly pressurized environment within the uterus using medical-grade carbon dioxide gas. This creates a pressure signal, which is monitored by our NovaSure controller. If there is a perforation in the uterine cavity, our NovaSure System is designed to detect it by assessing the pressure signal and to prevent the delivery of RF power by locking out the system.

•	Deliver RF Energy and Remove By-products of Ablation. The physician activates the RF controller, delivering energy through the electrode and ablating the endometrium. This energy is typically delivered for approximately 90 seconds and is based on measurements taken before and during deployment. The RF controller applies gentle suction to remove moisture and the by-products of ablation. Throughout the procedure, the system monitors the electrical impedance, which indicates the depth of ablation. When a specific level of impedance is reached, the device shuts down, as ablation is complete.

•	Remove Device. The physician then closes the electrode, removes the device from the uterus and discards it. The patient is then transferred to a recovery room, typically for approximately one to two hours, after which most patients can return home.

Business Strategy

Our goal is to enhance our market position and to grow our business by pursuing a strategy with the following elements:

•	Establish NovaSure as the Leading Ablation Therapy for the Treatment of Excessive Menstrual Bleeding. We believe that the advantages of our NovaSure System in clinical efficacy, ease of use and procedure time have enabled us to enjoy substantial sales growth and increasing market penetration. We intend to establish NovaSure as the leading ablation therapy for excessive menstrual bleeding through expanded marketing and the publication of additional clinical results that demonstrate the efficacy of our procedure.

•	Expand Our Direct Sales Force. We currently cover most of the United States through a direct sales force that calls on gynecologists in major hospitals and outpatient surgery centers. We believe that significant opportunities still exist for new sales territories, as well as for additional sales representatives to further penetrate geographic markets we currently serve.

•	Educate Physicians and Patients about our NovaSure Procedure. We believe education of physicians and patients about therapeutic alternatives for excessive menstrual bleeding and our procedure will be critical to our success. We intend to continue our physician training and education programs, which emphasize the clinical efficacy and ease of use of our NovaSure System. We also intend to increase our use of patient-oriented marketing materials for use by physicians to inform women of the availability and benefits of our NovaSure procedure.

•	Expand into New Market Segments through Acquired Products and Technologies. Our highly skilled direct sales force provides us with an opportunity to sell additional women’s health products to our customers. We intend to opportunistically acquire or license new products in women’s health care, or in other markets, and leverage our sales force to quickly achieve sales of these products.

•	Focus Our Research and Development Efforts on New Products, Technology and Product Enhancements. We intend to focus our research and development efforts on new products and technologies, as well as on improvements to our NovaSure System. We believe that our expertise in the design and development of technologies for the therapeutic delivery of radiofrequency energy to ablate tissue can be applied to new therapies for women’s health as well as other segments of healthcare.

Clinical Results

We have established a significant body of clinical data demonstrating the success of our NovaSure System in treating excessive menstrual bleeding. Our most important study was our pivotal clinical trial, a randomized, controlled, double-arm, multi-center trial with a clinical standard for success, or primary endpoint. At twelve months after the procedure, the primary endpoint was defined as the ability to reduce menstrual bleeding to less than a normal level. A secondary endpoint at twelve months after the procedure was the elimination of menstrual bleeding. An additional smaller study by third parties compared NovaSure to the leading competing procedure and demonstrated NovaSure’s superior performance with regard to reduced pain.

Results of NovaSure Pivotal Clinical Trial Used to Obtain FDA Approval

Our pivotal clinical trial was conducted on 265 patients and compared our NovaSure procedure to a control group receiving rollerball ablation with wire-loop resection pre-treatment. Patients kept a diary of PBLAC scores. PBLAC is a patient-reported visual assessment of menstrual blood loss based upon the amount of blood observed by a patient on her sanitary protection products and is the standard in such trials. The mean diary score before treatment for menstrual blood loss reported by the women randomized into both our NovaSure treatment group and control group of the trial was seven times normal levels, as measured by PBLAC. The success criteria for the primary end point was reduction of menstrual bleeding to a PBLAC score of 75 or less. A PBLAC score of 100 is considered normal menstrual bleeding.

The trial compared the patients treated by each technology with respect to:

•	reduction of menstrual bleeding to a PBLAC of 75 or less twelve months after the procedure;

•	elimination of menstrual bleeding twelve months after the procedure;

•	length of procedure time, from device insertion to device removal, needed to perform the procedure;

•	length of time for energy delivery;

•	administration of pre-treatment;

•	type of anesthesia delivered; and

•	patient satisfaction.

The results of the trial demonstrated our NovaSure procedure to be as safe and effective as rollerball ablation, a well-respected endometrial ablation therapy. Based in part on the results of the clinical trial, our NovaSure System received FDA approval in September 2001 for use in treating excessive menstrual bleeding due to benign causes in pre-menopausal women who have completed childbearing. Furthermore, the trial showed distinct clinical advantages of our NovaSure procedure in treatment time, procedure time, frequency of general anesthesia use and lack of pre-treatment when compared to rollerball ablation.

Results comparing our NovaSure procedure to rollerball ablation included:

•	Efficacy: At twelve months after the procedure, overall success rates, defined as the reduction of menstrual bleeding to PBLAC score of 75 less, were 78% for NovaSure versus 74% for the rollerball group. At twelve months after the procedure, 36% of our NovaSure patients reported total elimination of bleeding versus 32% for the rollerball group. These results support a conclusion that both procedures are equally effective.

•	Safety: Adverse complications experienced by NovaSure patients, both during the procedure and after the procedure, were comparable to the rollerball group, supporting a statistical conclusion that both procedures are equally safe.

•	Procedure Characteristics: Our NovaSure patients received no endometrial pre-treatment, while the rollerball group received pre-treatment by surgical wire-loop resection. General anesthesia was administered to 27% of NovaSure patients compared with 82% of rollerball patients. NovaSure and rollerball patients that did not receive general anesthesia received local anesthesia with or without intravenous sedation. The average procedure time, from insertion of the device to its removal, was 4.2 minutes for our NovaSure group and 24.2 minutes for the rollerball group.

Summaries of Safety and Effectiveness Data for New Endometrial Ablation Products

Clinical data are used to evaluate the safety and effectiveness of, and to support regulatory approval of endometrial ablation procedures. The NovaSure System and other new endometrial ablation products were clinically tested to establish safety and effectiveness data and to compare those products to rollerball ablation, a traditional and well respected endometrial ablation therapy. These studies rely on PBLAC scores to evaluate effectiveness. A PBLAC score of 100 is generally considered normal menstrual bleeding. In each of the four studies, success was defined as menstrual bleeding with a PBLAC score of 75 or less, which is lower than a normal bleeding score. Amenorrhea, or elimination of menstrual bleeding, corresponds to a PBLAC score of zero. General anesthesia excludes local anesthesia, with or without intravenous sedation.

The data in this section was excerpted from the Summaries of Safety and Effectiveness Data, or SSEDs, included on the FDA website. The information provided below does not represent all available data, either published or unpublished. Each table below presents data from a different multi-center pivotal clinical study used to support initial U.S. regulatory approval and presents other information provided in the respective SSED. The efficacy criteria and the comparative procedure, rollerball ablation, were similar in the different studies; however, the patient populations, study sites, randomization, and exclusion and inclusion criteria were different, and many other parameters of each of the four studies differed. Accordingly, no conclusions should be drawn about the relative effectiveness of any one of the procedures compared with any of the other three procedures solely from these results; instead, these results should be used only to draw conclusions about the effectiveness of each of the four procedures compared solely with the rollerball procedure.

NovaSure vs. Rollerball plus Wire-Loop Resection. In a clinical trial performed to secure initial FDA approval, our NovaSure procedure, which uses radiofrequency energy delivered through a flexible metallized-mesh electrode, was compared to rollerball ablation. Treatment time was defined as the period during which energy was delivered. Procedure time, was specifically defined in the NovaSure SSED. As a result of the clinical trial, the NovaSure procedure was determined to be as effective as the rollerball procedure based upon the study design and related statistical analysis.

	Success Rate	Amenorrhea Rate
	at 12 Months	at 12 Months	Mean Treatment Time	Mean Procedure Time	General Anesthesia

NovaSure	77.7%	36.0%	1.4 minutes	4.2 minutes	27%
Rollerball	74.4%	32.2%	Not provided	24.2 minutes	82%

Hydro Thermablator vs. Rollerball. In a clinical trial performed to secure initial FDA approval, the Hydro Thermablator, or HTA, procedure marketed by Boston Scientific Corporation, which uses conductive heat energy delivered through circulating hot saline within the uterine cavity, was compared to rollerball ablation. Treatment cycle time and overall treatment time were specifically defined in the HTA SSED. As a result of the clinical trial, the HTA procedure was determined to be equally effective to the rollerball procedure based upon the study design and related statistical analysis.

	Success Rate	Amenorrhea Rate		Mean Overall
	at 12 Months	at 12 Months	Treatment Cycle Time	Treatment Time	General Anesthesia

HTA	68.4%	35.3%	10.0 minutes	27.4 minutes	55%
Rollerball	76.4%	47.1%	Not provided	Not provided	76%

HerOption vs. Rollerball. In a clinical trial performed to secure initial FDA approval, the HerOption procedure marketed by American Medical Systems, which uses conductive cold energy delivered through an iceball probe, was compared to rollerball ablation. Mean treatment time and mean procedure time were not provided in the HerOption SSED. As a result of the clinical trial, the HerOption procedure was determined to be equally effective to the rollerball procedure based upon the study design and related statistical analysis.

	Success Rate	Amenorrhea Rate
	at 12 Months	at 12 Months	General Anesthesia

HerOption	67.4%	22.2%	46%
Rollerball	73.3%	46.5%	92%

ThermaChoice vs. Rollerball. In a clinical trial performed to secure initial FDA approval, the ThermaChoice procedure marketed by Johnson & Johnson, which uses conductive heat energy delivered through a hot water balloon, was compared to rollerball ablation. Therapy cycle time and mean procedure time were specifically defined in the ThermaChoice SSED. Recorded procedure times included a pre-ablation three-minute suction curettage in all cases and time necessary for trouble-shooting device performance incidents. As a result of the clinical trial, the ThermaChoice procedure was determined to be equally effective to the rollerball procedure based upon the study design and related statistical analysis.

	Success Rate	Amenorrhea Rate
	at 12 Months	at 12 Months	Therapy Cycle Time	Mean Procedure Time	General Anesthesia

ThermaChoice	80.2%	13.2%	8.0 minutes	27.4 minutes	53.7%
Rollerball	84.3%	27.2%	Not provided	39.6 minutes	84.1%

The success and amenorrhea rates for the NovaSure, Hydro Thermablator and HerOption procedures described in this section were calculated on an “intent-to-treat” basis, whereas the corresponding rates for the ThermaChoice procedure were calculated differently. In an intent-to-treat analysis, patients are counted as failures if they were randomized into the treatment groups, but then, for whatever reason, did not receive treatment. In addition, an intent-to-treat analysis counts as failures, patients who are treated, but do not return for follow-up reporting regarding outcome are counted as failures in an intent-to-treat analysis. In the ThermaChoice procedure study, those patients described above that would have been counted as failures were excluded from the success rate and amenorrhea analysis. If the ThermaChoice results had been analyzed using an intent-to-treat analysis, the success and amenorrhea rates would have been lower than the rates provided above; however, we believe these lower rates would not have adversely affected the statistical determination that ThermaChoice is equally effective to the rollerball procedure.

In addition to the four products discussed above, Microsulis, Ltd. markets an FDA-approved endometrial ablation product, which uses microwave energy delivered through a probe. On December 31, 2003 no SSED for the Microsulis product was available on the FDA website.

Comparative Pain Study — NovaSure vs. ThermaChoice

In a separate study, international gynecologists performed a prospective, multi-center, international clinical study directly comparing pain during and after ablation procedures in NovaSure and ThermaChoice patients. The results were published in the May 2003 issue of the peer-reviewed Journal of the AAGL and were presented in November 2002 and November 2003 at the conferences of the AAGL. Patients in both treatment groups were treated under the same standardized anesthesia and pain medication protocol prior to the procedure. Pain assessment was performed by recording subjective patient-reported pain scores using numerical and analog scales ranging from 0 to 10, with 10 being the highest level of pain. Results of the study demonstrated that pain at both ten minutes and three hours after the procedure on both the visual and numeric pain scales was statistically significantly lower when NovaSure was used. In addition, the NovaSure procedure resulted in shorter average treatment and average procedure times than the ThermaChoice procedure. Three of the four authors of the study collectively hold options to purchase 26,000 shares of our common stock.

Sales and Marketing

We market and sell our NovaSure System through a direct sales force in the United States. Our target customer base includes the hospitals and outpatient surgery centers where the approximately 40,000 gynecologists who are members of the American College of Obstetrics and Gynecology practice. Our sales force is organized by geographic territory and each sales territory is managed by a NovaSure territory manager who acts as the primary customer contact and trains physicians in the use of the product. Most territory managers have extensive experience selling medical devices, having generally focused on disposable devices used in the operating room environment. We expect we will need to continue to increase the size of our sales organization in order to increase sales and market penetration.

We have exclusive arrangements with international distributors in Canada, Japan and selected European countries. Currently sales in Canada and Europe do not account for a significant portion of total sales. Our Japanese distribution partner is in the process of obtaining regulatory approval in Japan for our NovaSure System and has not commenced product sales.

Our sales and marketing programs focus on educating physicians regarding the use of our NovaSure System and on providing materials to help them educate their patients about our procedure. Additionally, we have implemented programs to assist physicians in raising patient awareness about the availability of alternative treatments for excessive menstrual bleeding by means other than hysterectomy, drug therapy and rollerball ablation. We also dedicate significant resources to training physicians in the applicability and use of our NovaSure System. Our experience has demonstrated that when physicians are properly trained, they understand relatively quickly how our system works and how to use it effectively.

Third-party Reimbursement

Third-party reimbursement for our NovaSure procedure, and other outpatient endometrial ablation procedures, is well established in the United States. A currently effective Category I Current Procedural Terminology, or CPT, billing code covers endometrial ablation procedures. Our NovaSure procedure is typically reimbursed by private health care insurance or managed care payors. However, many of these private payors use reimbursement amounts determined by Medicare and the Center for Medicare and Medicaid Services, or CMS, as a guideline in setting their reimbursement policies. CMS guidelines set reimbursement rates for procedures covered by Medicare. Effective January 1, 2004, the recommended Medicare/ CMS reimbursement rate for endometrial ablation in a hospital or hospital outpatient surgery setting, exclusive of physician fees for performing the procedure, was increased to $1,535 from $983, representing a 56% increase. This increase in the Medicare/CMS reimbursement rate may not result in an increase in our sales volume or revenue. Some private payors do not follow the CMS and Medicare guidelines and those payors may reimburse for only a portion of our procedure or not at all. In addition to the facility-based reimbursement, physicians receive an additional fee for performing the procedure. The amount of this physician fee can vary substantially depending on the reimbursement arrangement between the third-party payor and the physician.

Manufacturing

Historically, we have relied on outside contractors to manufacture sub-assemblies of our single-use disposable device and to manufacture our RF controllers. We currently contract with a manufacturer in San Jose, Costa Rica, to perform the most time-intensive steps of manufacturing the disposable component of our NovaSure System. We perform the final assembly, testing and packaging of the disposable component in our facility in Palo Alto, California. Additionally, we contract with Sanmina-SCI Corporation, a leading global electronics contract manufacturer, for production of the RF controller component of our NovaSure System, and we take delivery of finished controllers at our Palo Alto facility for testing and packaging.

We are currently transferring the disposable device manufacturing process performed in Costa Rica by our contractor to our recently constructed manufacturing facility that we lease in San Jose, Costa Rica. This new approximately 26,500 square-foot facility contains a 5,000 square-foot controlled-environment room, or CER. A CER is an enclosed space that filters out particulate matter in the air and other contaminants to a specified level. We expect the new facility will be fully operational during the first half of 2004. Before beginning commercial production, this new facility must be approved by the FDA. We plan to retain our Costa Rica contractor as an alternate or supplementary source of manufacturing services during the transition period. In addition, we are capable of manufacturing commercial quantities of the disposable component entirely in our Palo Alto facility, though we expect this would substantially increase our manufacturing costs.

In 2004, we expect to move some portion of our assembly, testing and packaging operations for our disposable device from our Palo Alto facility to our new Costa Rica facility to reduce our per-unit manufacturing cost. We expect our manufacturing facility in Costa Rica will significantly expand our peak production capacity if qualified personnel can be located and hired to operate the facility as we scale manufacturing to meet our expected demand. If we are unable to manufacture our NovaSure System to keep up with demand, we may not meet expectations for growth of our business.

We believe our manufacturing operations in Palo Alto and the manufacturing operations of our subcontractors are in compliance with regulations mandated by the FDA, the European Union and the Food and Drug Branch of the California Department of Health Services, or CDHS. Our Palo Alto facility is an FDA-registered and a California-licensed medical device manufacturer. We have obtained our CE Mark, and our Palo Alto facility is ISO 9001, ISO 13488 and EN 46001 certified. Sanmina-SCI’s medical products manufacturing facility has also received the requisite FDA and CDHS certifications. We are subject to unannounced inspections by the FDA and the CDHS, and these inspections may include the manufacturing facilities of our subcontractors. The facility of our Costa Rica subcontractor was inspected by the FDA in September 2002 and no non-compliance reports were issued. The Palo Alto facility was inspected by CDHS in December 2001 and by the FDA in July 2001. No material deficiencies were noted by CDHS, and FDA noted two observations of non-compliance. We addressed these observations and believe we are in compliance with FDA’s Quality System regulations at the facility. However, we cannot assure you that we or our subcontractors comply with all applicable manufacturing regulations and we cannot assure you that the facilities of our new manufacturing subsidiary in Costa Rica will be found to comply with applicable manufacturing regulations, or be approved by the FDA.

Most purchased parts for our disposable device and our RF controller are available from more than one supplier; however, many parts of the RF controller are in high demand for uses other than the manufacture of our NovaSure System. This demand could lead to a shortage of supply, which could affect our ability to manufacture our NovaSure System to meet demand. In addition, there are no contractual obligations by suppliers to continue to supply to us, nor are we contractually obligated to purchase from a particular supplier. We have identified and qualified alternate suppliers for almost all purchased parts for our manufacturing operations and have identified substitutes for most high-demand parts. For other parts, identification of substitutes may take time or may not be possible. In addition, we have identified one part of our disposable device for which there is no practicable alternative source of supply. Accordingly, we have stocked a supply we believe sufficient to meet our production goals for at least twelve months, but there can be no guarantee of sufficiency.

Research and Development

The research and development group seeks new product opportunities and examines possible alternative applications of our proprietary technology. The group also focuses on improving our NovaSure System, simplifying and automating the manufacturing process, reducing manufacturing cost and improving yield. Our research and development expenditures were $7.0 million in 2000, $2.6 million in 2001 and $2.1 million in 2002. We have made substantial progress in automating many portions of the manufacturing process for our NovaSure disposable device and have significantly reduced the amount of production labor required to produce each disposable device.

We are also in the process of designing a second-generation NovaSure controller. The second-generation controller will incorporate the same functionality as the current design, but will be less costly to manufacture and will eliminate certain components that are of limited availability.

Future research and development efforts will involve continued enhancements and cost reductions for our NovaSure System. We will also explore the development of other products that can be derived from our core technologies and intellectual property.

Patents and Proprietary Technology

We believe that in order to have a competitive advantage, we must develop and maintain protection on the proprietary aspects of our technologies. As of December 31, 2003, we had seven issued U.S. patents, five pending U.S. patent applications and nine pending foreign counterpart patent applications. Our issued patents cover various aspects of our disposable device, RF controller and method of endometrial ablation.

Third parties may attempt to challenge or invalidate our patents. For example, we are currently responding to a patent re-examination proceeding initiated by Johnson & Johnson in the U.S. Patent and Trademark Office, or USPTO, with respect to a primary patent relating to our NovaSure System and procedure. This is the second re-examination requested by Johnson & Johnson against this patent, and the USPTO has consolidated this re-examination into Johnson & Johnson’s first request. We cannot assure you that we will be successful in maintaining the claims of this patent during re-examination, and we expect that at least the broader claims will be narrowed as a result of this proceeding. If our patent claims are narrowed substantially by the pending USPTO proceeding, the patent coverage afforded our NovaSure System could be impaired, which would significantly impede our competitive position and harm our business and operating results.

We require our employees, consultants and advisors to execute confidentiality agreements in connection with their employment, consulting or advisory relationships with us. We also require our employees, consultants and advisors who we expect to work on our products to agree to disclose and assign to us all inventions conceived during the work day, using our property or which relate to our business. Despite any measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Finally, our competitors may independently develop similar technologies. Because of the importance of our patent portfolio to our business, we may lose market share to our competitors if we fail to protect our intellectual property rights.

The medical device industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. Occasionally, we learn about patents owned by third parties that appear to have claims relevant to our NovaSure System. In such instances, we may retain outside patent counsel to carefully analyze the applicable patent and to provide us with a written opinion regarding the counsel’s analysis. Such analyses are often time-consuming and expensive; therefore, it is not practical to secure written opinions for all possible patents that could be asserted against us, or even any significant number of such patents. In one instance, we obtained a written opinion of patent counsel relating to non-infringement of two patents owned by one of our competitors. While we believe the opinion to be accurate, we cannot assure you that if this competitor were to sue us claiming infringement of these patents that we would be able to successfully defend ourselves.

There may also be patents or pending patent applications of which we are unaware that may be asserted against us in the future. Major medical device manufacturers have often resorted to litigation over intellectual property rights as a means of gaining a competitive advantage. As the number of entrants into our market increases, the possibility of a patent infringement claim against us grows. While we make an effort to ensure that our products do not infringe other parties’ patents and proprietary rights, our products and methods may be covered by U.S. patents held by our competitors. In addition, our competitors may assert that future products we may market infringe their patents.

We have licensed certain of our proprietary technology rights to a third party outside of the markets targeted by our core business. Specifically, we have licensed a patent covering inventions related to our RF controller for applications beyond the operational impedance range we use in our NovaSure System.

Competition

The medical device industry, including the market for treatment of excessive menstrual bleeding, is highly competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. Many other methods exist for the treatment of excessive menstrual bleeding. In addition to the traditional drug, hysterectomy, dilation and curettage and rollerball ablation treatments, there are several new endometrial ablation procedures. Competing new endometrial ablation therapies utilize a variety of energy sources and delivery techniques, and are sold by a number of competitors, including large medical companies.

We currently face direct competition from Johnson & Johnson, Boston Scientific Corporation, American Medical Systems, Inc. and Microsulis Medical Limited, each of which currently markets an FDA-approved endometrial ablation device for the treatment of excessive menstrual bleeding. In addition to these devices, there exist alternative treatments to our NovaSure System, such as drug therapy, hysterectomy, D&C and rollerball ablation. These alternative treatments have been in use for a longer time than our procedure and are more widely recognized and used by physicians for the treatment of excessive menstrual bleeding. Because drug therapy is an alternative to our procedure, our competitors also include many major pharmaceutical companies that manufacture hormonal drugs for women. Some of our competitors, including Johnson & Johnson, Boston Scientific, American Medical Systems and the pharmaceutical companies that sell hormonal drugs, are large companies that enjoy significant competitive advantages, including:

•	significantly greater name recognition;

•	established relationships with health care professionals, customers and third-party payors;

•	established distribution networks;

•	additional lines of products, and the ability to offer rebates or bundle products to offer discounts or incentives; and

•	greater resources for product development, sales and marketing.

Because of the size of the potential market, we anticipate that companies will dedicate significant resources to developing competing products and therapies. Current or future competitors may develop technologies and products that demonstrate better safety or effectiveness, clinical results, ease of use or lower cost than our NovaSure System. Our NovaSure System may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by one or more of our competitors.

We believe the principal competitive factors in our market include:

•	product safety and proven efficacy;

•	reliability and ease of use;

•	customer focus and service;

•	effective training, marketing and distribution;

•	patent protection; and

•	reimbursement.

Government Regulation

Our products are medical devices subject to extensive and rigorous regulation by the FDA under the Federal Food, Drug and Cosmetic Act, or the FFDCA, and its implementing regulations. FDA regulations govern, among other things, the following activities that we perform to ensure that medical products distributed domestically are safe and effective for their intended uses:

•	product design and development;

•	product testing;

•	product manufacturing;

•	product safety;

•	product labeling;

•	product storage;

•	record keeping;

•	pre-market clearance or approval;

•	advertising and promotion;

•	production; and

•	product sales and distribution.

The FDA also regulates the export of medical devices manufactured in the United States to international markets. Any violations of these laws and regulations could result in a material adverse effect on our business, financial condition and results of operations. In addition, if there is a change in law, regulation or judicial interpretation, we may have to change our business practices, which could have a material adverse effect on our business, financial condition and results of operations.

Under the FFDCA, medical devices are classified into one of three classes — Class I, Class II or Class III — depending on the degree or risk associated with each medical device and the extent of control needed to ensure safety and effectiveness. Our current product is marketed as a Class III medical device.

Class I devices are those for which safety and effectiveness can be assured by adherence to a set of general controls, which include compliance with the applicable portions of the FDA’s Quality System regulation, facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non-misleading labeling, advertising and promotional materials. Class II devices are also subject to these general controls, and any other special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. Pre-market review and clearance by the FDA for these devices is typically accomplished through the 510(k) pre-market notification procedure. When 510(k) clearance is required, a manufacturer must submit a pre-market notification demonstrating that the proposed device is substantially equivalent in intended use and in safety and effectiveness to a previously 510(k)-cleared device or a device that was in commercial distribution before May 28, 1976. If the FDA agrees that the device is substantially equivalent to the predicate, it will grant clearance to market it. After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could require pre-market approval.

We currently do not market products under a 510(k) clearance, and we cannot assure you that any of our future products will be permitted to follow the 510(k) clearance pathway.

Pre-market Approval. Our NovaSure System is classified as a Class III medical device. A Class III device is a product which has a new intended use or advanced technology and is not substantially equivalent to an existing legally marketed device. The safety and efficacy of Class III devices cannot be assured solely by the general and special controls described above. FDA approval of a premarket approval application, or PMA, is required before marketing of a Class III medical device in the United States can proceed. The process of obtaining pre-market approval is much more costly, lengthy and uncertain than the 510(k) pre-market notification process. A PMA application must be supported by extensive data including, but not limited to, technical, pre-clinical and clinical studies, to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device. The PMA must also contain a full description of the device and its components, a full description of the methods, facilities, and controls used for manufacturing, and proposed labeling.

After a PMA is submitted and the FDA determines that the application is sufficiently complete to permit a substantive review, the FDA will accept the application for review. The FDA, by statute and by regulation has 180 days to review a “filed” PMA application, although the review of an application more often occurs over a significantly longer period of time, and can take up to several years. During this review period, the FDA may request additional information or clarification of the information already provided. Also, in many cases, an advisory panel of experts from outside the FDA will be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, in most cases, the FDA will conduct a pre-approval inspection of the manufacturing facility to ensure compliance with Quality System regulations.

In approving a PMA application, the FDA may also require some form of post-market surveillance when necessary to protect the public health or to provide additional safety and effectiveness data for the device. In some cases, the manufacturer might be required to follow certain patient groups for a number of years and make periodic reports to the FDA on the clinical status of those patients. A device may be marketed only for the indications for which it is cleared or approved. New PMAs or PMA supplements are required for significant modifications to the manufacturing process, labeling and design of a device that could significantly affect its safety or effectiveness, or would constitute a major change in its function or intended use. PMA supplements often require submission of the same type of information as a PMA, except that the supplement is limited to information needed to support any changes from the device covered by the original pre-market approval, and may not require extensive clinical data or review by an advisory panel.

In September 2001, the FDA approved our PMA and authorized us to commercialize our NovaSure System for the treatment of excessive menstrual bleeding due to benign causes in pre-menopausal women who have completed childbearing. We cannot assure you we will be able to secure clearance or approval for any future 510(k), PMA or PMA supplement or that the FDA will not suspend, modify, or revoke existing clearances and approvals for products currently being marketed by us.

Clinical Studies. Human clinical studies are generally required in connection with approval of Class III devices and may be required for Class I and II devices. If the device presents a significant risk, as defined by the FDA, to human health, the device sponsor is required to file an investigational device exemption, or IDE, application with the FDA and obtain IDE approval prior to commencing the human clinical trial. If the device is considered a non-significant risk, IDE submission to the FDA is not required. Instead, only approval from the Institutional Review Board overseeing the clinical trial is required. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. Studies for significant risk devices may begin once the IDE application is approved by the FDA and the appropriate Institutional Review Boards.

The FDA, and the Institutional Review Board at each institution at which a clinical trial is being performed, may suspend a clinical trial at any time for various reasons, including a belief that the subjects are being exposed to an unacceptable health risk. We obtained pre-market approval for our NovaSure System based, in part, on data we developed in an IDE multi-center clinical study of the device. We cannot assure you that we will be able to secure IDE approvals for future clinical trials or that, if approved, the trials will be completed successfully.

Pervasive and Continuing FDA Regulation. Notwithstanding its PMA, our NovaSure System remains subject to pervasive and continuing regulation, including:

•	the Quality System regulations, which require manufacturers, including third-party manufacturers, to follow elaborate design, testing, control, documentation and other quality assurance procedures during the manufacturing process;

•	the medical device reporting regulations, which require that manufacturers report to the FDA instances where their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur; and

•	labeling regulations and the FDA’s general prohibition against promoting medical devices for unapproved or “off-label” uses.

The FDA has broad post-market and regulatory enforcement powers. We, and our third-party manufacturers, are subject to inspection and marketing surveillance by the FDA to determine our compliance with regulatory requirements. If the FDA finds that we, or our third-party manufacturers, have failed to comply, it can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions including:

•	fines, injunctions, consent decrees and civil penalties;

•	recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing our requests for 510(k) clearance or pre-market approval of new products;

•	withdrawing 510(k) clearance or pre-market approvals already granted; and

•	criminal prosecution.

The FDA also has the authority to require us to repair, replace or refund the cost of any medical device that we have manufactured or distributed. If any of these events were to occur, it could significantly slow or stop sales of our products for an indeterminate period of time, which could cause our sales to decline.

International

International sales of medical devices are subject to foreign government regulations, which vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA clearance or approval, and the requirements may differ. The primary regulatory authority in Europe is that of the European Union, or EU, which currently consists of 15 countries encompassing most of the major countries in Europe. Other countries, such as Switzerland, have voluntarily adopted laws and regulations that mirror those of the EU with respect to medical devices. The EU has adopted numerous directives and standards regulating the design, manufacture, clinical trial, labeling and adverse event reporting for medical devices. Devices that comply with the requirements of a relevant directive will be entitled to bear CE conformity marking, indicating that the device conforms with the essential requirements of the applicable directives and, accordingly, can be commercially distributed throughout the EU. The method of assessing conformity varies depending on the class of the product, but normally involves a combination of self-assessment by the manufacturer and a third-party assessment by a Notified Body. This third-party assessment may consist of an audit of the manufacturer’s quality system and specific testing of the manufacturer’s product. An assessment by a Notified Body in one country within the EU is required in order for a manufacturer to commercially distribute the product throughout the EU. During this process, we must demonstrate compliance with designated manufacturing and quality requirements known as the ISO requirements.

We have obtained CE Marking permitting us to commercialize our products in Europe. We have certification of our manufacturing facilities to ISO9001-EN46001 quality system requirements. While no additional pre-market approvals in individual EU countries are required prior to the marketing of a device bearing the CE Mark, there are practical complications that exist with respect to market introduction. For example, differences among countries have arisen with regard to labeling requirements. Our distribution partner in Japan is currently pursuing regulatory approval to permit commercial sale in Japan.

Employees

As of December 31, 2003, we employed 145 permanent full-time employees. Of these employees, 44 were engaged in manufacturing, 6 in research and development, 14 in regulatory and quality assurance, 66 in sales and marketing and 15 in general and administrative functions. We believe our relations with our employees are good.

Facilities

Our principal executive offices, and our administrative, sales and marketing, and research and development operations are conducted at our Palo Alto, California facilities. Some of our manufacturing operations are also conducted at this location. Our Palo Alto facilities are currently comprised of approximately 26,200 square feet in several buildings located adjacent to each other in a campus setting. Our lease for this space expires in December 2005. We also have a first right to lease additional space located adjacent to our Palo Alto facilities.

We have recently leased and are completing development and construction of a manufacturing facility consisting of approximately 26,500 square feet in San Jose, Costa Rica. The lease for this facility expires in 2008; however, we have two options for separate five-year renewal terms. We expect to begin operations at this facility in the first half of 2004. The facility will require FDA approval to begin commercial operations, and we cannot provide any assurance that the facility will be approved in accordance with our schedule, if at all.

We believe that our current facilities, including our new manufacturing facility in Costa Rica, are adequate to meet our current and reasonably foreseeable requirements. We believe that we can obtain additional space, if required, on commercially reasonable terms.

Legal Proceedings

We are a party to a pending legal proceeding involving an injury to a patient that occurred during a NovaSure procedure, and are aware of the possibility of at least one other claim. In August 2003, we and others, including the treating physician, were sued by a patient that was injured during a NovaSure procedure. Pre-trial discovery has recently commenced in this legal proceeding. We believe the injuries were the result of the physician’s inappropriate use of our NovaSure device in a manner that is contrary to the product’s instructions for use. Additionally, we are aware of another instance in which a patient died several days following our NovaSure procedure. In this case, we also believe that the treating physician used our NovaSure System improperly and in a manner contrary to the instructions for use. To date no legal action has been initiated against us with respect to this event; however, we cannot assure you that an action will not be initiated against us with respect to this matter.

The pending proceeding is pending in Texas State Court in Tarrant County, Texas and seeks unspecified monetary damages. We believe that our product liability insurance coverage will be sufficient to cover the pending claim as well as any future product liability claims and that the resolution of the pending proceeding will not seriously harm our business or operating results.

MANAGEMENT

Executive Officers and Directors

The following table sets forth, as of December 31, 2003, information about our executive officers and directors:

Name	Age	Position

David M. Clapper	52	Chief Executive Officer and President, Director
Donald R. Nathe	56	Vice President of Operations
David M. Renzi	46	Vice President of Sales and Marketing
Russel M. Sampson	40	Vice President of Research and Development
Eugene V. Skalnyi, M.D.	38	Vice President of Medical Affairs
Edward W. Unkart	54	Vice President of Finance and Administration, Chief Financial Officer and Assistant Secretary
Rodney Perkins, M.D.	67	Chairman, Founder(1)(3)
Csaba Truckai	42	Director, Founder(1)
Robert K. Anderson	67	Director(3)
David C. Auth, Ph.D.	63	Director(2)
Ross A. Jaffe, M.D.	45	Director(1)
Michael K. Kaplan	37	Director(2)(3)
Kenneth E. Ludlum	50	Director(2)
Barclay A. Phillips	41	Director(2)

(1)	Member of compensation committee

(2)	Member of audit committee

(3)	Member of nominating and governance committee

David M. Clapper has served as our President, Chief Executive Officer and a member of our board of directors since 1999. Prior to joining us, he was President and Chief Executive Officer, and a director of Focal, Inc. from 1993 to 1999. Before joining Focal, Mr. Clapper was employed at various divisions of Johnson & Johnson from 1977 until 1993. He served as Vice President and a board member at Critikon, Inc., a division of Johnson & Johnson, from 1992 to 1993. From 1977 to 1992, Mr. Clapper held a variety of positions, including Vice President of Sales & Marketing and a board member of Ethicon Endo-Surgery, a division of Johnson & Johnson, and Vice President of Product Management and a board member at Ethicon, Inc. Mr. Clapper holds a B.S. in Marketing from Bowling Green State University.

Donald R. Nathe has served as our Vice President of Operations since 1997. Prior to joining us, Mr. Nathe was Vice President of Operations at Indigo Medical, Inc. during 1996 and 1997, which was acquired by Johnson & Johnson. From 1993 to 1996, Mr. Nathe was Vice President of Operations at Ampro Computers, Inc. Mr. Nathe has over 20 years experience in directing manufacturing operations and quality assurance for medical device companies. Mr. Nathe received his B.S. in Electrical Engineering from Seattle University and his M.S. in Electrical Engineering from Santa Clara University.

David M. Renzi has served as our Vice President of Sales and Marketing since 2000. Prior to joining us, Mr. Renzi held various positions including Global Vice President/General Manager and Vice President of Marketing from 1997 to 2000 at Impra, Inc., a division C.R. Bard, Inc. From 1983 to 1997, Mr. Renzi held various sales and marketing positions at Ethicon Endo-Surgery, a division of Johnson & Johnson, most recently as Regional Director of Sales and Director of Marketing. Mr. Renzi received his B.S. in Marketing from Indiana University.

Russel M. Sampson has served as our Vice President of Research and Development since 1998. Mr. Sampson joined Novacept in 1996, working in various positions within the research and development organization. From 1991 to 1996, he worked at Abbott Laboratories, where he led the development of infusion pump systems. From 1986 to 1991, he worked at Ford Aerospace, currently Space Systems/Loral. Mr. Sampson received his B.S. in Applied Mechanics and Engineering Sciences from the University of California at San Diego and is a licensed Professional Engineer.

Eugene V. Skalnyi, M.D. joined us in 1998 as a Director of Medical and Clinical affairs. In 2001, Dr. Skalnyi was promoted to his current position, Vice President of Medical Affairs. From 1996 to 1998 he served as Director of Medical and Clinical Affairs at Advanced Closure Systems, Inc. and CardioSynopsis, Inc. where he led the development of a vascular puncture sealing system and new in-situ stent concepts. During 1996 Dr. Skalnyi consulted for Heartport, Inc. and served as a Clinical Instructor at Stanford Endoscopy Center. Between 1988 and 1995 he served as an Associate Clinical Professor at the Department Ob/Gyn at Moldova Medical University and Director of Medical Affairs at Femina Medical Center. Dr. Skalnyi received his Medical Degree from Moldova Medical University in 1988 and sub-specialized in Advanced Operative Endoscopy in 1990.

Edward W. Unkart has served as our Vice President of Finance and Administration, Chief Financial Officer and Assistant Secretary since 2001. Prior to joining us, Mr. Unkart was Vice President, Finance and Administration, Chief Financial Officer and Secretary of Praxon, Inc. from 1999 until 2000, which was a manufacturer of small business telephone systems. From 1995 to 1998, Mr. Unkart was Vice President, Finance and Administration, Chief Financial Officer and Assistant Secretary of FemRx, Inc. a publicly traded women’s healthcare company that was acquired by Johnson & Johnson. In 1995, Mr. Unkart served as Vice President, Finance and Administration, Chief Financial Officer and Secretary of Combinet, Inc., a manufacturer of digital, remote network access devices for use in small office/home office applications, which was acquired by Cisco Systems, Inc. From 1989 to 1995, Mr. Unkart served as Vice President, Finance and Administration, Chief Financial Officer and Secretary of Devices for Vascular Intervention, Inc., a manufacturer of disposable medical devices for cardiovascular disease, which is now part of Guidant Corporation. Mr. Unkart is a Certified Public Accountant and received both a B.S. in Statistics and an M.B.A. from Stanford University.

Rodney Perkins, M.D. is one of our founders and has served as chairman of the board of directors since our inception in 1993 and was Chief Executive Officer from 1993 to November 1999. Since 2000, Dr. Perkins has been Chairman and Chief Executive Officer of Sound ID, a privately held company specializing in auditory enhancement products. Dr. Perkins is a founder and Chairman of Pulmonx, a privately held company specializing in interventional pulmonology where he was acting Chief Executive Officer from 2002 to September 2003. He is Chairman of SurgRx, a medical device company developing a tissue sealing and cutting technology. From 1998 to November 2003, Dr. Perkins, a specialist in otologic surgery, was the President of the California Ear Institute at Stanford University in Palo Alto, California. Dr. Perkins has been in private practice since 1968. Dr. Perkins is the founder of the California Ear Institute at Stanford University and a Professor of Surgery at Stanford University School of Medicine. Dr. Perkins was a founder of three public healthcare companies: Collagen Corporation, ReSound, Inc. and Laserscope, Inc. and was Chairman of the latter two. Dr. Perkins received his B.S. from Indiana University and his M.D. from Indiana University School of Medicine.

Csaba Truckai is one of our co-inventors founders and has served as a member of our board of directors since our inception. Mr. Truckai served as our President and Chief Operating Officer from 1993 until 1999. He is currently the Chief Executive Officer and founder of SurgRx, Inc., a privately held company. Mr. Truckai has 16 years of experience in the medical device industry, including various engineering and management positions at CardioRhythm, prior to its acquisition by Medtronic, Inc., Advanced Cardiovascular Systems, Inc. and Cordis Corporation. Mr. Truckai has extensive experience in RF ablation technology, polymer technology, chemical engineering, metallurgy and mechanical engineering. Mr. Truckai received his B.S. in Chemical Engineering from University of Veszprem, Hungary.

Robert K. Anderson has served as a member of our board of directors since 1995. Mr. Anderson co-founded ValleyLab, Inc., a manufacturer of surgical equipment, in 1969 and served as its Chairman and

Chief Executive Officer until 1986. In 1983, ValleyLab, Inc. was acquired by Pfizer, Inc. and Mr. Anderson remained as Chairman of ValleyLab until 1996. Mr. Anderson is a director of Iridex, Inc., a manufacturer of medical laser systems. Mr. Anderson received a B.E.E. in Electrical Engineering from the University of Minnesota.

David C. Auth, Ph.D., has served as a member of our board of directors since 1996, except for a short period from June 2001 to February 2002. Dr. Auth is the founder and former chairman and Chief Executive Officer of Heart Technology, Inc., a developer of micro-invasive atherectomy devices. Dr. Auth is an inventor of several commercially successful products in the medical device field and is a co-inventor of the NovaSure System. Dr. Auth did the seminal work in multipolar radiofrequency electrosurgery in the 1970s while serving as a Professor of Electrical Engineering and Bioengineering at the University of Washington. Dr. Auth serves as a director of Integra LifeSciences Holdings Corporation, a publicly traded medical device company. He is a Fellow of the American Institute of Medical and Biological Engineering.

Ross A. Jaffe, M.D. has served as a member of our board of directors since 1998 and has served as the chairman of our compensation committee since 2002. Dr. Jaffe is a Managing Director of Versant Ventures, a health care-focused venture capital firm that was formed in 1999. Dr. Jaffe joined Brentwood Venture Capital, a private venture capital firm, in 1990, and continues to serve as a Managing Member of Brentwood VIII Ventures LLC, the general partner of Brentwood Associates VIII, L.P. and Brentwood Affiliates Fund II, L.P. Dr. Jaffe is currently a director of Therasense, Inc., a publicly traded manufacturer of glucose monitoring technology, and several private medical device companies. Dr. Jaffe holds an M.D. from the Johns Hopkins University School of Medicine and completed his residency in internal medicine at the University of California, San Francisco. He received an A.B. in Policy Studies from Dartmouth College and an M.B.A. from Stanford University.

Michael K. Kaplan has served as a member of our board of directors since 2002. Mr. Kaplan has been a Partner at Three Arch Partners, a healthcare-focused venture capital firm, since 2000. Before joining Three Arch Partners, Mr. Kaplan was a senior executive at Blue Shield of California from 1997 to 1999. Prior to his work with Blue Shield, Mr. Kaplan was a healthcare consultant at APM Management Consultants, now CSC HealthCare Group. Mr. Kaplan holds a B.S. in Business Administration from Washington University and an M.B.A. from Stanford University.

Kenneth E. Ludlum joined our board of directors in 2003 and is the chairman of our audit committee. Since 2003, Mr. Ludlum has been President and Chief Executive Officer of Revivant Corporation, a privately held medical device company that develops and markets an automated cardio-pulmonary resuscitation system. From 2001 until joining Revivant, Mr. Ludlum was an independent consultant. From 2000 to 2001, Mr. Ludlum was Vice President, International and Chief Financial Officer of Endovasix, Inc. a privately held cardiovascular device company. From 1996 until 2000, Mr. Ludlum was Vice President and Chief Financial Officer of Perclose, Inc., a publicly held manufacturer of cardiovascular devices that was acquired by Abbott Laboratories in 1999. Mr. Ludlum is a member of the board of directors and Chairman of the audit committee of Natus Medical, Inc., a publicly traded company. He also serves on the boards of directors of several privately held companies and foundations. Mr. Ludlum received a B.S. from Lehigh University and an M.B.A. from Columbia University.

Barclay A. Phillips has served as a member of our board of directors since 2000, and was the chairman of our audit committee from 2002 until 2003. Since 1999, Mr. Phillips has been a Managing Director of Vector Fund Management, LP a venture capital firm focused specifically on healthcare technology. From 1990 to 1999, Mr. Phillips served in various roles including Director of Private Placements and Biotechnology Analyst for INVESCO Funds Group, Inc. From 1985 to 1990, Mr. Phillips held positions in sales and trading with Paine Webber, Inc. and Shearson Lehman Hutton, Inc. Over the last ten years, Mr. Phillips has held board positions in a number of private companies and currently serves as a director of CancerVax Corp. a publicly traded company. Mr. Phillips received a B.A. in Economics from the University of Colorado in Boulder.

Executive officers are appointed by our board of directors and serve until their successors have been duly elected and qualified.

Board of Directors

We currently have nine authorized directorships. In accordance with the terms of our amended and restated certificate of incorporation, the terms of office of the directors are divided into three classes:

•	Class I, whose term will expire at the annual meeting of stockholders to be held in 2004;

•	Class II, whose term will expire at the annual meeting of stockholders to be held in 2005; and

•	Class III, whose term will expire at the annual meeting of stockholders to be held in 2006.

We anticipate that the Class I directors will be                               ,                               and                               , the Class II directors will be                               ,                               and                               , and the Class III directors will be                               ,                               and                               . At each annual meeting of stockholders, or special meeting in lieu thereof, after the initial classification of the board of directors, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election or special meeting held in lieu thereof. The authorized number of directors may be changed only by resolution of the board of directors or a super-majority vote of the stockholders. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management. There are no family relationships among any of our Directors and executive officers.

Board Committees

The audit committee reviews and monitors our financial statements and internal accounting procedures, selects independent accountants and consults with and reviews the services provided by our independent accountants. Our audit committee consists of David C. Auth, Michael K. Kaplan, Kenneth Ludlum and Barclay A. Phillips.

The compensation committee determines the compensation and benefits of our executive officers and administers our stock plans and employee benefit plans. Our compensation committee consists of Ross A. Jaffe, Rodney Perkins, M.D. and Csaba Truckai.

The nominating and governance committee recommends prospective director nominees to the board of directors for the next annual meeting of stockholders, develops and recommends to the board of directors governance principles applicable to us, oversees the evaluation of the board of directors and management and recommends to the board of directors nominees for each committee. Our nominating and governance committee consists of Robert K. Anderson, Michael K. Kaplan and Rodney Perkins, M.D.

Compensation Committee Interlocks and Insider Participation

Prior to establishing the compensation committee, the board of directors as a whole performed the functions delegated to the compensation committee. No member of the board of directors or the compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

We reimburse our non-employee directors for their expenses incurred in connection with attending board and committee meetings. In addition, these directors receive an annual retainer of $24,000, paid quarterly, and $1,500 for each committee meeting attended. The chairman of the compensation committee and the chairman of the nominating and governance committee receive an additional annual retainer of $5,000, paid quarterly, and the chairman of the audit committee and the chairman of the board receive an additional annual retainer of $10,000, paid quarterly. Each non-employee director who joins our board following this offering, except those directors who become non-employee directors by ceasing to be employee directors, will receive a non-discretionary, automatic grant of an option to purchase 55,000 shares of our common stock upon joining our board, of which 25,000 shares vest quarterly over the first year of service and of which 30,000 shares vest quarterly over the next two years of service. After every three years of service, each non-employee director will receive a non-discretionary, automatic grant of an option to purchase 45,000 shares of our common stock, pursuant to our 2004 Stock Plan, which vests quarterly over three-years. All shares subject to options held by non-employee directors fully vest upon our merger with or into another corporation or a sale of substantially all of our assets.

In the past, we have granted non-employee directors options to purchase our common stock under our 1997 Stock Option Plan. Specifically, during fiscal 2001, the board granted an option to purchase 20,000 shares of our common stock with an exercise price of $0.475 per share vesting over four-years at the rate of  1/48 per month to each of Messrs. Anderson, Barkas and Truckai, and to Dr. Auth and Dr. Perkins and the affiliated venture funds of Dr. Jaffe and Mr. Phillips. During fiscal 2002, the board granted an option to purchase 20,000 shares of our common stock with an exercise price of $0.475 per share vesting over four-years at the rate of  1/48 per month to each of Messrs. Anderson, Barkas, Phillips and Truckai and to Dr. Auth, Dr. Jaffe and Dr. Perkins. During fiscal 2003, the board granted an option to purchase 20,000 shares of our common stock with an exercise price of $5.65 per share vesting over four-years at the rate of  1/48 per month to each of Messrs. Anderson, Kaplan, Phillips and Truckai and to Dr. Auth, Dr. Jaffe and Dr. Perkins. In addition, during fiscal 2003, the board granted Kenneth Ludlum an option to purchase 55,000 shares of our common stock with an exercise price of $5.65 per share, of which 25,000 shares vest quarterly over the first year of service and the remaining 30,000 shares vest quarterly over the next two years of service.

Our board will continue to have discretion to grant options to non-employee directors from time to time under our 2004 Stock Plan.

Executive Compensation

The following table summarizes the compensation earned for services rendered to us in all capacities for the year ended December 31, 2003 by our executive officers. Our Chief Executive Officer and our four other most highly paid executive officers whose compensation exceeded $100,000 in 2003 are referred to as the named executive officers elsewhere in this prospectus.

SUMMARY COMPENSATION TABLE

			Long-Term
			Compensation
	2003 Annual
	Compensation		Securities
			Underlying	All Other
Name and Position	Salary	Bonus	Options	Compensation

David M. Clapper	$350,000	$343,875	50,000	$582,500	(1)
President and Chief Executive Officer
Donald R. Nathe	$200,042	$119,324	20,000
Vice President of Operations
David M. Renzi	$202,313	$124,227	20,000	$32,485	(2)
Vice President of Sales and Marketing
Russel M. Sampson	$178,932	$109,524	20,000
Vice President of Research and Development
Eugene V. Skalnyi	$187,464	$110,574	20,000
Vice President of Medical Affairs
Edward W. Unkart	$178,135	$111,016	20,000
Vice President of Finance and Administration, Chief Financial Officer and Assistant Secretary

(1)	Amount represents $500,000 in loan forgiveness and $82,500 in mortgage assistance payments.
(2)	Amount represents mortgage assistance payments.

OPTION GRANTS IN LAST FISCAL YEAR

The following table sets forth the stock options granted to each executive officer during 2003, including the potential realizable value over the 10-year term of the options, based on assumed rates of stock appreciation of 0%, 5% and 10%, compounded annually. These assumed rates of appreciation comply with the rules of the Securities and Exchange Commission and do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises depend on the future performance of our common stock. The assumed 0%, 5% and 10% rates of stock appreciation are based on the assumed initial public offering price of $          per share, the mid-point of the range on the front cover of this prospectus.

In 2003, we granted options to purchase up to an aggregate of 984,250 shares to employees, directors and consultants. All options were granted under our 1997 Stock Option Plan. Option shares generally vest over four years.

	Individual Grants				Potential Realizable
					Value at Assumed Annual
	Number of				Rates of Stock
	Securities				Price Appreciation
	Underlying	Percent of	Exercise		for Option Term
	Options	Total Options	Price Per	Expiration
Name	Granted	Granted	Share	Date	0%	5%	10%

David M. Clapper	50,000	5.1%	$0.48	7/14/13
Donald R. Nathe	20,000	2.1%	$0.48	7/14/13
David M. Renzi	20,000	2.1%	$0.48	7/14/13
Russel M. Sampson	20,000	2.1%	$0.48	7/14/13
Eugene V. Skalnyi	20,000	2.1%	$0.48	7/14/13
Edward W. Unkart	20,000	2.1%	$0.48	7/14/13

AGGREGATE OPTION EXERCISES AND OPTION VALUES

The following table sets forth the number of shares acquired and the value realized upon exercise of stock options during 2003 by each named executive officer and the number of shares of common stock subject to exercisable and unexercisable stock options held by them as of December 31, 2003.

The value realized and the value of unexercised in-the-money options at December 31, 2003 are based on the assumed initial public offering price of $           per share, the mid-point of the range on the front cover of this prospectus, less the per share exercise price, multiplied by the number of shares issued or issuable, as the case may be, upon exercise of the option. All options were granted under our 1997 Stock Option Plan.

			Number of Securities		Value of Unexercised
	Number of		Underlying Unexercised		In-The-Money
	Shares		Options at December 31, 2003		Options at December 31, 2003
	Acquired on	Value
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

David M. Clapper	—	—	764,791	385,209
Edward W. Unkart	—	—	163,644	131,356
Donald R. Nathe	—	—	118,020	76,980
David M. Renzi	—	—	202,994	92,256
Russel M. Sampson	—	—	182,286	81,964
Eugene V. Skalnyi	—	—	138,227	144,773

Employment Agreements and Change-of-Control Arrangements with Executive Officers

David M. Clapper. In November 1999, David M. Clapper accepted our offer of employment to serve as our President and Chief Executive Officer and as a member of the board of directors. The offer letter agreement provides for an annual base salary of $290,000, subject to annual increases, and a bonus of up to 40% of base salary, 50% of which is guaranteed over the first four-years of employment. The percentage of Mr. Clapper’s guaranteed performance bonus is reduced by the same percentage increase in his annual base salary. We have increased Mr. Clapper’s annual base salary and it is currently $375,000. Mr. Clapper’s offer letter agreement also provides for reimbursement of customary relocation expenses to the San Francisco Bay Area, including moving expenses and expenses associated with the sale of his then current residence and the purchase of a new residence, and reimbursement for temporary rental housing expenses for up to six months. In addition, we agreed to provide Mr. Clapper mortgage assistance payments of $10,000 per month during the first two years of employment, $8,000 per month during the third year of employment, $7,000 per month during the fourth year of employment and $6,000 per month during the fifth year of employment. We also agreed to loan Mr. Clapper up to $500,000 toward the purchase of new home in connection with his relocation. For a description of this loan, see “Relocation Loans.”

In connection with Mr. Clapper’s acceptance of our offer of employment, we also granted him an option to purchase 600,000 shares of our common stock at an exercise price of $0.45 per share. 500,000 shares subject to this option vest monthly over a four-year period with  1/8 of the shares vesting on the sixth-month anniversary of commencement of employment and  1/48 per month thereafter, and 100,000 shares subject to this option vests upon the closing of this offering or upon a board approved sale. In May 2001, July 2001 and in April 2002, we also granted him options to purchase 150,000, 90,000 and 260,000 shares of our common stock, respectively, each at an exercise price of $0.475 per share vesting over a four-year period at the rate of  1/48 per month. In July 2003, we granted Mr. Clapper an additional option to purchase 50,000 shares of our common stock at an exercise price of $0.48 per share vesting over a four-year period at the rate of  1/48 per month.

Mr. Clapper’s employment with us is on an at-will basis. In the event Mr. Clapper’s employment is terminated without cause, he is entitled to continuation of base salary, bonus and mortgage assistance payments for one-year, and his options will be treated as if they continued to vest for another 12 months. Upon our change-of-control, whether by merger, reorganization, consolidation or sale of substantially all of our assets, Mr. Clapper is entitled to receive accelerated vesting on all then unvested shares subject to option.

For fiscal 2003, Mr. Clapper also has the option to convert the portion of any cash bonus awarded into fully vested options to purchase our shares of common stock at an exercise price equal to the fair market value of our common stock on the date of grant.

David M. Renzi. In May 2000, David Renzi accepted our offer of employment to serve as our Vice President of Sales and Marketing. The offer letter agreement provides that Mr. Renzi is entitled to receive an annual base salary of $178,200, subject to annual increases, and a bonus of up to 30% of base salary, 50% of which is guaranteed over the first four-years of employment and is paid quarterly. The percentage of Mr. Renzi’s guaranteed performance bonus is reduced by the same percentage increase in his annual base salary. We have increased Mr. Renzi’s annual base salary and it is currently $211,000. Mr. Renzi’s offer letter agreement also provides for reimbursement of customary relocation expenses to the San Francisco Bay Area, including moving expenses and expenses associated with the sale of his then current residence and the purchase of a new residence, and reimbursement for temporary rental housing expenses for up to six months. In addition, we agreed to provide Mr. Renzi mortgage assistance payments of $3,650 per month during the first two years of employment, $2,920 per month during the third year of employment, $2,555 per month during the fourth year of employment and $2,190 per month during the fifth year of employment. We also agreed to loan Mr. Renzi up to $125,000 toward the purchase of new home in connection with his relocation. For a description of this loan, see “Relocation Loans.”

In connection with Mr. Renzi’s acceptance of our offer of employment, we also granted him an option to purchase 173,000 shares of our common stock at an exercise price of $0.475 per share. The shares subject to this option vest monthly over a four-year period with  1/8 of the shares vesting on the sixth-month anniversary of commencement of employment and  1/48 per month thereafter. In May 2001 and in April 2002, we also granted him options to purchase 30,250 and 72,000 shares of our common stock, respectively, each at an exercise price of $0.475 per share vesting over a four-year period at the rate of  1/48 per month. In July 2003, we granted Mr. Renzi an additional option to purchase 20,000 shares of our common stock at an exercise price of $0.48 per share vesting over a four-year period at the rate of  1/48 per month.

His employment with us is on an at-will basis. In the event Mr. Renzi’s employment is terminated without cause, he is entitled to continuation of base salary and healthcare benefits for six months and continuation of mortgage assistance payments for one-year. Upon our change-of-control, whether by merger, reorganization, consolidation or sale of substantially all of our assets, Mr. Renzi is entitled to receive accelerated vesting on all then unvested shares subject to option.

Donald R. Nathe. In March 1997, Donald R. Nathe accepted our offer of employment to serve as our Vice President of Operations. The offer letter agreement provides that Mr. Nathe is entitled to receive an annual base salary of $130,000, subject to annual increases, and a bonus of up to 20% of base salary. We have increased Mr. Nathe’s annual base salary and it is currently $202,415. In connection with his acceptance of the offer letter, we also granted Mr. Nathe an option to purchase 70,000 shares of our common stock at an exercise price of $0.44 per share. The shares subject to this option vest monthly over a four-year period with  1/8 of the shares vesting on the sixth-month anniversary of commencement of employment and  1/48 per month thereafter. In March 1998, we granted Mr. Nathe an additional option to purchase 20,000 shares of our common stock at an exercise price of $0.44 per share vesting over a four-year period at the rate of  1/48 per month. In January and July 1999, we granted Mr. Nathe additional options to purchase 10,000 and 20,000 shares of our common stock, respectively, at an exercise price of $0.45 per share vesting over a four-year period at the rate of  1/48 per month. In October 2000, we also granted Mr. Nathe options to purchase 45,000 shares of our common stock, of which 35,000 shares have an exercise price of $0.45 per share and 10,000 shares have an exercise price of $0.55 per share, all vesting over a four-year period at the rate of  1/48 per month. In May 2001 and in April 2002, we also granted him options to purchase 35,000 and 75,000 shares of our common stock, respectively, each at an exercise price of $0.475 per share vesting over a four-year period at the rate of  1/48 per month. In July 2003, we granted Mr. Nathe an additional option to purchase 20,000 shares of our common stock at an exercise price of $0.48 per share vesting over a four-year period at the rate of  1/48 per month.

His employment with us is on an at-will basis. Upon an involuntary termination of Mr. Nathe’s employment after our change-of-control, whether by merger, reorganization, consolidation or sale of substantially all of our assets, he is entitled to continuation of base salary, target bonus and healthcare benefits for six months. Mr. Nathe is also entitled to receive accelerated vesting on all then unvested shares subject to option. In addition, Mr. Nathe has agreed to remain employed by us for a period of up to 12 months following our change-of-control to facilitate in the transition or for other business reasons.

Eugene V. Skalnyi, M.D. In January 1999, Eugene V. Skalnyi, M.D. accepted our offer of employment to serve as our Director of Medical Affairs. In July 2002, we promoted Dr. Skalnyi to Vice President of Medical Affairs. The offer letter agreement provides that Dr. Skalnyi is entitled to receive an annual base salary of $90,000, subject to annual increases. We have increased Dr. Skalnyi’s annual base salary and it is currently $187,572. In connection with his acceptance of the offer letter, we also granted Dr. Skalnyi an option to purchase 15,000 shares of our common stock at an exercise price of $0.45 per share. The shares subject to this option vest monthly over a four-year period with  1/4 of the shares vesting on the 12-month anniversary of commencement of employment and  1/48 per month thereafter. In 1999, we granted Dr. Skalnyi another option to purchase 25,000 shares of our common stock at a price of $0.45 per share vesting over a four-year period at the rate of  1/48 per month. In October 2000, we granted Dr. Skalnyi a fully vested option to purchase 5,000 shares of our common stock at an exercise price of $0.55 per share and an option to purchase 25,000 shares of our common stock at an exercise price of $0.475 per share vesting over a four-year period at the rate of  1/48 per month. In May 2001 and in April 2002, we also granted him options to purchase 35,000 and 95,000 shares of our common stock, respectively, each at an exercise price of $0.475 per share vesting over a four-year period at the rate of  1/48 per month. In July 2003, we granted Dr. Skalnyi an additional option to purchase 20,000 shares of our common stock at an exercise price of $0.48 per share vesting over a four-year period at the rate of  1/48 per month.

His employment with us is on an at-will basis. Upon an involuntary termination of Dr. Skalnyi’s employment after our change-of-control, whether by merger, reorganization, consolidation or sale of substantially all of our assets, he is entitled to continuation of base salary, target bonus and healthcare benefits for six months. Dr. Skalnyi is also entitled to receive accelerated vesting on all then unvested shares subject to option. In addition, Dr. Skalnyi has agreed to remain employed by us for a period of up to 12 months following our change-of-control to facilitate in the transition or for other business reasons.

Russel M. Sampson. In August 1996, Russel M. Sampson accepted our offer of employment to serve as a Senior Project Leader in our Research & Development group. In July 2000, we promoted Mr. Sampson to Vice President of Research & Development. The offer letter agreement provides that Mr. Sampson is entitled to receive an annual base salary of $90,000, subject to annual increases. We have increased Mr. Sampson’s annual base salary and it is currently $185,792. In connection with his acceptance of the offer letter, we also granted Mr. Sampson an option to purchase 31,096 shares of our common stock at an exercise price of $0.10 per share. The shares subject to this option vest monthly over a four-year period with  1/8 of the shares vesting on the sixth-month anniversary of commencement of employment and  1/48 per month thereafter. In October 1997 and July 1998, we granted Mr. Sampson options to purchase 4,000 and 15,000 shares of our common stock, respectively, at an exercise price of $0.44 employment and  1/48 per month thereafter. In November 1998 and January 1999, we granted Mr. Sampson additional options to purchase 30,000 and 10,000 shares of our common stock, respectively, at an exercise price of $0.45 per share vesting over a four-year period at the rate of  1/48 per month. In October 2000, we also granted Mr. Sampson options to purchase 60,000 shares of our common stock, of which half have an exercise price of $0.45 per share and half have an exercise price of $0.55 per share, each vesting over a four-year period at the rate of  1/48 per month. In May 2001 and in April 2002, we also granted him options to purchase

50,250 and 75,000 shares of our common stock, respectively, each at an exercise price of $0.475 per share vesting over a four-year period at the rate of  1/48 per month. In July 2003, we granted Mr. Sampson an additional option to purchase 20,000 shares of our common stock at an exercise price of $0.48 per share vesting over a four-year period at the rate of  1/48 per month.

His employment with us is on an at-will basis. Upon an involuntary termination of Mr. Sampson’s employment after our change-of-control, whether by merger, reorganization, consolidation or sale of substantially all of our assets, he is entitled to continuation of base salary, target bonus and healthcare benefits for six months. Mr. Sampson is also entitled to receive accelerated vesting on all then unvested shares subject to option. In addition, Mr. Sampson has agreed to remain employed by us for a period of up to 12 months following our change-of-control to facilitate in the transition or for other business reasons.

Edward W. Unkart. In May 2001, Edward W. Unkart accepted our offer of employment to serve as our Vice President of Finance and Administration and our Chief Financial Officer. The offer letter agreement provides that Mr. Unkart is entitled to receive an annual base salary of $170,004, subject to annual increases, and a bonus of up to 30% of base salary. We have increased Mr. Unkart’s annual base salary and it is currently $188,322. His employment with us is on an at-will basis. In connection with his acceptance of the offer letter, we also granted Mr. Unkart an option to purchase 205,000 shares of our common stock at an exercise price of $0.475 per share. The shares subject to this option vest monthly over a four-year period with  1/8 of the shares vesting on the sixth-month anniversary of commencement of employment and  1/48 per month thereafter. In April 2002, we granted Mr. Unkart another option to purchase 70,000 shares of our common stock at an exercise price of $0.475 per share vesting over a four-year period at the rate of  1/48 per month, and in July 2003, we granted Mr. Unkart an additional option to purchase 20,000 shares of our common stock at an exercise price of $0.48 per share vesting over a four-year period at the rate of  1/48 per month.

His employment with us is on an at-will basis. In the event Mr. Unkart’s employment is terminated without cause, he is entitled to continuation of base salary and healthcare benefits for six months. Upon our change-of-control, whether by merger, reorganization, consolidation or sale of substantially all of our assets, Mr. Unkart is entitled to receive accelerated vesting on all then unvested shares subject to option.

Relocation Loans

In November 1999, we loaned an aggregate of $500,000 to David M. Clapper, a Director and our President and Chief Executive Officer, for a down payment toward the purchase of a new residence in connection with his relocation to the San Francisco Bay Area. The loan was forgivable under the terms and conditions set forth in Mr. Clapper’s offer of employment. In May 2003, the loan was amended to allow us to immediately forgive the loan upon our sale or the offering of our common stock to the public prior to November 20, 2003. The loan was fully forgiven on November 20, 2003 and is not outstanding.

In May 2000, we loaned an aggregate of $125,000 to David Renzi, our Vice President of Marketing & Sales, for a down payment toward the purchase of a new residence in connection with his relocation to the San Francisco Bay Area. The loan is forgivable under the terms and conditions set forth in Mr. Renzi’s offer of employment. In May 2003, the loan was amended to allow us to immediately forgive the loan upon our sale or the offering of our common stock to the public prior to June 6, 2004.

Benefit Plans

1997 Stock Option Plan

Our 1997 Stock Option Plan was adopted by our board of directors in March 1997, and our stockholders initially approved the plan in April 1997. Our 1997 Stock Option Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, to our employees and for the grant of nonstatutory stock options to our employees, directors and consultants. Following this offering, the 1997 Stock Option Plan will be terminated, and we will not grant any additional stock options under our 1997 Stock Option Plan. Instead we will grant options under our 2004 Stock Plan.

Number of Shares of Common Stock Available under the 1997 Stock Option Plan. We have reserved an aggregate of 5,572,875 shares of our common stock for issuance pursuant to the 1997 Stock Option Plan. As of December 31, 2003, 608,895 of our outstanding shares had been issued pursuant to the exercise of options, options to purchase 4,829,009 shares of common stock were outstanding and 134,971 shares were available for future grant.

Administration of the 1997 Stock Option Plan. Our board of directors administers the 1997 Stock Option Plan. The board of directors has the power to determine the terms of the options granted, including the exercise price, the number of shares subject to each option, the exercisability of the options and the form of consideration payable upon exercise.

Exercisability of options following termination. After termination of one of our employees, directors or consultants, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for twelve months. In all other cases, the option will generally remain exercisable for 30 to 90 days. However, an option may never be exercised later than the expiration of its 10-year term.

Effect of Changes in Capitalization. The number of shares of common stock reserved under our 1997 Stock Option Plan will be proportionately increased or decreased for any increase or decrease in the number of shares resulting from any stock split, reverse stock split, stock dividend, combination, recapitalization or reclassification of our common stock, or any other increase or decrease in the number of issued shares of our common stock effected without receipt of consideration by us. Appropriate adjustments also shall be made to preserve the terms of any outstanding options.

Adjustments upon Merger or Asset Sale. The 1997 Stock Option Plan provides that in the event of a merger or a sale of all or substantially all of our assets, each outstanding option will be assumed or an equivalent option will be granted in its place by the successor corporation unless our board of directors determines, and in lieu of such assumption or substitution, that the options will fully vest and become exercisable for a 30-day period. If the board determines that there will be no assumption or substitution of outstanding options, all such options shall immediately vest and the administrator will provide notice to the optionee that he or she has the right to exercise the option as to all of the shares subject to the option, including shares which would not otherwise be exercisable, for a period of 30 days from the date of the notice. The option will terminate upon the expiration of the 30-day period.

2004 Stock Plan

In connection with this offering, our board of directors approved the 2004 Stock Plan in January 2004, and the 2004 Stock Plan will be approved by our stockholders in                               2004. Our 2004 Stock Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees, and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock, performance units and performance shares to our employees, directors and consultants.

Number of Shares of Common Stock Available under the 2004 Stock Plan. We have reserved a total of                                shares of our common stock for issuance pursuant to the 2004 Stock Plan. In addition, our 2004 Stock Plan provides for annual increases in the number of shares available for issuance under our 2004 Stock Plan on the first day of each fiscal year, beginning with our fiscal year 2005, equal to the lesser of:

•	of the outstanding shares of our common stock on the first day of our fiscal year;

•	shares; or

•	a lesser amount as our board of directors may determine.

Administration of the 2004 Stock Plan. Our board of directors or a committee of our Board will administer the 2004 Stock Plan. In the case of options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code, the committee will be our compensation committee. The administrator has the power to determine the terms of any award granted, including the exercise or purchase price, the number of shares subject to each award, the exercisability of the award and the form of consideration payable upon exercise.

Options. A stock option is the right to purchase shares of our common stock at a fixed exercise price for a fixed period of time. The administrator determines the exercise price of stock options granted under the 2004 Stock Plan, but with respect to nonstatutory stock options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code and all incentive stock options (other than incentive stock options granted pursuant to a merger in the form of assumed or substituted options), the exercise price must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option generally may not exceed ten years, except that with respect to any optionee who owns 10% of the voting power of all classes of our outstanding capital stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

No optionee may be granted an option to purchase more than 1,000,000 shares in any fiscal year. In connection with his or her initial service, an optionee may be granted additional options to purchase up to 1,000,000 shares.

After termination of one of our employees, directors or consultants, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for twelve months. In all other cases, the option will generally remain exercisable for one to three months. However, an option may never be exercised later than the expiration of its term.

Restricted Stock. Restricted stock awards are shares of our common stock that vest based on a schedule established by the administrator. The administrator determines the purchase price of any grants of restricted stock, and, unless the administrator determines otherwise, we will typically have a repurchase option that we may exercise upon the termination of the purchaser’s service with us. The purchase price for shares we repurchase will generally be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to us. Our repurchase option generally will lapse according to the vesting schedule established by the administrator.

Stock Appreciation Rights. Stock appreciation rights are awards that give the recipient the right to receive an amount equal to (1) the number of shares exercised under the right, multiplied by (2) the amount by which our stock price exceeds the exercise price. Payment may be in cash, in shares of our common stock with equivalent value, or in some combination, as determined by the administrator. The administrator also determines the exercise price, vesting schedule and other terms and conditions of stock appreciation rights; however, stock appreciation rights expire under the same rules that apply to stock options.

Performance Shares and Performance Units. Performance shares and performance units will result in a payment to the recipient in cash or shares of our common stock (or in some combination of cash and shares) if the performance goals established by the administrator are achieved or the awards otherwise vest. Each performance unit will have an initial value established by the administrator, and each performance share will have an initial value equal to the fair market value of our common stock on the date of grant. The administrator will set performance objectives, and such performance objectives may be based upon the achievement of company-wide, divisional or individual goals.

Transferability of Awards. Our 2004 Stock Plan generally does not allow for the transfer of awards, and only the recipient may exercise an award during his or her lifetime.

Automatic Option Grants to Non-Employee Directors. Our 2004 Stock Plan also provides for the automatic grant of 55,000 shares of common stock to a director who first becomes a non-employee director (except those directors who become non-employee directors by ceasing to be employee directors) on or after the date of this offering. 25,000 of the shares subject to this option vest quarterly over the first year of service and 30,000 shares subject to this option vest quarterly over the next two years of service. After every three years of service each non-employee director will also receive a non-discretionary, automatic grant of an option to purchase 45,000 shares of our common stock vesting quarterly over three-years. All options automatically granted to non-employee Directors will have a term of ten years and the exercise price will be 100% of the fair market value per share of common stock on the date of grant.

Adjustments upon Merger or Asset Sale. Our 2004 Stock Plan provides that in the event of our merger with or into another corporation, a sale of substantially all of our assets or other change of control (as defined in the 2004 Stock Plan), the successor corporation will assume or substitute an equivalent option or right for each outstanding option or other award. If there is no assumption or substitution of awards, all outstanding awards immediately shall vest (and all performance goals will be deemed achieved at target levels) and the administrator will provide notice to the recipient that he or she has the right to exercise the award as to all of the shares subject to such award, including shares which would not otherwise be exercisable, for a period to be determined by the administrator. The award will terminate upon the expiration of such period.

Effect of Changes in Capitalization. The number of shares of common stock reserved under our 2004 Stock Option Plan will be proportionately increased or decreased for any increase or decrease in the number of shares resulting from any recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of shares or other of our securities, or other change in our corporate structure. Appropriate adjustments also shall be made to any per-person limits under our 2004 Stock Option Plan and to preserve the terms of any outstanding awards.

Amendment and Termination of our 2004 Stock Plan. Our 2004 Stock Plan will automatically terminate in 2014, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2004 Stock Plan provided it does not adversely affect any award previously granted under it. Amendments will be subject to stockholder approval to the extent required by law.

2004 Employee Stock Purchase Plan

In connection with this offering, we intend to establish an Employee Stock Purchase Plan. Our board of directors approved the 2004 Employee Stock Purchase Plan in January 2004, and our stockholders will approve the 2004 Employee Stock Purchase Plan in                                2004.

Number of Shares of Common Stock Available under the 2004 Employee Stock Purchase Plan. A total of                                shares of our common stock will be made available for sale. In addition, our 2004 Employee Stock Purchase Plan provides for annual increases in the number of shares available for issuance under the 2004 Employee Stock Purchase Plan on the first day of each fiscal year, beginning with our fiscal year 2005, equal to the lesser of:

•	% of the outstanding shares of our common stock on the first day of the fiscal year;

•	shares; or

•	a lesser amount as our board of directors may determine.

Administration of the 2004 Employee Stock Purchase Plan. Our board of directors or a committee of our board will administer the 2004 Employee Stock Purchase Plan. Our board of directors or its committee has full and exclusive authority to interpret the terms of the 2004 Employee Stock Purchase Plan and determine eligibility.

Eligibility to Participate. All of our employees and employees of designated subsidiaries are eligible to participate in the 2004 Employee Stock Purchase Plan if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock if such employee:

•	immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

•	whose rights to purchase stock under all of our employee stock purchase plans accrues at a rate that exceeds $25,000 worth of stock for each calendar year.

Offering Periods and Contributions. Our 2004 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Code and contains consecutive, overlapping 24-month offering periods. Each offering period includes four six-month purchase periods. The offering periods generally start on the first trading day on or after May 1 and November 1 of each year, except for the first such offering period which will commence on the first trading day on or after the effective date of this offering and will end on the last trading day on or before March 1, 2006.

Our 2004 Employee Stock Purchase Plan permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation, which includes only a participant’s base straight time gross earnings, commissions, overtime and shift premium but excludes all other compensation. A participant may purchase a maximum of 10,000 shares during a six-month purchase period.

Purchase of Shares. Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month purchase period. The price is 85% of the lower of the fair market value of our common stock at the beginning of an offering period or on the last day of a purchase period. If the fair market value on the last day of a purchase period is less than the fair market value at the beginning of the offering period, participants will be withdrawn from the current offering period following their purchase of shares on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period, and will be paid their payroll deductions to date. A participant’s accumulated payroll deductions at the time of termination will be used to purchase shares on the next purchase date provided such purchase date is within three months of such participant’s termination of employment.

Transferability of Rights. A participant may not transfer rights granted under the 2004 Employee Stock Purchase Plan other than by will, the laws of descent and distribution or as otherwise provided under the Purchase Plan.

Adjustments upon Merger or Change in Control. In the event of a merger with or into another corporation or change in control, a successor corporation may assume or substitute each outstanding option. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened, and a new exercise date will be set. In this event, the administrator will provide notice of the new exercise date to each optionee at least ten business days before the new exercise date.

Amendment and Termination of the Purchase Plan. The administrator has the authority to amend or terminate our 2004 Employee Stock Purchase Plan, except that, subject to certain exceptions described in the 2004 Employee Stock Purchase Plan, no action may adversely affect any outstanding rights to purchase stock under our 2004 Employee Stock Purchase Plan. Amendments will be subject to stockholder approval to the extent required by law.

401(k) Plan

We maintain a 401(k) retirement savings plan. Each participant may contribute to the 401(k) Plan, through payroll deductions, up to a statutorily prescribed annual limit of $12,000 in 2003, subject to statutorily limitations imposed by the Internal Revenue Service. All amounts contributed by employee participants and earnings on these contributions are fully vested at all times. Employee participants may elect to invest their contributions in various established funds.

RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, during our last three fiscal years, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $60,000; and

•	a director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

We also describe below certain other transactions with our directors, executive officers and stockholders.

Common Stock and Stock Purchase Warrant Issuances

In July 2003, we issued Brentwood Associates VIII, L.P. 5,681 shares of our common stock in connection with the exercise of a stock purchase warrant granted in September 1998 having an exercise price of $0.44 per share. Ross A. Jaffe, M.D., one of our directors, is a Managing Member of Brentwood VIII Ventures LLC, the General Partner of Brentwood Associates VIII, L.P. Brentwood Associates VIII, L.P. and its affiliated fund, Brentwood Affiliates Fund II, L.P., own more than 5% of our common stock.

In August and September 2003, we issued to each of David C. Auth, Robert K. Anderson and Rodney Perkins, members of our board of directors, 13,333 shares of our Series F preferred stock, respectively, in connection with the exercise of stock purchase warrants granted in September 1998 having an exercise price of $4.50 per share.

In September 2003, we issued Prospect Venture Partners, L.P. 5,681 shares of our common stock in connection with the exercise of a stock purchase warrant granted in September 1998 having an exercise price of $0.44 per share. Prospect Venture Partners, L.P. owns more than 5% of our common stock.

Preferred Stock and Convertible Loan and Warrant Financings

Since December 1, 2000, we sold shares of our preferred stock and issued stock purchase warrants in private financings as follows:

•	Series G Preferred Stock and Common Warrants. In March and April 2001, we sold 3,225,239 shares of our Series G preferred stock at a price of $4.75 per share and stock purchase warrants exercisable for 806,311 shares of common stock having an exercise price of $0.475 per share. The holders of our Series G preferred stock were allotted one seat on our Board of Directors in connection with their investment, and this right expires upon the closing of this offering.

•	Series H Preferred Stock. In March, April and May 2002, we sold 8,695,655 shares of our Series H preferred stock at a price of $3.45 per share. The holders of our Series H preferred stock were allotted one seat on our board of directors, currently filled by Michael Kaplan, in connection with their investment. This right expires upon the closing of this offering.

In December 2000, we borrowed approximately $3,800,000 from six shareholders in a convertible loan and warrant financing transaction. The loans were evidenced by convertible promissory notes that converted into shares of Series G preferred stock at a price of $4.75 per share in March 2001. We also issued stock purchase warrants to the investors in this financing that became exercisable for 156,315 shares of Series G preferred stock at a price of $4.75 per share in March 2001.

In January 2002, we borrowed approximately $1,700,000 from seven shareholders in a convertible loan and warrant financing transaction. The loans were evidenced by convertible promissory notes that converted into shares of Series H preferred stock at a price of $3.45 per share in March 2002. We also issued stock purchase warrants to the investors in this financing that became exercisable for 98,572 shares of Series H preferred stock at a price of $3.45 per share in March 2002.

Each share of Series A, B, C, D, D-1 and H preferred stock will convert automatically into one share of common stock upon the closing of this offering. Each share of Series E preferred stock will convert automatically into 1.08 shares of common stock upon the closing of this offering. Each share of Series F preferred stock will convert automatically into 1.08 shares of common stock upon the closing of this offering. Each share of Series F-1 and G preferred stock will convert automatically into 1.10 shares of common stock upon the closing of this offering. The purchasers of these shares of preferred stock are entitled to certain registration rights. See “Description of Capital Stock — Registration Rights.”

The investors in these financings since December 1, 2000 included the following directors and holders of more than 5% of our securities and their affiliated entities. The numbers in the table below are computed on an as converted to common stock basis.

			No. of Shares		No. of Shares
		No. of Shares	of Series G		of Series H
		of Common	Preferred		Preferred
	No. of Shares	subject to	subject to	No. of Shares	subject to
	of Series G	unexercised	unexercised	of Series H	unexercised
Investor	Preferred	Warrants	Warrants	Preferred	Warrants

Holders of More than 5%:
Brentwood Venture Capital(1)	466,854	106,244	45,791	144,928	19,323
Hambrecht & Quist Capital Management(2)	1,156,361	263,158	—	579,710	—
New Enterprise Associates(3)	—	—	—	2,925,079	—
Prospect Venture Partners, L.P. (4)	466,854	106,245	45,791	144,928	19,323
Three Arch Capital, L.P.(5)	—	—	—	2,925,080	—
Vector Fund Management(6)	584,645	133,050	68,687	144,928	19,322
Johnson & Johnson Development Corporation				624,671
Directors:
Robert K. Anderson	—	—	—	289,855	19,338
David C. Auth	—	—	—	724,638	19,333

(1)	Ross A. Jaffe, M.D., one of our directors, is a Managing Member of Brentwood VIII Ventures LLC, the General Partner of Brentwood Associates VIII, L.P. and Brentwood Affiliates Fund II, L.P. The Brentwood Venture Capital shares and warrants include shares and warrants purchased by Brentwood Associates VIII, L.P. and Brentwood Affiliates Fund II, L.P.

(2)	The Hambrecht & Quist Capital Management shares and warrants include shares and warrants purchased by H&Q Healthcare Investors and H&Q Life Sciences Investors.

(3)	The New Enterprise Associates shares include shares purchased by New Enterprise Associate 10, L.P. and NEA Ventures 2002, L.P.

(4)	Alex Barkas, one of our former directors, is a Managing Member of Prospect Management Co. LLC, which is the General Partner of Prospect Venture Partners, L.P. Mr. Barkas was a director at the time Prospect Venture Partners, L.P. purchased the shares and warrants.

(5)	Michael Kaplan, one of our directors, is a Member of TAC Management, L.L.C., the General Partner of Three Arch Capital, L.P. and TAC Associates, L.P. The Three Arch Capital, L.P. shares include shares purchased by Three Arch Capital, L.P. and TAC Associates, L.P.

(6)	Barclay A. Phillips, one of our directors, is a Managing Director of Vector Fund Management, the General Partner of Vector Later-Stage Equity Fund II, L.P. and Vector Later-Stage Equity Fund II (QP), L.P. The Vector Fund Management shares and warrants include shares and warrants purchased by of Vector Later-Stage Equity Fund II, L.P. and Vector Later-Stage Equity Fund II (QP), L.P.

Holders of our preferred stock are entitled to registration rights with respect to the shares of common stock that they will hold following this offering. See “Description of Capital Stock — Registration Rights.”

Indemnification Agreements of Directors and Officers

Our amended and restated certificate of incorporation and bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Furthermore, we have entered into indemnification agreements with each of our directors and officers. For further information, see “Description of Capital Stock — Limitation of Liability and Indemnification Matters.”

PRINCIPAL AND SELLING STOCKHOLDERS

The following tables set forth information about the beneficial ownership of our common stock on December 31, 2003, and as adjusted to reflect the sale of the shares of common stock in this offering, by

•	each person known to us to be the beneficial owner of more than 5% of our common stock;

•	each named executive officer;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each selling stockholder.

Unless otherwise noted below, the address of each beneficial owner listed on the tables is c/o Novacept, Inc., 1047 Elwell Court, Palo Alto California 94303. We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 22,597,587 shares of common stock outstanding on December 31, 2003 and shares of common stock outstanding upon the closing of this offering.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of December 31, 2003. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. The numbers in the table below are computed on an as converted to common stock basis.

		Number of Shares
		Underlying Options		Percentage of
		and Warrants		Shares
		Exercisable		Outstanding
	Number of Shares	Within 60 Days of	Number of Shares
Beneficial Owner	Owned	December 31, 2003	being Offered	Before	After

Five Percent Stockholders
Brentwood Venture Capital(1)	1,811,789	245,524		9.0
Hambrecht & Quist Capital Management(2)	1,736,071	263,158		8.7
Johnson & Johnson Development Corporation	1,618,103	—		7.2
New Enterprise Associates(3)	2,925,079	—		12.9
Prospect Venture Partners, L.P.(4)	1,811,791	171,359		8.7
Three Arch Capital, L.P.(5)	2,925,080	833		12.9
Vector Fund Management(6)	2,608,224	245,225		12.5
Directors and Named Executive Officers
David M. Clapper	—	887,707		3.8
Donald R. Nathe	100,000	124,894		1.0
David Renzi	—	215,295		1.0
Eugene V. Skalyni	—	148,144		*
Edward W. Unkart	—	175,936		*
Rodney Perkins, M.D.	305,649	64,166		1.6
Csaba Truckai	445,679	224,166		2.9
Robert K. Anderson(7)	664,577	83,504		3.3
David C. Auth, Ph.D.	1,379,026	82,665		6.4
Ross A. Jaffe, M.D.(1)	1,811,789	245,524		9.0
Michael K. Kaplan(5)	2,925,080	833		12.9
Kenneth E. Ludlum	—	—		—
Barclay A. Phillips(6)	2,608,224	245,225		12.5
Other Selling Stockholders

All directors, executive officers and selling stockholders as a group (14 persons)	10,271,120	2,687,646		14.7

*	Less than one percent

(1)	Represents 1,745,343 shares held of record by Brentwood Associates VIII, L.P., 66,446 shares held of record by Brentwood Affiliates Fund II, L.P., warrants exercisable for 165,277 shares held of record by Brentwood Associates VIII, L.P. and warrants exercisable for 6,081 shares held of record by Brentwood Affiliates Fund II, L.P. Dr. Jaffe is a Managing Member of Brentwood VIII Ventures LLC, the General Partner of Brentwood Associates VIII, L.P. and Brentwood Affiliates Fund II, L.P. Dr. Jaffe disclaims beneficial ownership of these shares and warrants except to the extent of his pecuniary interest in the named fund. The address of Brentwood Venture Capital is 11150 Santa Monica Blvd., Suite 1200, Los Angeles, California 90025.

(2)	Represents 1,041,644 shares held of record by H&Q Healthcare Investors, 695,427 shares held of record by H&Q Life Sciences Investors, warrants exercisable for 157,895 shares held of record by H&Q Healthcare Investors and warrants exercisable for

105,263 shares held of record by H&Q LIFE SCIENCES INVESTORS. The address of Hambrecht & Quist Capital Management is 30 Rowes Wharf, 4th Floor, Boston, Massachusetts 02110.

(3)	Represents 2,918,412 shares held of record by New Enterprise Associates 10, L.P. and 6,667 shares held of record by NEA Ventures 2002, L.P. The address of New Enterprise Associates is 2490 Sand Hill Road, Menlo Park, California 94025.

(4)	Alex Barkas, one of our former directors, and David Schnell are the Managing Members of Prospect Management Co., LLC, which is the General Partner of Prospect Venture Partners, L.P. Mr. Barkas was a director at the time Prospect Venture Partners, L.P. purchased securities. Mr. Barkas and Mr. Schnell disclaim beneficial ownership of these shares except to the extent of their pecuniary interest in the named fund. The address of Prospect Venture Partners, L.P. is 435 Tasso Street, Suite 200, Palo Alto, California 94025.

(5)	Represents 2,793,042 shares held of record by Three Arch Capital, L.P. and 132,038 shares held of record by TAC Associates, L.P. Michael K. Kaplan is a Member of TAC Management, L.L.C., the General Partner of Three Arch Capital, L.P. and TAC Associates, L.P. Mr. Kaplan disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in the named fund. The address of TAC Management, L.L.C., is 3200 Alpine Road, Portola Valley, California 94028.

(6)	Represents 652,057 shares held of record by Vector Later-Stage Equity Fund II, L.P., 1,956,167 shares held of record by Vector Later-Stage Equity Fund II (QP), L.P., warrants exercisable for 55,264 shares held of record by Vector Later-Stage Equity Fund II, L.P. and warrants exercisable for 165,795 shares held of record by Vector Later-Stage Equity Fund II (QP), L.P. Barclay A. Phillips is a Managing Director of Vector Fund Management, the General Partner of Vector Later-Stage Equity Fund II, L.P. and Vector Later-Stage Equity Fund II (QP), L.P. Mr. Phillips disclaims beneficial ownership of these shares and warrants, except to the extent of his pecuniary interest in the named fund. The address of Vector Fund Management is 1751 Lake Cook Road, Suite 350, Deerfield, Illinois 60015.

(7)	Represents 493,260 shares held of record by Robert K. Anderson, 20,000 shares held of record by Strafe & Co. FAO Kimberly Christine Anderson, 20,000 shares held of record by Strafe & Co. FAO Laura Ann Anderson, 20,000 shares held of record by Strafe & Co. FAO Richard W. Anderson, 20,000 shares held of record by Strafe & Co. FAO Richard K. Anderson, 91,317 shares held of record by Strafe & Co. FAO Robert K. Anderson and warrants exercisable for 19,338 shares held of record by Robert K. Anderson. Mr. Anderson disclaims beneficial ownership of these shares, excluding the shares and warrants held of record in his name, the shares held of record by Strafe & Co. FAO Robert K. Anderson and the shares held of record by Strafe & Co. FAO Robert K. Anderson, except to the extent of his pecuniary interest therein.

DESCRIPTION OF CAPITAL STOCK

Upon the closing of this offering, our authorized capital stock, after giving effect to the conversion of all outstanding preferred stock into common stock and the amendment of our certificate of incorporation, will consist of 75,000,000 shares of common stock, $0.001 par value, and 10,000,000 shares of preferred stock, $0.001 par value. The following description summarizes the terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our amended and restated certificate of incorporation and bylaws, as in effect immediately following the completion of this offering, copies of which have been filed as exhibits to the registration statement of which the prospectus is a part.

Common Stock

As of December 31, 2003, there were 22,597,587 shares of common stock outstanding and held by approximately 175 stockholders of record, assuming the automatic conversion of each outstanding share of preferred stock upon the closing of this offering. After this offering, there will be                                shares of our common stock outstanding, or                                shares if the underwriters exercise their over-allotment option in full.

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and the holders of our common stock do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds. Upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities of our company, subject to the prior rights of any preferred stock then outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock. All outstanding shares of common stock are, and the common stock to be outstanding upon the closing of this offering will be, fully paid and nonassessable.

Preferred Stock

As of December 31, 2003, there were 21,330,881 shares of preferred stock outstanding. Upon the closing of this offering, each outstanding share of Series A, B, C, D, D-1 and H preferred stock will convert into one share of common stock. Each outstanding share of Series E preferred stock will convert automatically into 1.08 shares of common stock upon the closing of this offering. Each share of Series F preferred stock will convert automatically into 1.08 shares of common stock upon the closing of this offering. Each share of Series F-1 and G preferred stock will convert automatically into 1.10 shares of common stock upon the closing of this offering. Following the conversion of our preferred stock, our certificate of incorporation will be amended and restated to delete all references to the prior series of preferred stock, and 10,000,000 shares of undesignated preferred stock will be authorized. The purchasers of these shares of preferred stock are entitled to certain registration rights. See “Description of Capital Stock — Registration Rights.”

The board of directors will have the authority, without further action by the stockholders, to issue from time to time the preferred stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and purchase funds and other matters. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock, and may have the effect of delaying, deferring or preventing a change in control of our company. The existence of authorized but unissued preferred stock may enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal is not in our best interest, the board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group.

Warrants

As of December 31, 2003, there were warrants outstanding to purchase 806,311 shares of common stock, 33,333 shares of Series F preferred stock, 156,315 shares of Series G preferred stock and 98,572 shares of Series H preferred stock. The exercise price of warrants for shares of our common stock is $0.475 per share, except for warrants exercisable for 5,681 shares of common stock which have an exercise price of $0.44 per share. The exercise prices of warrants for shares of our Series F, Series G and Series H preferred stock are $4.50, $4.75 and $3.45 per share, respectively. Upon the closing of this offering, the warrants will be exercisable for an aggregate of 1,112,713 shares of common stock, at a weighted average exercise price of $1.45 per share. Of the warrants exercisable for our common stock, warrants for 647,416 shares of common stock may be exercised on at any time on or prior to March 27, 2006 and the warrant for 158,895 shares of common stock may be exercisable at any time on or prior to April 2, 2006. The warrant for 33,333 shares of Series F preferred stock may be exercised at any time on or prior to of January 3, 2007. The warrant for 156,315 shares of Series G preferred stock may be exercised at any time on or prior to December 4, 2005, and the warrants for 98,572 shares of Series H preferred may be exercised at any time on or prior to March 4, 2007.

Registration Rights

After this offering, the holders of 22,407,480 shares of common stock issued upon conversion of our preferred stock, and upon exercise of outstanding warrants, are entitled to rights with respect to the registration of these shares under the Securities Act of 1933, as amended. These shares are referred to as registrable securities. The registration rights provide that if we propose to register any of our securities under the Securities Act for our own account, holders of common stock issuable upon conversion of the Series A, Series B, Series C, Series D, Series D-1, Series E, Series F, Series F-1, Series G and Series H preferred stock, or issuable upon exercise of outstanding warrants, are entitled to notice of such registration and are entitled to include their registrable securities in that registration, subject to various conditions. The underwriters of any such offering have the right to limit the number of shares included in such registration. These registration rights have been waived with respect to this offering. Additionally, commencing 180 days after the date of this offering, a holder or holders of at least 40% of the registrable securities may require us to prepare and file a registration statement under the Securities Act of 1933, as amended, at our expense covering all or a portion of the holders’ registrable securities if the shares to be included in that registration statement will generate anticipated aggregate net proceeds of at least $10,000,000. Under these demand registration rights, we are required to use our best efforts to cause the shares requested to be included in a registration statement, subject to customary conditions and limitations. We are not obligated to effect more than two of these demand registrations. Once we become eligible to file a registration statement on Form S-3, the holders of registrable securities may require us to register all or a portion of their securities on a registration statement on Form S-3 and may participate in a Form S-3 registration by us, subject to specific conditions and limitations. All of the registration rights terminate upon the earlier of four years after this offering and the date on which a particular investor can sell his, her or its registrable securities in a three month period under Rule 144 of the Securities Act of 1933, as amended.

Anti-Takeover Effects of Provisions of our Amended and Restated Certificate of Incorporation, our Bylaws and Delaware Law

Some provisions of Delaware law, our amended and restated certificate of incorporation and our bylaws contain provisions that could make the following transactions more difficult:

•	acquisition of us by means of a tender offer;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

Undesignated Preferred Stock. The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Stockholder Meetings. Our charter documents provide that a special meeting of stockholders may be called only by the chairman of the board, the chief executive officer or the president of our company, or by a resolution adopted by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations And Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent. Our amended and restated certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

Election and Removal of Directors. Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board, see the section entitled “Management.” This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

Delaware Anti-Takeover Statute. We are subject to Section 203 of the Delaware General Corporation Law which prohibits persons deemed interested stockholders from engaging in a business combination with a Delaware corporation for three years following the date these persons become interested stockholders. Generally, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

Amendment of Charter Provisions. The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least 66 2/3% of our then outstanding common stock.

The provisions of Delaware law and our amended and restated certificate of incorporation and bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Limitations of Liability and Indemnification Matters

We have adopted provisions in our amended and restated certificate of incorporation that limit the liability of our directors for monetary damages for breach of their fiduciary duties, except for liability that cannot be eliminated under the Delaware General Corporation Law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

•	any breach of their duty of loyalty to the corporation or the stockholder;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation and bylaws also provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, directors, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether our bylaws would permit indemnification.

We have entered into separate indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our charter documents. These agreements, among other things, will provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding arising out of these person’s services as a director or executive officer or at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

Transfer Agent And Registrar

The transfer agent and registrar for the common stock is                               . Its address is                               .

Listing

We have applied to have our common stock approved for listing, subject to official notice of issuance, on the Nasdaq National Market under the symbol “NVCT”. We have not applied to list our common stock on any other exchange or quotation system.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering there has been no public market for our common stock, and a significant public market for our common stock may never develop or be sustained after this offering. We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after the restrictions lapse, or the perception that such sales may occur, could adversely affect the prevailing market price.

Upon the closing of this offering, we will have an aggregate of                               outstanding shares of common stock, or                                shares if the underwriters exercise the over-allotment option in full. As of December 31, 2003, we had:

•	outstanding stock options held by employees, consultants and directors for the purchase of an aggregate of 4,829,009 shares of common stock;

•	outstanding warrants to purchase 806,311 shares of common stock;

•	outstanding warrants to purchase 33,333 shares of Series F preferred stock, which will automatically convert into warrants to purchase 36,114 shares of common stock upon the closing of this offering;

•	outstanding warrants to purchase 156,315 shares of Series G preferred stock which will automatically convert into warrants to purchase 171,716 shares of common stock upon the closing of this offering; and

•	outstanding warrants to purchase 98,572 shares of Series H preferred stock which will automatically convert into warrants to purchase an equal number of shares of common stock upon the closing of this offering.

The                               shares of common stock being sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by affiliates of our company, as that term is defined in Rule 144 of the Securities Act of 1933, as amended. All remaining shares were issued and sold by us in private transactions and are eligible for public sale if registered under the Securities Act of 1933, as amended, or sold in accordance with Rule 144 or Rule 701 thereunder.

Eligibility of Restricted Shares for Sale in the Public Market

Each of our directors, executive officers and substantially all of our stockholders have signed lock-up agreements under which they will agree not to transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, for a period of 180 days after the date of this prospectus. Piper Jaffray & Co. and JP Morgan Securities Inc., in their sole discretion, may release some or all of these shares before the 180-day lockup period ends.

Following the expiration of the lock-up period, approximately 27,126,305 shares of common stock, including shares issuable upon the exercise of warrants and vested options 180 days after the date of this prospectus, will be available for sale in the public market subject to compliance with Rule 144, Rule 144(k) or Rule 701.

Rule 144

In general, under Rule 144, a person or persons whose shares are aggregated who has beneficially owned restricted securities for at least one year, including the holding period of any holder who is not an affiliate, and who files a Form 144 with respect to such sale, is entitled to sell within any three-month period commencing 90 days after the date of this prospectus a number of shares of common stock that does not exceed the greater of:

•	1% of the then outstanding shares of our common stock, or approximately shares immediately after this offering, or

•	the average weekly trading volume during the four calendar weeks preceding such sale.

Sales under Rule 144 are also subject to restrictions relating to manner of sale, notice and the availability of current public information about us.

Rule 144(k)

A person who is not deemed to have been our affiliate at any time during the 90 days immediately preceding a sale and who has beneficially owned his or her shares for at least two years, including the holding period of any prior owner who is not an affiliate, is entitled to sell these shares of common stock pursuant to Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144. Affiliates must always sell pursuant to Rule 144, even after the applicable holding periods have been satisfied.

Rule 701

Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, Directors, officers, consultants or advisers prior to the closing of this offering and pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the SEC has indicated that Rule 701 will apply to stock options granted by us before this offering, along with the shares acquired upon exercise of such options. Securities issued in reliance on Rule 701 are deemed to be restricted shares and, beginning 90 days after the date of this prospectus, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with the holding period requirements. As of December 31, 2003, 608,895 of our outstanding shares of common stock had been issued in reliance on Rule 701 as a result of exercise of stock options.

Stock Options

We intend to file registration statements under the Securities Act covering approximately                      shares of common stock reserved for issuance under our 1997 Stock Option Plan, 2004 Stock Plan and 2004 Employee Stock Purchase Plan. These registration statements are expected to be filed soon after the date of this prospectus and will automatically become effective upon filing. Accordingly, shares registered under this registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or are otherwise subject the contractual restrictions described above.

Registration Rights

In addition, after this offering, the holders of 21,330,881 shares of common stock and warrants exercisable for an aggregate of 1,076,599 shares of common stock will be entitled to rights to cause us to register the sale of such shares under the Securities Act of 1933, as amended. These shares are referred to as registrable securities. Specifically, commencing 180 days after the date of this offering, a holder or holders of at least 40% of the registrable securities may require us to prepare and file a registration statement under the Securities Act of 1933, as amended, at our expense covering all or a portion of the holders’ registrable securities if the shares to be included in that registration statement will generate anticipated aggregate net proceeds of at least $10,000,000. Under these demand registration rights, we are required to use our best efforts to cause the shares requested to be included in a registration statement, subject to customary conditions and limitations. We are not obligated to effect more than two of these demand registrations. Once we become eligible to file a registration statement on Form S-3, the holders of registrable securities may require us to register all or a portion of their securities on a registration statement on Form S-3 and may participate in a Form S-3 registration by us, subject to specific conditions and limitations. All of the registration rights terminate upon the earlier of four years after this offering and the date on which a particular investor can sell his, her or its registrable securities in a three month period under Rule 144 of the Securities Act of 1933, as amended.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF COMMON STOCK

This section summarizes certain material U.S. federal income and estate tax considerations relating to the ownership and disposition of common stock purchased pursuant to this offering by a holder that for U.S. federal income tax purposes, is a “non-U.S. holder” as defined below. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities may change, or the U.S. Internal Revenue Service (or the IRS) might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of common stock could differ from those described below. For purposes of this summary, a “non-U.S. holder” is any holder other than a citizen or resident of the United States, a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any state, a trust that is (i) subject to the primary supervision of a U.S. court and the control of one of more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person or an estate whose income is subject to U.S. income tax regardless of source. If a partnership or other flow-through entity is a beneficial owner of common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. The summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules. Finally, the summary does not describe the effects of any applicable foreign, state, or local laws.

Investors considering the purchase of common stock should consult their own tax advisors regarding the application of the U.S. federal income and estate tax laws to their particular situations and the consequences of foreign, state, or local laws, and tax treaties.

Dividends

If distributions are paid on shares of our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend paid to a non-U.S. holder on our common stock will generally be subject to U.S. withholding tax at a 30 percent rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying its nonresident status. A non-U.S. holder can meet this certification requirement by providing a Form W-8BEN or appropriate substitute form to us or our paying agent. If the holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other flowthrough entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent. Special rules, described below, apply if a dividend is effectively connected with a U.S. trade or business conducted by the non-U.S. holder.

Sale of Common Stock

Non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of common stock. This general rule, however, is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax if:

•	the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business (in which case the special rules described below apply);

•	the non-U.S. holder is a nonresident alien individual present in the U.S. for 183 days or more in the taxable year of disposition and certain other requirements are met;

•	the non-U.S. holder was a citizen or resident of the United States and thus is subject to special rules that apply to expatriates; or

•	the rules of the Foreign Investment in Real Property Tax Act (or FIRPTA) (described below) treat the gain as effectively connected with a U.S. trade or business.

The FIRPTA rules may apply to a sale, exchange or other disposition of common stock if we are, or were within five years before the transaction, a “U.S. real property holding corporation” (or USRPHC). In general, we would be a USRPHC if interests in U.S. real estate comprised most of our assets. We believe we are not currently and will not become a USRPHC.

Dividends or Gain Effectively Connected With a U.S. Trade or Business

If any dividend on common stock, or gain from the sale, exchange or other disposition of common stock, is effectively connected with a U.S. trade or business conducted by the non-U.S. holder, then the dividend or gain will be subject to U.S. federal income tax at the regular graduated rates. If the non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” dividend or gain would generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of dividends that are effectively connected with a U.S. trade or business, and therefore included in the gross income of a non-U.S. holder, will not be subject to the 30 percent withholding tax. To claim exemption from withholding, the holder must certify its qualification, which can be done by filing a Form W-8ECI. If the non-U.S. holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a “branch profits tax.” The branch profits tax rate is generally 30 percent, although an applicable income tax treaty might provide for a lower rate.

U.S. Federal Estate Tax

The estates of individual non-U.S. holders are generally subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a individual non-U.S. holder decedent. The U.S. federal estate tax liability of the estate of a individual non-U.S. holder may be affected by a tax treaty between the United States and the decedent’s country of residence.

Backup Withholding and Information Reporting

The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The withholding tax rate is currently 28 percent. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

Payments to non-U.S. holders of dividends on common stock will generally not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status. Some of the common means of certifying nonresident status are described under “— Dividends.” We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to such dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Any amounts withheld from a payment to a holder of common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder.

The preceding discussion of U.S. federal income tax considerations is for general information only it is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state, local, and foreign tax consequences of purchasing, holding, and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

The underwriters named below have agreed to buy, subject to the terms of the purchase agreement, the number of shares listed opposite their names below. Piper Jaffray & Co. and J.P. Morgan Securities Inc. are acting as joint book-running managers for this offering and, together with Thomas Weisel Partners LLC, are acting as representatives of the underwriters. The underwriters are committed to purchase and pay for all of the shares if any are purchased.

Underwriter	Number of Shares

Piper Jaffray & Co.
J.P. Morgan Securities Inc.
Thomas Weisel Partners LLC
Total

The underwriters have advised us and the selling stockholders that they propose to offer the shares to the public at $          per share. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $          per share. The underwriters may allow and the dealers may reallow a concession of not more than $          per share on sales to certain other brokers and dealers. After the initial public offering, the underwriters may vary the public offering price or other selling terms.

We have granted to the underwriters an option to purchase up to an additional                      shares of common stock from us and the selling stockholders have granted to the underwriters an option to purchase up to an additional                      shares of common stock, on a pro rata basis, at the same price to the public, and with the same underwriting discount, as set forth in the table above. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.

The following table shows the underwriting fees to be paid to the underwriters and selling stockholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	Per Share		Total
Underwriting discounts and
commissions to be paid by	No Exercise	Full Exercise	No Exercise	Full Exercise

Us	$	$	$	$
Selling stockholders	$	$	$	$

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

We and each of our directors, executive officers and substantially all of our stockholders, including the selling stockholders, have agreed to certain restrictions on the ability to sell additional shares of our common stock for a period of 180 days after the date of this prospectus. We have agreed not to directly or indirectly offer for sale, sell, contract to sell, grant any option for the sale of, or otherwise issue or dispose of, any shares of common stock, options or warrants to acquire shares of common stock, or any related security or instrument, without the prior written consent of Piper Jaffray & Co. and J.P. Morgan Securities Inc. The agreements provide exceptions for (1) sales to underwriters pursuant to the purchase agreement, (2) our sales in connection with the exercise of options granted and the granting of options to purchase shares under our 2004 Stock Plan and 2004 Employee Stock Purchase Plan and (3) certain other exceptions.

Prior to the offering, there has been no established trading market for the common stock. The initial public offering price for the shares of common stock offered by this prospectus was negotiated by us and the underwriters. The factors considered in determining the initial public offering price include, among others:

•	the history of and the prospects for our industry and for medical device companies generally;

•	our present operations;

•	an assessment of our management;

•	our historical results of operations;

•	our prospects for future earnings; and

•	the recent market prices of securities of generally comparable companies.

We and the underwriters considered these and other relevant factors, together with the general condition of the securities markets at the time of the offering. We cannot assure you that the initial public offering price of the common stock will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active public market for the common stock will develop and continue after this offering.

To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than have been sold to them by us and the selling stockholders. The underwriters may elect to cover any such short position by purchasing shares of common stock in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

In connection with this offering, some underwriters (and selling group members) may also engage in passive market making transactions in the common stock on the Nasdaq National Market. Passive market making consists of displaying bids on the Nasdaq National Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. One or more of the underwriters may facilitate the marketing of this offering online directly or through one of its affiliates. In those cases, prospective investors may view offering terms and a prospectus online and, depending upon the particular underwriter, place orders online or through their financial advisor.

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates have engaged in and may in the future engage in commercial banking and/or investment banking transactions with us and our affiliates. They receive customary fees and commissions for these services.

LEGAL MATTERS

Various legal matters with respect to the validity of the common stock offered by this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Christopher D. Mitchell, a current member of Wilson Sonsini Goodrich & Rosati, holds the office of Secretary of our company and the office of Secretary of our wholly owned subsidiary, incorporated in Costa Rica. An investment partnership comprised of some current and former members of Wilson Sonsini Goodrich & Rosati, as well as two current members of Wilson Sonsini Goodrich & Rosati, beneficially own an aggregate of 35,000 shares of our common stock. These shares have an aggregate value of $          , based on the mid-point of the range on the front cover of this prospectus. Various legal matters relating to the offering will be passed upon for the underwriters by Latham & Watkins LLP.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our financial statements at December 31, 2001 and 2002, and for each of the three years in the period ended December 31, 2002, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission, a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to Novacept, Inc. and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these materials may be obtained from the Public Reference Section of the SEC at Room 1024, 450 Fifth Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

NOVACEPT

INDEX TO FINANCIAL STATEMENTS

Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Shareholders

Novacept

We have audited the accompanying balance sheets of Novacept (the “Company”) as of December 31, 2002 and 2001, and the related statements of operations, convertible preferred stock and shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Novacept at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Palo Alto, California

June 17, 2003

NOVACEPT

BALANCE SHEETS

				Pro Forma
				Shareholders’
	December 31,			Equity (Deficit)
			September 30,	at September 30,
	2001	2002	2003	2003

			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$1,258,103	$3,649,374	$1,942,220
Short-term investments	—	10,582,804	9,416,836
Accounts receivable (net of allowance for doubtful accounts of $1,022, $14,715 and $28,189 at December 31, 2001 and 2002 and September 30, 2003 (unaudited), respectively	206,290	2,065,573	4,829,256
Inventories	911,898	1,628,240	2,257,846
Notes receivable from related parties	156,250	135,417	31,250
Prepaid expenses	409,552	229,391	413,596
Other current assets	51,957	202,759	181,853

Total current assets	2,994,050	18,493,558	19,072,857
Property and equipment, net	1,200,760	1,928,239	2,307,598
Notes receivable from related parties	148,438	13,021	—
Other assets	33,005	25,150	126,258

Total assets	$4,376,253	$20,459,968	$21,506,713

Liabilities And Shareholders’ Equity
Current liabilities:
Accounts payable	$912,815	$1,034,784	$1,298,445
Accrued compensation	600,576	1,336,387	1,578,417
Other accrued liabilities	263,186	374,806	577,553
Deferred revenue	33,800	10,000	—
Current portion of capital lease obligation	69,383	—	—

Total current liabilities	1,879,760	2,755,977	3,454,415
Long-term portion of capital lease obligation	75,428	—	—
Commitments
Convertible preferred stock, $0.001 par value; issuable in series; 16,245,152, 25,245,152 and 25,245,152 shares authorized at December 31, 2001 and 2002 and September 30, 2003 (unaudited), respectively; 11,756,854, 20,452,509 and 20,505,841 shares issued and outstanding at December 31, 2001 and 2002, and September 30, 2003 (unaudited), respectively, at amounts paid in; aggregate liquidation preference of $48,262,857, $108,262,877 and $108,502,871 at December 31, 2001 and 2002 and September 30, 2003 (unaudited), respectively; no shares outstanding pro forma (unaudited)	47,454,072	77,326,187	77,566,181	$—
Shareholders’ equity (deficit):
Common stock, $0.001 par value; 100,000,000 shares authorized; 1,063,164, 1,161,326, and 1,253,946 shares issued and outstanding at December 31, 2001 and 2002 and September 30, 2003 (unaudited), respectively, at amounts paid in; 22,584,827 shares outstanding pro forma (unaudited)	262,901	313,335	356,250	77,922,431
Notes receivable from shareholders	(142,641)	(142,741)	(139,541)	(139,541)
Additional paid-in capital	1,457,633	2,016,911	8,510,685	8,510,685
Deferred compensation	—	—	(2,499,908)	(2,499,908)
Accumulated other comprehensive loss	—	—	(9,447)	(9,447)
Accumulated deficit	(46,610,900)	(61,809,701)	(65,731,922)	(65,731,922)

Total shareholders’ equity (deficit)	(45,033,007)	(59,622,196)	(59,513,883)	$18,052,298

Total liabilities and shareholders’ equity (deficit)	$4,376,253	$20,459,968	$21,506,713

See accompanying notes.

NOVACEPT

STATEMENTS OF OPERATIONS

				Nine Months Ended
	Year Ended December 31,			September 30,

	2000	2001	2002	2002	2003

				(unaudited)
Revenue	$121,845	$625,312	$8,312,875	$4,198,306	$24,567,847
Cost of revenue	537,087	4,180,923	9,079,888	5,953,773	11,012,018

Gross profit (loss)	(415,242)	(3,555,611)	(767,013)	(1,755,467)	13,555,829
Operating expenses:
Research and development	7,044,305	2,555,607	2,100,782	1,550,248	1,801,612
Sales and marketing	1,032,498	3,115,473	9,630,918	6,429,705	10,532,396
General and administrative	2,390,047	2,244,272	2,508,266	1,875,714	5,226,066

Total operating expenses	10,466,850	7,915,352	14,239,966	9,855,667	17,560,074

Loss from operations	(10,882,092)	(11,470,963)	(15,006,979)	(11,611,134)	(4,004,245)
Interest income	182,440	215,880	333,482	257,387	130,301
Interest expense	128,538	(1,081,269)	(525,304)	(484,140)	(22,716)

Net loss before provision for income taxes	(10,828,190)	(12,336,352)	(15,198,801)	(11,837,887)	(3,896,660)
Provision for income taxes	—	—	—	—	(25,561)
Net loss	$(10,828,190)	$(12,336,352)	$(15,198,801)	$(11,837,887)	$(3,922,221)

Basic and diluted net loss per share	$(13.39)	$(12.68)	$(13.85)	$(10.99)	$(3.24)

Shares used to compute basic and diluted net loss per share	808,633	972,574	1,097,172	1,077,227	1,209,692

Pro forma basic and diluted net loss per share			$(0.74)		$(0.17)

Shares used to compute pro forma basic and diluted net loss per share			20,527,030		22,487,185

See accompanying notes.

NOVACEPT

STATEMENT OF CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS’ EQUITY (DEFICIT)

								Accumulated
								Other
	Convertible Preferred Stock		Common Stock		Notes	Additional		Comprehensive
					Receivable from	Paid-in	Deferred	Income	Accumulated	Total Shareholders’
	Shares	Amount	Shares	Amount	Shareholder	Capital	Compensation	(Loss)	Deficit	Equity (Deficit)

Balance at December 31, 1999	6,747,882	$24,329,752	1,053,533	$252,704	$(210,651)	$103,000	$—	$—	$(23,446,358)	(23,301,305)
Notes receivable payments	—	—	—	—	58,961	—	—	—	—	58,961
Issuance of common stock for exercise of options, net of repurchases	—	—	(119,526)	(51,430)	—	—	—	—	—	(51,430)
Beneficial conversion feature on convertible notes payable and fair value of warrants issued with notes	—	—	—	—	—	210,929	—	—	—	210,929
Issuance of Series F-1 convertible preferred stock in August 2000, net of issuance costs of $11,736	1,783,733	8,460,996	—	—	—	—	—	—	—	—
Issuance of options and warrants to nonemployees	—	—	—	—	—	60,000	—	—	—	60,000
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	(10,828,190)	(10,828,190)

Balance at December 31, 2000	8,531,615	32,790,748	934,007	201,274	(151,690)	373,929	—	—	(34,274,548)	(33,851,035)
Notes receivable payments	—	—	—	—	9,049	—	—	—	—	9,049
Issuance of common stock for exercise of options, net of repurchases	—	—	129,157	61,627	—	—	—	—	—	61,627
Beneficial conversion feature on convertible notes payable and fair value of warrants issued with notes	—	—	—	—	—	781,894	—	—	—	781,894
Issuance of Series G convertible preferred stock in March and April 2001, net of issuance costs of $363,951	3,225,239	14,955,934	—	—	—	—	—	—	—	—
Issuance of common stock warrants in connection with Series G preferred stock	—	(292,610)	—	—	—	292,610	—	—	—	292,610
Issuance of options and warrants to nonemployees	—	—	—	—	—	9,200	—	—	—	9,200
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	(12,336,352)	(12,336,352)

Balance at December 31, 2001 (carried forward)	11,756,854	47,454,072	1,063,164	262,901	(142,641)	1,457,633	—	—	(46,610,900)	(45,033,007)

NOVACEPT

STATEMENT OF CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS’ EQUITY (DEFICIT) — (Continued)

								Accumulated
								Other
	Convertible Preferred Stock		Common Stock		Notes	Additional		Comprehensive
					Receivable from	Paid-in	Deferred	Income	Accumulated	Total Shareholders’
	Shares	Amount	Shares	Amount	Shareholder	Capital	Compensation	(Loss)	Deficit	Equity (Deficit)

Balance at December 31, 2001 (brought forward)	11,756,854	$47,454,072	1,063,164	$262,901	$(142,641)	$1,457,633	$—	$—	$(46,610,900)	$(45,033,007)
Notes receivable	—	—	—	—	(100)	—	—	—	—	(100)
Issuance of common stock for exercise of options	—	—	98,162	50,434	—	—	—	—	—	50,434
Beneficial conversion feature on convertible notes payable and fair value of warrants issued with notes	—	—	—	—	—	443,940	—	—	—	443,940
Issuance of Series H convertible preferred stock in March and May 2002, net of issuance costs of $127,895	8,695,655	29,872,115	—	—	—	—	—	—	—	—
Stock compensation in respect of variable option accounting for loans issued to shareholders	—	—	—	—	—	105,078	—	—	—	105,078
Issuance of options and warrants to nonemployees	—	—	—	—	—	10,260	—	—	—	10,260
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	(15,198,801)	(15,198,801)

Balance at December 31, 2002 (carried forward)	20,452,509	77,326,187	1,161,326	313,335	(142,741)	2,016,911	—	—	(61,809,701)	(59,622,196)

NOVACEPT

STATEMENT OF CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS’ EQUITY (DEFICIT) — (Continued)

								Accumulated
								Other
	Convertible Preferred Stock		Common Stock		Notes	Additional		Comprehensive
					Receivable from	Paid-in	Deferred	Income
	Shares	Amount	Shares	Amount	Shareholder	Capital	Compensation	(Loss)

Balance at December 31, 2002 (brought forward)	20,452,509	$77,326,187	1,161,326	$313,335	$(142,741)	$2,016,911	$—	$—
Notes receivable payments (unaudited)	—	—	—	—	3,200	—		—
Issuance of common stock for the exercise of stock options and warrants for cash (unaudited)	—	—	92,620	42,915	—	—	—	—
Issuance of preferred stock from warrant exercises for cash at $4.50 per share (unaudited)	53,332	239,994	—	—	—	—	—	—
Deferred compensation related to the issuance of employee stock options (unaudited)	—	—	—	—	—	2,673,923	(2,673,923)	—
Adjustment to deferred compensation for cancellation of options (unaudited)	—	—	—	—	—	(34,918)	34,918	—
Amortization of deferred compensation (unaudited)	—	—	—	—	—	—	139,097	—
Stock compensation in respect of variable option accounting for loans issued to shareholders (unaudited)	—	—	—	—	—	3,730,330	—	—
Issuance of options and warrants to nonemployees (unaudited)	—	—	—	—	—	124,439	—	—
Comprehensive loss (unaudited):
Unrealized loss on short-term investments (unaudited)	—	—	—	—	—	—	—	(9,447)
Net loss (unaudited)	—	—	—	—	—	—	—	—
Comprehensive loss (unaudited)	—	—	—	—	—	—	—	—

Balance at September 30, 2003 (unaudited)	20,505,841	$77,566,181	1,253,946	$356,250	$(139,541)	$8,510,685	$(2,499,908)	$(9,447)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Accumulated	Total Shareholders’
	Deficit	Equity (Deficit)

Balance at December 31, 2002 (brought forward)	$(61,809,701)	$(59,622,196)
Notes receivable payments (unaudited)	—	3,200
Issuance of common stock for the exercise of stock options and warrants for cash (unaudited)	—	42,915
Issuance of preferred stock from warrant exercises for cash at $4.50 per share (unaudited)	—	—
Deferred compensation related to the issuance of employee stock options (unaudited)	—	—
Adjustment to deferred compensation for cancellation of options (unaudited)	—	—
Amortization of deferred compensation (unaudited)	—	139,097
Stock compensation in respect of variable option accounting for loans issued to shareholders (unaudited)	—	3,730,330
Issuance of options and warrants to nonemployees (unaudited)	—	124,439
Comprehensive loss (unaudited):
Unrealized loss on short-term investments (unaudited)	—	(9,447)
Net loss (unaudited)	(3,922,221)	(3,922,221)

Comprehensive loss (unaudited)	—	(3,931,668)

Balance at September 30, 2003 (unaudited)	$(65,731,922)	$(59,513,883)

See accompanying notes.

NOVACEPT

STATEMENTS OF CASH FLOWS

				Nine Months Ended
	Year Ended December 31,			September 30,

	2000	2001	2002	2002	2003

				(unaudited)
Operating activities
Net loss	$(10,828,190)	$(12,336,352)	$(15,198,801)	$(11,837,887)	$(3,922,221)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	137,949	231,533	512,772	341,976	813,040
Loss on write-off of property and equipment	—	245	181,349	—	—
Employee notes receivable forgiveness	—	156,250	156,250	117,187	117,188
Compensation expense for options and warrants to nonemployees	60,000	9,200	10,260	7,500	124,439
Noncash interest expense	27,523	978,050	443,940	443,940	—
Noncash stock compensation charges	—	—	105,078	83,908	3,869,427
Changes in operating assets and liabilities:
Accounts receivable	(85,523)	(120,767)	(1,859,283)	(1,316,760)	(2,763,683)
Inventories	(426,319)	(485,579)	(716,342)	(378,674)	(629,606)
Notes receivable from related parties	(460,938)	—	—	—	—
Prepaid expenses	8,856	(343,181)	180,161	(99,298)	(184,205)
Other current assets	176,594	(41,372)	(150,802)	(202,682)	20,906
Other assets	34,979	3,716	7,855	4,189	(101,108)
Accounts payable	(137,284)	285,377	121,969	(115,254)	263,661
Accrued compensation	103,225	300,141	735,811	420,468	242,030
Other accrued liabilities	684,568	(601,969)	111,620	235,644	202,747
Deferred revenue	—	33,800	(23,800)	(23,800)	(10,000)

Net cash used in operating activities	(10,704,560)	(11,930,908)	(15,381,963)	(12,319,543)	(1,957,385)
Investing activities
Purchases of property and equipment	(539,110)	(733,639)	(1,421,600)	(971,512)	(1,192,399)
Purchases of short-term investments	—	—	(20,082,804)	(20,172,861)	(9,278,479)
Proceeds from maturities of short-term investments	—	—	9,500,000	7,500,000	10,435,000

Net cash used in investing activities	(539,110)	(733,639)	(12,004,404)	(13,644,373)	(35,878)
Financing activities
Proceeds from issuance of common stock, net of repurchases	(51,430)	61,627	50,434	48,201	42,915
Net proceeds from issuance of convertible preferred stock	8,460,996	11,142,722	28,800,345	28,800,345	239,994
Proceeds from repayment of shareholder notes receivable	58,961	9,049	(100)	—	3,200
Net proceeds from issuance of bridge loans	1,813,212	2,000,000	1,071,770	1,071,770	—
Payments on capital lease obligations	(48,724)	(28,975)	(144,811)	(41,457)	—
Proceeds from capital lease line	119,051	71,159	—	—	—

Net cash provided by financing activities	10,352,066	13,255,582	29,777,638	29,878,859	286,109

Net (decrease) increase in cash and cash equivalents	(891,604)	591,035	2,391,271	3,914,943	(1,707,154)
Cash and cash equivalents at beginning of period	1,558,672	667,068	1,258,103	1,258,103	3,649,374

Cash and cash equivalents at end of period	$667,068	$1,258,103	$3,649,374	$5,173,046	$1,942,220

Supplemental disclosures of cash flow information
Cash paid for interest	$4,632	$20,282	$44,843	$40,200	$22,716

Conversion of bridge loans to preferred stock	$—	$3,813,212	$1,071,770	$1,071,770	$—

Issuance of warrants in connection with preferred stock and debt financing	$—	$789,022	$221,970	$221,970	$—

Deferred stock compensation, net	$—	$—	$—	$—	$2,495,985

See accompanying notes.

NOVACEPT

NOTES TO FINANCIAL STATEMENTS

1.     Summary of Significant Accounting Policies

Organization, Business and Basis of Presentation

Novacept (the “Company”) was incorporated in the state of California on April 1, 1993, to engage in the development of innovative therapeutic devices that improve the quality and cost effectiveness of women’s health care. The Company received FDA approval of its flagship product, the Novasure Impedance Controlled Endometrial Ablation System, in September 2001. This product is designed for the treatment of excessive menstrual bleeding (menorrhagia) due to benign causes and is currently being sold and used in the United States, Canada, and Europe.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Actual results may materially differ from those estimates.

Unaudited Interim Results

The accompanying balance sheet as of September 30, 2003, the statements of operations and cash flows for the nine months ended September 30, 2002 and 2003 and the statement of convertible preferred stock and shareholders equity (deficit) for the nine months ended September 30, 2003 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments necessary to present fairly the Company’s financial position as of September 30, 2003 and results of operations and cash flows for the nine months ended September 30, 2002 and 2003. The financial data and other information disclosed in these notes to financial statements related to the nine-month periods are unaudited. The results for the nine months ended September 30, 2003 are not necessarily indicative of the results to be expected for the year ending December 31, 2003 or for any other interim period or for any other future year.

Pro Forma Shareholders’ Equity (Deficit)

In November 2003, the Board of Directors authorized management of the Company to file a registration statement with the Securities and Exchange Commission permitting the Company to sell shares of its common stock to the public. If the initial public offering is completed under the terms presently anticipated, all of the Series A, B, C, D, D-1, E, F, F-1, G and H convertible preferred stock outstanding at the time of the offering will automatically convert into 21,330,811 shares of common stock. Unaudited pro forma stockholders’ equity (deficit), as adjusted for the assumed conversion of the preferred stock, is set forth on the accompanying balance sheets.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash deposited with banks and money market instruments with original maturities of 90 days or less.

Short-Term Investments

Short-term investments are classified as available-for-sale and are recorded at fair value based on quoted market prices. Unrealized gains or losses, if any, are reported in a separate component of shareholders’ equity. Realized gains and losses and declines in value, if any, judged to be other than temporary on available-for-sale securities are reported in other income or expense. When securities are sold, any

NOVACEPT

NOTES TO FINANCIAL STATEMENTS — (Continued)

associated unrealized gain or loss recorded as a separate component of shareholders’ equity is reclassified out of shareholders’ equity on a specific-identification basis and recorded into earnings for the period. Short-term investments consist of high-quality debt securities with original maturities between 90 days and two years. There were no realized gains or losses in the year ended December 31, 2002, and the nine months ended September 30, 2003. Unrealized gains or losses were not material as of December 31, 2002.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and trade receivables. The Company places its cash and cash equivalents with two high-credit quality financial institutions. Such investments are generally in excess of FDIC insurance limits. The Company is exposed to credit risk in the event of default by the financial institutions holding the cash and cash equivalents to the extent of the amount recorded on the balance sheets. Short-term investments are placed on high-credit quality commercial paper and corporate notes.

The Company performs ongoing credit evaluations of its customers’ financial condition and limits the amount of credit extended when deemed necessary but generally does not require its customers to provide collateral or other security to support accounts receivable. The Company maintains allowances for estimated potential bad debt losses. The Company evaluates the collectability of its receivables based on a number of factors. In circumstances where the Company is aware of a specific customer’s inability to meet its financial obligations to the Company, a specific allowance for bad debts is estimated and recorded that reduces the recognized receivable to the estimated amount the Company believes will ultimately be collected.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, which include cash equivalents, short-term investments, accounts receivable, accounts payable and accrued expenses approximate their fair values due to the relatively short maturities.

Current Vulnerabilities Due to Certain Concentrations

Novacept currently sells products to customers in the United States, Canada, and Europe. Individually, no customer represents greater than 10% of total revenues. The Company relies on a limited number of suppliers to provide certain of the components used to manufacture its products. The inability of a supplier to fulfill the requirements of the Company could impact future operating results.

Inventories

Inventories are stated at the lower of cost (determined on a first-in, first-out cost basis) or market value. Inventories consist of the following:

	December 31,
			September 30,
	2001	2002	2003

			(unaudited)
Raw materials	$200,198	$518,111	$486,206
Work-in-process	581,576	701,028	1,210,949
Finished goods	130,124	409,101	557,603

	$911,898	$1,628,240	$2,254,758

NOVACEPT

NOTES TO FINANCIAL STATEMENTS — (Continued)

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization and include amounts recorded under capital leases. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets (ranging from two to five years). Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the related assets.

Revenue Recognition

In the United States, the Company sells its products directly to hospitals and ambulatory surgery centers. Outside the United States, the Company enters into arrangements with distributors for the sale of its products. U.S. customers and foreign distributors have no price protection arrangements or rights of return on products purchased after a 30-day period. A customer’s right of return applies only to defective products. For each arrangement, the Company determines whether evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collection is probable. If any of these criteria are not met, revenue recognition is deferred until such time as all of the criteria are met. Revenue is recognized upon passage of title, which generally occurs at time of shipment and when all other revenue recognition criteria have been met.

In certain cases, revenue is generated from multiple-element arrangements that require judgment in the areas of customer acceptance, collectibility, the separability of units of accounting, and the fair value of individual elements. Effective July 1, 2003, the Company adopted the provisions of Emerging Issues Task Force (“EITF”) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, on a prospective basis. The principles and guidance outlined in EITF 00-21 provide a framework to (a) determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and (b) how the arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. The Company determines fair value based on the price of the deliverable when it is sold separately or based on third-party evidence. In accordance with the guidance in EITF 00-21, the Company uses the residual method to allocate the arrangement consideration when it does not have fair value of the system sale. Under the residual method, the amount of consideration allocated to the delivered item equals the total arrangement consideration less the aggregate fair value of the undelivered items.

Research and Development

Research and development expenses consist of costs incurred for internal research and development, clinical trials and regulatory approvals. These costs include direct and research-related overhead expenses and are charged to expense as incurred.

Stock-Based Compensation

The Company accounts for employee stock options using the intrinsic-value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, Financial Accounting Standards Board Interpretation (“FIN”) No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB No. 25, and related interpretations and has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation.

In December 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure

NOVACEPT

NOTES TO FINANCIAL STATEMENTS — (Continued)

provisions of SFAS No. 123 and APB Opinion No. 28, Interim Financial Reporting, to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to employee stock compensation on reported net loss.

The Company has elected to continue to follow the intrinsic-value method of accounting as prescribed by APB Opinion No. 25. The information regarding net loss as required by SFAS No. 123 has been determined as if the Company had accounted for its employee stock options under the minimum value option valuation method of that Statement. The minimum value option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, such option valuation model requires the input of highly subjective assumptions, including the expected life of the options. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimates, in management’s opinion, the minimum value model does not necessarily provide a reliable single measure of the fair value of the Company’s employee stock options. In addition, the resulting effect on net loss pursuant to SFAS No. 123 is not likely to be representative of the effects on net loss pursuant to SFAS No. 123 in future years, since future years are likely to include additional grants and the irregular impact of future years’ vesting.

The following table illustrates the weighted-average assumptions for the minimum value model used in determining the fair value of options granted to employees:

				Nine Months Ended
	Year Ended December 31,			June 30,

	2000	2001	2002	2002	2003

Risk-free interest rate	5.0%	4.5%	4.0%	4.0%	3.2%
Expected dividend yield	—	—	—	—	—
Expected life	5 years	5 years	5 years	5 years	5 years

In all periods prior to December 31, 2002, all stock options granted had an exercise price equal to the estimated fair value of the Company’s underlying common stock on the date of grant. During the nine months ended September 30, 2003, certain stock options were granted with exercise prices that were below the deemed fair value of the common stock at the date of grant. Deferred stock compensation of $2,673,923 was recorded during the nine months ended September 30, 2003 in accordance with APB Opinion No. 25, and will be amortized over the related vesting terms of the options using the straight line method. The Company recorded employee stock compensation expense of $139,097 for the nine months ended September 30, 2003.

The expected future amortization expense for deferred compensation as of September 30, 2003 is as follows (unaudited).

Remaining in 2003	$163,356
Year ending December 31, 2004	653,424
Year ending December 31, 2005	653,424
Year ending December 31, 2006	653,424
Year ending December 31, 2007	376,280

$2,499,908

NOVACEPT

NOTES TO FINANCIAL STATEMENTS — (Continued)

The following table illustrates the effect on net loss had the Company applied the fair value provisions of SFAS No. 123 to employee stock compensation:

	Year Ended December 31,			Nine Months Ended September 30,

	2000	2001	2002	2002	2003

				(unaudited)	(unaudited)
Net loss, as reported	$(10,828,190)	$(12,336,352)	$(15,198,801)	$(11,837,887)	$(3,922,221)
Plus: Employee stock compensation expense included in net loss	—	—	102,163	76,622	3,869,427
Less: Employee stock compensation expense determined under the fair value method for all awards	(203,274)	(282,154)	(310,180)	(225,817)	(444,847)

Pro forma net loss	$(11,031,464)	$(12,618,506)	$(15,406,818)	$(11,987,082)	$(497,641)

Net loss per share:
Basic and diluted, as reported	$(13.39)	$(12.68)	$(13.85)	$(10.99)	$(3.24)

Basic and diluted, pro forma	$(13.64)	$(12.97)	$(14.04)	$(11.13)	$(0.41)

Stock compensation arrangements to nonemployees are accounted for in accordance with SFAS No. 123, as amended by SFAS No. 148, and EITF No. 96-18, Accounting for Equity Instruments That Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, using a fair value approach. The compensation costs of these arrangements are subject to remeasurement over the vesting terms as earned.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Impairment, if any, is assessed using discounted cash flows or other appropriate measures of fair value. Through September 30, 2003 (unaudited), there have been no such losses.

Shipping and Handling Costs

Shipping and handling costs incurred by the Company in relation to sales of its product are classified as a component of cost of revenue.

Warranty Expense

At the time revenue is recognized, the Company establishes an accrual for estimated warranty expense associated with sales, recorded as a component of cost of revenue. The Company offers a one-year limited warranty on the NovaSure RF Controller and a 90-day warranty on the NovaSure Disposable, which is included in the sales price of its products. These warranties are the only postsale obligation the Company

NOVACEPT

NOTES TO FINANCIAL STATEMENTS — (Continued)

has to its customers. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts amounts as necessary.

Changes in the Company’s warranty obligation during the years ended December 31, 2001 and 2002 and the nine months ended September 30, 2003, are as follows:

Balance at December 31, 2000	$—
Warranties issued during the period	35,432
Settlements made during the period	(4,384)

Balance at December 31, 2001	31,048
Warranties issued during the period	26,477
Settlements made during the period	(35,731)

Balance at December 31, 2002	21,794
Warranties issued during the period (unaudited)	49,223
Settlements made during the period (unaudited)	(27,023)

Balance at September 30, 2003 (unaudited)	$43,994

Warranty obligation is included in other accrued liabilities in the accompanying balance sheets. There were no material changes in estimates pertaining to prior warranties.

Advertising Expense

Advertising costs are expensed as incurred. Advertising costs were $0, $696,135, and $312,279 for the years ended December 31, 2000, 2001 and 2002, respectively, and $259,511 and $48,471 for the nine months ended September 30, 2002 and 2003 (unaudited), respectively.

Comprehensive Loss

Comprehensive loss is comprised of net loss and other comprehensive loss. Other comprehensive loss includes unrealized gains and losses on the Company’s available-for-sale securities, which is reported in accumulated other comprehensive income (loss), as a separate component of shareholders’ equity.

Income Taxes

The Company uses the liability method for income taxes, whereby deferred income taxes are provided on items recognized for financial reporting purposes over different periods than for income tax purposes. Valuation allowances are provided when the expected realization of tax assets does not meet a more-likely-than-not criteria.

Reclassifications

Certain amounts in prior periods have been reclassified to conform to the current period presentation.

Recent Accounting Pronouncements

In November 2002, the FASB issued FIN No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN No. 45”). FIN No. 45 elaborates on the existing disclosure requirements for most guarantees, including residual value guarantees issued in conjunction with operating lease agreements. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligation it assumes

NOVACEPT

NOTES TO FINANCIAL STATEMENTS — (Continued)

under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN No. 45 did not have a material impact on the Company’s financial statements. See the “Warranty Expense” portion of Note 1 to these financial statements regarding the Company’s warranty-related disclosures.

In December 2002, the EITF issued EITF Issue 00-21, Accounting for Revenue Arrangements with Multiple Deliverables (“EITF 00-21”). EITF 00-21 provides guidance on determining whether a revenue arrangement contains multiple deliverable items and if so, requires that revenue be allocated amongst the different items based on fair value. EITF 00-21 also requires that revenue on any item in a revenue arrangement with multiple deliverables not delivered completely must be deferred until delivery of the item is completed. The guidance in EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company does not expect that the implementation of EITF 00-21 will have a material impact on its financial statements.

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities (“FIN No. 46”). This interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. It explains how to identify variable interest entities and how an enterprise assesses its interest in a variable interest entity to decide whether to consolidate that entity. As amended, this interpretation applies in the first fiscal year or interim period ending after March 15, 2004, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company does not expect the adoption of FIN No. 46 to have a material impact on its financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (“SFAS No. 150”). SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and otherwise is effective the beginning of the first interim period after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company’s financial statements.

2.     Net Loss Per Share

Basic net loss per share is calculated by dividing the net loss by the weighted-average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted net loss per share is computed by dividing the net loss by the weighted-average number of common share equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, common stock subject to repurchase by the Company, preferred stock, options, and warrants are considered to be common stock equivalents and are only included in the calculation of diluted net loss per share when their effect is dilutive.

The unaudited pro forma basic and diluted net loss per share calculations assume the conversion of all outstanding shares of preferred stock into shares of common stock using the as-if-converted method as of January 1, 2002 or the date of issuance, if later.

NOVACEPT

NOTES TO FINANCIAL STATEMENTS — (Continued)

NEED TO ADD IN 2000 FIGURES

				Nine Months Ended
	Year Ended December 31,			September 30,

	2000	2001	2002	2002	2003

				(unaudited)	(unaudited)
Historical
Numerator:
Net loss	$(10,828,190)	$(12,336,352)	$(15,198,801)	$(11,837,887)	$(3,922,221)

Denominator:
Weighted-average common shares outstanding	978,500	1,023,186	1,108,394	1,090,998	1,209,729
Less: Weighted-average unvested common shares subject to repurchase	(169,867)	(50,612)	(11,222)	(13,771)	(37)

Denominator for basic and diluted net loss per share	808,633	972,574	1,097,172	1,077,227	1,209,692

Basic and diluted net loss per share	$(13.39)	$(12.68)	$(13.85)	$(10.99)	$(3.24)

Pro forma
Net loss			$(15,198,801)		$(3,922,221)

Pro forma basic and diluted net loss per share allocable to common stockholders			$(0.74)		$(0.17)

Denominator for pro forma basic and diluted net loss per share:
Shares used above			1,097,172		1,209,692
Pro forma adjustments to reflect assumed weighted-average effect of conversion of preferred stock			19,429,858		21,277,493

Shares used to compute pro forma basic and diluted net loss per share			20,527,030		22,487,185

Historical outstanding dilutive securities not included in diluted net loss per share calculation
Preferred stock	8,531,615	11,756,854	21,273,101	21,273,101	21,330,881
Common stock subject to repurchase	97,768	22,918	1,668	6,668	—
Options to purchase common stock	2,184,687	2,951,300	4,136,612	3,986,362	4,608,194
Warrants	308,743	1,100,653	1,225,192	1,225,192	1,112,713

	11,122,813	15,808,807	26,634,905	26,484,655	27,051,788

NOVACEPT

NOTES TO FINANCIAL STATEMENTS — (Continued)

3.	Short-Term Investments

The following is a summary of the fair value of available-for-sale securities as at September 30, 2003 and December 31, 2002.

	September 30, 2003

	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

U.S. corporate securities	$9,426,283	$696	$10,143	$9,416,836

	December 31, 2002

	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

U.S. corporate securities	$10,582,804	$—	$—	$10,582,804

The fair value of available-for-sale debt securities by contractual maturity was as follows:

	September 30,	December 31,
	2003	2002

Within 1 year	$9,153,751	$10,582,804
Greater than 1 year less than 5 years	263,085	—

	$9,416,836	$10,582,804

4.	Property and Equipment

Property and equipment consist of the following at December 31:

	2001	2002

Machinery and equipment	$1,434,336	$2,159,338
Computer equipment, furniture, and fixtures	418,749	364,215
Leasehold improvements	166,921	123,885

	2,020,006	2,647,438
Less accumulated depreciation and amortization	(819,246)	(719,199)

Property and equipment, net	$1,200,760	$1,928,239

Property and equipment includes $190,175 under capital lease obligations at December 31, 2001. Accumulated amortization of assets under capital lease obligations was $66,234 at December 31, 2001. In November 2002, the Company paid off the remaining balance of its capital lease obligations.

Depreciation expense was $137,949, $231,533 and $512,772 for the years ended December 31, 2000, 2001, and 2002, respectively and $341,976 and $813,040 for the nine months ended September 30, 2002 and 2003 (unaudited), respectively.

5.	Notes Receivable from Related Parties

Notes receivable from related parties as of December 31, 2001 and 2002 and September 30, 2003, consisted of two loans totaling $625,000 to officers of the Company. The loans are relocation loans. Based on regulations of the Internal Revenue Service, the loans shall bear no interest except upon the occurrence of any event of default as described in the loan agreements. The note holder has the option of the

NOVACEPT

NOTES TO FINANCIAL STATEMENTS — (Continued)

principal balance being forgiven annually in equal amounts from the date of hire or deferring the forgiveness until the fourth year from the date of hire. The notes receivable from related parties at December 31, 2001 and 2002, and September 30, 2003, were approximately $305,000, $148,000 and $31,000, respectively. The loans are being amortized to compensation expense ratably over a four-year period commencing on the date of hire.

6.                Other Accrued Liabilities

Other accrued liabilities consists of the following:

	December 31,
			September 30,
	2001	2002	2003

			(unaudited)
Accrued professional fees	$115,546	$130,189	$137,709
Deferred rent	28,227	13,031	3,258
Warranty reserve	31,048	21,794	43,994
Accrued sales rebates	—	31,950	82,350
Insurance claims	—	—	50,000
Sales taxes payable	—	68,520	126,825
Income taxes payable	—	—	24,761
Accrued expenses, other	88,365	109,322	108,656

	$263,186	$374,806	$577,553

7.	Operating Leases

The Company leases its facilities under noncancellable operating leases expiring through June 2004. Rent expense was $629,521, $816,800, 738,849 for the years ended December 31, 2000, 2001 and 2002, respectively, and $508,057 and $691,127 for the nine months ended September 30, 2002 and 2003 (unaudited), respectively.

Annual future minimum lease payments as of December 31, 2002, are as follows:

Operating
Leases

Years ending December 31,
2003	$916,550
2004	10,197

$926,747

In May 2003 we entered into a lease agreement for a manufacturing facility in Costa Rica. The facility is under construction as of September 30, 2003 and is expected to be occupied in early 2004. The lease for this facility expires in 2008, and has two options for separate five-year renewal terms. The rent for the facility has a five percent yearly increase and the first twelve months rent expense is $197,000.

In January 2000, the Company entered into a $2,000,000 equipment capital lease line agreement whereby the Company could finance certain equipment purchases through July 25, 2001, with interest rates ranging from 7.7% to 8.0% with varying paydown periods. All draws on the financing arrangement were collateralized by the equipment purchased. In November 2002, the Company paid off the remaining balance of this obligation.

NOVACEPT

NOTES TO FINANCIAL STATEMENTS — (Continued)

In conjunction with the equipment lease, the Company issued a warrant to purchase 33,333 shares of Series F convertible preferred stock at $4.50 per share. The warrant will expire at the earlier of January 2007 or three years from the effective date of an underwritten public offering of the Company’s common stock. The warrant was fully vested upon issuance, and the value of the warrant, approximately $51,000, was recorded as a discount to capital lease obligations and was amortized to interest expense over the life of the lease. Total interest expense recorded was $12,750, $12,750 and $25,500 for the years ended December 31, 2000, 2001 and 2002, respectively. No unamortized balance remains as of December 31, 2002 ($25,500 at December 31, 2001).

8.	Convertible Notes Payable and Warrants

In December 2000, the Company entered into a note agreement/ bridge loan financing agreement with certain investors for an aggregate amount of approximately $3.8 million. The notes bore interest at 8% per year. Upon execution of the agreement, each investor was entitled to purchase shares of Series G convertible preferred stock upon the closing of the Series G convertible preferred stock financing round. Each investor also received warrants as described below. After considering the fair value of the warrants, it was determined that the notes converted into preferred stock at a conversion price less than the fair value of the preferred stock. All the outstanding notes were converted into Series G convertible preferred stock upon the closing of the financing round in March 2001. A beneficial conversion feature valued at $496,411 was recorded as a discount to the notes payable.

In January 2002, the Company entered into a note agreement/ bridge loan financing agreement with certain investors for an aggregate amount of approximately $1.7 million. The notes bore interest at 8% per year. Upon execution of the agreement, each investor was entitled to purchase shares of Series H convertible preferred stock upon the closing of the Series H convertible preferred stock financing round. Each investor also received warrants as described below. After considering the fair value of the warrants, it was determined that the notes converted into preferred stock at a conversion price less than the fair value of the preferred stock. All the outstanding notes were converted into Series H convertible preferred stock upon the closing of the financing round in March 2002. A beneficial conversion feature valued at approximately $222,000 was recorded as a discount to the notes payable.

Total amortization of these discounts was $0, $496,411 and $222,000 for the years ended December 31, 2000, 2001 and 2002, respectively and $222,000 and $0 for the nine months ended September 30, 2002 and 2003 (unaudited), respectively, and is reflected in interest expense.

Warrants

During 1998, the Company issued warrants to purchase 93,332 shares of Series F convertible preferred stock at $4.50 per share and 11,362 shares of common stock at $0.44 per share in connection with the issuance of certain bridge loans to investors. In the nine months ended September 30, 2003, 40,000 shares of Series F warrants expired, 53,332 shares of Series F warrants were exercised and 11,362 shares of common stock warrants were exercised. The Company received approximately $245,000 in proceeds.

In connection with the Series G financing in 2000, the Company granted fully vested warrants to purchase 806,311 shares of common stock at $0.48 per share. The warrants are exercisable for a period of five years. The value of the warrants was estimated using the Black-Scholes option pricing model with the following assumptions: an exercise price of $0.48, risk free interest rate of 5.5%, a contractual life of five years, 1.0 volatility, and no dividend yield. The fair value of these warrants was estimated to be approximately $292,610 and was recorded as a reduction of Series G proceeds and an increase in additional paid-in capital. At December 31, 2002 and September 30, 2003, these issued warrants were unexercised and outstanding.

NOVACEPT

NOTES TO FINANCIAL STATEMENTS — (Continued)

In 2001, in connection with the Company obtaining bridge financing, the Company granted fully vested warrants to purchase 156,315 shares of Series G preferred stock at $4.75 per share. The warrants are exercisable over a period of five years. The value of the warrants was estimated using the Black-Scholes pricing model with the following assumptions: an exercise price of $4.75, risk-free interest rate of 5.5%, a contractual life of five years, 1.0 volatility, and no dividend yield. The fair value of these warrants was estimated to be approximately $496,412 and was recorded as a discount on debt and an increase to additional paid-in capital. The discount on debt was fully amortized to interest expense, as the bridge loans were converted into Series G preferred stock during the year ended December 31, 2001. At December 31, 2002 and September 30, 2003, these issued warrants were unexercised and outstanding.

In 2002, in connection with the Company obtaining bridge financing, the Company granted fully vested warrants to purchase 98,572 shares of Series H preferred stock at $3.45 per share. The warrants are exercisable over a period of five years. The value of the warrants was estimated using the Black-Scholes pricing model with the following assumptions: an exercise price of $3.45, risk-free interest rate of 3.5%, a contractual life of five years, 1.0 volatility, and no dividend yield. The fair value of these warrants was estimated to be approximately $221,970 and was recorded as a discount on debt and an increase to additional paid-in capital. The discount on debt was fully amortized to interest expense, as the bridge loans were converted into Series H preferred stock during the year ended December 31, 2002. At December 31, 2002 and September 30, 2003, these issued warrants were unexercised and outstanding.

9.     Shareholders’ Equity

Convertible Preferred Stock

The authorized, issued, and outstanding shares of convertible preferred stock are as follows:

	December 31, 2001

		Shares		Aggregate
	Shares	Issued and	Carrying	Liquidation
	Authorized	Outstanding	Amount	Preference

Series A	133,334	110,662	$830,002	$829,965
Series B	200,000	186,500	1,857,493	1,865,000
Series C	230,000	99,424	1,569,995	1,590,784
Series D	1,000,000	999,992	990,382	999,992
Series D1	1,500,000	1,379,482	1,363,740	1,379,482
Series E	681,818	681,818	2,993,892	2,999,999
Series F	3,500,000	3,290,004	14,724,247	14,805,018
Series F1	3,000,000	1,783,733	8,451,301	8,472,732
Series G	6,000,000	3,225,239	14,673,020	15,319,885

	16,245,152	11,756,854	$47,454,072	$48,262,857

NOVACEPT

NOTES TO FINANCIAL STATEMENTS — (Continued)

	December 31, 2002

		Shares		Aggregate
	Shares	Issued and	Carrying	Liquidation
	Authorized	Outstanding	Amount	Preference

Series A	133,334	110,662	$830,002	$829,965
Series B	200,000	186,500	1,857,493	1,865,000
Series C	230,000	99,424	1,569,995	1,590,784
Series D	1,000,000	999,992	990,382	999,992
Series D1	1,500,000	1,379,482	1,363,740	1,379,482
Series E	681,818	681,818	2,993,892	2,999,999
Series F	3,500,000	3,290,004	14,724,247	14,805,018
Series F1	3,000,000	1,783,733	8,451,301	8,472,732
Series G	6,000,000	3,225,239	14,673,020	15,319,885
Series H	9,000,000	8,695,655	29,872,115	60,000,020

	25,245,152	20,452,509	$77,326,187	$108,262,877

	September 30, 2003

	(unaudited)
		Shares		Aggregate
	Shares	Issued and	Carrying	Liquidation
	Authorized	Outstanding	Amount	Preference

Series A	133,334	110,662	$830,002	$829,965
Series B	200,000	186,500	1,857,493	1,865,000
Series C	230,000	99,424	1,569,995	1,590,784
Series D	1,000,000	999,992	990,382	999,992
Series D1	1,500,000	1,379,482	1,363,740	1,379,482
Series E	681,818	681,818	2,993,892	2,999,999
Series F	3,500,000	3,343,336	14,964,241	15,045,012
Series F1	3,000,000	1,783,733	8,451,301	8,472,732
Series G	6,000,000	3,225,239	14,673,020	15,319,885
Series H	9,000,000	8,695,655	29,872,115	60,000,020

	25,245,152	20,505,841	$77,566,181	$108,502,871

The preferred stock carrying amount as of December 31, 2001 and 2002 and September 30, 2003 excludes the effects of the fair value of preferred stock warrants issued in connection with the Series G financing in the amount of $292,610.

The Company initially recorded the Series A, B, C, D, D1, E, F, F1, G, and H convertible preferred stock at their fair values on the date of issuance net of issuance costs. A redemption event will only occur upon the liquidation, winding up or change in control or sale of substantially all of the assets of the Company. As the redemption event may be outside the control of the Company, all shares of convertible preferred stock have been presented outside of permanent equity in accordance with EITF Topic D-98, Classification and Measurement of Redeemable Securities. Further, the Company has also elected not to adjust the carrying values of the preferred stock to the redemption value of such shares, since it is uncertain whether or when a redemption event will occur. Subsequent adjustments to increase the carrying values to the redemption values will be made if it becomes probable that such redemption will occur.

NOVACEPT

NOTES TO FINANCIAL STATEMENTS — (Continued)

Each share of Series A, B, C, D, D1, E, F, F1, G, and H convertible preferred stock is, at the option of the holder, convertible into 1, 1, 1, 1, 1, 1.08, 1.08, 1.10, 1.10, and 1 share of common stock, respectively, subject to certain adjustments for dilution resulting from future stock issuances. Additionally, the convertible preferred shares automatically convert into common stock concurrent with the closing of an underwritten public offering of common stock under the Securities Act of 1933, in which the Company receives at least $30,000,000 in net proceeds at a price per share such that the pre-offering valuation of the Company is at least $175,000,000, or at the date at which more than 75% of the outstanding preferred shareholders vote together as a class. The Company has reserved sufficient shares of common stock at September 30, 2003, for issuance upon the conversion of preferred stock and warrants.

Series A, B, C, D, D1, E, F, F1, G, and H convertible preferred shareholders are entitled to noncumulative dividends at an annual rate of $0.75, $1.00, $1.60, $0.10, $0.10, $0.44, $0.45, $0.48, $0.48, and $0.35 per share, respectively. Dividends will be paid only when declared by the Board of Directors out of legally available funds. No dividends have been declared as of or for any period prior to September 30, 2003.

Series A, B, C, D, D1, E, F, F1, G, and H convertible preferred shareholders are entitled to receive, upon liquidation, a distribution of $7.50, $10.00, $16.00, $1.00, $1.00, $4.40, $4.50, $4.75, $4.75, and $6.90 per share, respectively (subject to adjustment for a recapitalization) plus all declared but unpaid dividends. Thereafter, remaining funds and assets will be distributed to the common shareholders on a pro rata basis upon the number of shares of common stock held.

If, upon liquidation, the assets and funds distributed among each of the series of convertible preferred shareholders are insufficient to permit the entitled payment, the entire assets and funds of the Company legally available for distribution shall be first distributed to the Series H shareholders up to $6.90 per share, then among the other preferred stock shareholders in proportion to the number of Series A, B, C, D, D1, E, F, F1, and G convertible preferred shares held.

The convertible preferred shareholders have voting rights equal to the common shares they would own upon conversion.

Stock Option Plan

In March 1997, the Board of Directors approved and adopted the 1997 Stock Option Plan (the “Plan”). A total of 5,272,875 shares of common stock have been reserved for issuance under the Plan.

Stock options granted under the Plan may be incentive stock options or nonstatutory stock options. Incentive stock options may be granted to employees with exercise prices of no less than the fair value, and nonstatutory options may be granted to employees or consultants at exercise prices of no less than 85% of the fair value of the common stock on the grant date, as determined by the Board of Directors. If, at the time the Company grants an option, the optionee directly or by attribution owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, the option price shall be at least 110% of the fair value. Options expire no more than 10 years after the date of grant or earlier if employment is terminated.

Stock options granted under the Plan typically vest ratably over four years from the date of grant. Options may be granted with different vesting terms from time to time. In the event option holders cease to be employed by the Company, all unvested options are forfeited and all vested options may be exercised within a specified period after termination (typically one month).

NOVACEPT

NOTES TO FINANCIAL STATEMENTS — (Continued)

Stock Option Plan

Stock option activity under the Plan was as follows:

		Options Outstanding
	Shares
	Available for	Number	Option Price Per	Weighted-Average
	Grant	of Shares	Share Range	Exercise Price

Balance at December 31, 1999	221,708	1,644,083	$0.45-$0.55	$0.49
Shares authorized	750,000	—	—	—
Options granted	(1,802,000)	1,802,000	$0.45-$0.48	$0.48
Options exercised	—	(14,474)	$0.45-$0.55	$0.46
Options forfeited	1,248,924	(1,248,924)	$0.44-$0.55	$0.51
Option repurchases	134,000	—	$0.49-$0.55	$0.50

Balance at December 31, 2000	552,632	2,182,685	$0.44-$0.55	$0.48
Shares authorized	1,500,000	—
Options granted	(1,103,500)	1,103,500	$0.48	$0.48
Options exercised	—	(136,033)	$0.44-$0.55	$0.48
Options forfeited	198,852	(198,852)	$0.44-$0.55	$0.48
Option repurchases	6,876	—	$0.44-$0.45	$0.45

Balance at December 31, 2001	1,154,860	2,951,300	$0.44-$0.55	$0.48
Shares authorized	750,000	—
Options granted	(1,452,000)	1,452,000	$0.48	$0.48
Options exercised	—	(98,162)	$0.44-$0.55	$0.51
Options forfeited	168,526	(168,526)	$0.45-$0.55	$0.49

Balance at December 31, 2002	621,386	4,136,612	$0.44-$0.55	$0.48
Shares authorized (unaudited)	0	—
Options granted (unaudited)	(709,000)	709,000	$0.48-$1.58	$0.57
Options exercised (unaudited)	—	(81,258)	$0.45-$0.55	$0.47
Options forfeited (unaudited)	156,160	(156,160)	$0.48-$0.55	$0.48

Balance at September 30, 2003 (unaudited)	68,546	4,608,194	$0.44-$1.58	$0.49

As of December 31, 2002 and September 30, 2003, options to purchase 1,908,752 and 2,543,246, respectively, shares were exercisable.

At December 31, 2001 and 2002 and September 30, 2003, the average remaining contractual life of outstanding options was 8.7 8.2 and 7.8 years, respectively. The weighted-average fair value of options granted during 2001, 2002 and the nine months ended September 30, 2003 was approximately $0.09, $0.10 and $4.87 per share, respectively. The exercise price of the options granted under the Plan was equal to the estimated fair value of the Company’s common stock on the date of grant.

NOVACEPT

NOTES TO FINANCIAL STATEMENTS — (Continued)

The following table summarizes information concerning outstanding and vested options as of September 30, 2003 (unaudited):

Options Outstanding			Options Vested
		Weighted
		Average		Weighted
		Remaining		Average
Exercise	Shares	Contractual	Shares	Exercise
Price	Outstanding	Life	Vested	Price

$0.44-$0.55	4,548,694	7.8	2,539,746	$0.48
$1.58	59,500	10.0	3,500	$1.58

	4,608,194		2,543,246

The Company granted a total of 120,000, 40,000 and 59,500 in stock options to certain consultants for the years ended December 31, 2000, 2001 and 2002, respectively. A total of 22,500 and 14,000 in stock options to certain consultants were granted in the nine months ended September 30, 2002 and 2003, respectively.

From 1993 through 1999, the Company allowed the exercise of common stock options through the issuance of interest bearing full recourse notes to the Company. The notes were issued in connection with restricted stock purchase agreements. Under the terms of the restricted stock purchase agreements, the shares were subject to repurchase at the option of Company, at the original issuance price. The shares generally vested over a two to four year period. There were no shares subject to repurchase as of September 30, 2003 (1,668 shares at December 31, 2002). The notes totaled approximately $143,000 at December 31, 2001 and 2002 and approximately $140,000 at September 30, 2003. Because the Company extended the original maturity date of these notes, the Company is required to recognize compensation expense for the changes in value of the options and resultant shares. The Company has recorded stock compensation expense of $105,078 in the year ended December 31, 2002, and $3,787,042 in the nine months ended September 30, 2003, related to these notes and shares. Due to the variable accounting related to the notes and shares, additional charges or recoveries may be recorded in future years based on the changes in the fair value of the Company’s common stock until such time as the notes are paid in full or the shares are cancelled.

Shares Reserved for Future Issuance

The Company reserved shares of common stock for future issuance as follows:

	December 31,	September 30,
	2002	2003

		(unaudited)
Convertible preferred stock outstanding	21,273,101	21,330,881
Stock options outstanding	4,136,612	4,608,194
Options available for grant	621,386	68,546
Warrants to purchase common stock	817,673	806,311
Warrants to purchase Series F preferred stock	137,231	36,114
Warrants to purchase Series G preferred stock	171,716	171,716
Warrants to purchase Series H preferred stock	98,572	98,572

	27,256,291	27,120,334

NOVACEPT

NOTES TO FINANCIAL STATEMENTS — (Continued)

Deferred Stock Compensation

In connection with the grant of certain stock options to employees during the nine months ended September 30, 2003, the Company recorded total deferred stock compensation within shareholders’ equity of $2,673,923, representing the difference between the deemed fair value of the common stock and the option exercise price at the date of grant. Such amount will be amortized over the vesting period of the applicable options on a straight-line basis. The Company recorded employee stock compensation expense in the statement of operations of $139,097 of which $18,664 related to cost of revenue, $27,302 related to research and development activities, $69,408 related to sales and marketing activities and $23,723 related to general and administrative activities.

10.     Income Taxes

There was no provision for income taxes for the years ended December 31, 2000, 2001 and 2002. The provision for income taxes for the nine months ended September 30, 2003 (unaudited) consists of the following:

Current:
Federal	$24,761
State	800

Total	$25,561

A reconciliation of the income tax provision at the federal statutory rate to the income tax provision at the effective tax rate is as follows for the nine months ended September 30, 2003 (unaudited):

Provision at U.S. Statutory rate	$(1,325,136)
State provision	800
Non-deductible stock-based compensation	1,357,914
Utilization of net operating losses	(55,865)
Other	47,848

Total	$25,561

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income taxes purposes. Significant components of the Company’s deferred tax assets are as follows:

	December 31,	December 31,	September 30,
	2001	2002	2003

			(unaudited)
Deferred tax assets:
Federal and state net operating losses	$15,902,166	$21,439,609	$21,055,697
Federal and state research credits	1,865,965	1,911,980	1,968,852
Accrued expenses	142,540	65,947	464,609
Other	1,131,164	915,409	783,443

Total deferred tax assets	19,041,835	24,332,946	24,272,600
Valuation allowance	(19,041,835)	(24,332,946)	(24,272,600)

Net deferred tax asset	$—	$—	$—

NOVACEPT

NOTES TO FINANCIAL STATEMENTS — (Continued)

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance decreased by $60,000, and increased by $5,300,0000, and $5,600,000 for the periods ended September 30, 2003 and December 31, 2002 and 2001, respectively.

As of September 30, 2003, the Company had net operating loss carryforwards for federal income tax purposes of approximately $58.6 million which expire in the years of 2020 to 2023 and federal research and development tax credits of approximately $1.2 million which expire in the years of 2020 to 2023. The Company also has state net operating loss carryforwards of approximately $19.4 million which expire beginning in 2008 and state research and development tax credits of approximately $1.2 million which have no expiration date.

Utilization of the Company’s net operating loss carryforwards and credits may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss before utilization.

As a result of California legislation, the utilization of a substantial portion of the Company’s California state net operating loss carryforward is suspended for 2003.

11.     Segment Information

Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments in the Company’s financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the chief executive officer of the Company. The Company is organized geographically between the United States, Europe, and Canada. The geographic structure is the primary basis for which allocation of resources and financial performance are assessed.

Net revenues by geographic location were as follows (in thousands):

				Nine Months Ended
	Year Ended December 31,			September 30,

	2000	2001	2002	2002	2003

Revenue generated in the United States	$—	$12,350	$7,531,964	$3,689,582	$23,733,609
Revenue generated in Canada	83,625	345,633	358,005	276,980	598,475
Revenue generated in Europe	38,220	267,329	422,406	245,844	263,813

	$121,845	$625,312	$8,312,875	$4,212,406	$24,567,847

All of the Company’s assets are located in the United States.

12.     Employee Benefit Plan

The Company has a 401(k) salary reduction profit-sharing plan. All regular employees who have attained the age of 18 may contribute, beginning on the date of employment. Employee contributions are subject to IRS limitations. The Company did not make any contributions during the years ended December 31, 2002 and 2001.

NOVACEPT

NOTES TO FINANCIAL STATEMENTS — (Continued)

13.     Legal Proceedings (unaudited)

The Company is a party to a pending legal proceeding involving an injury to a patient that occurred during a NovaSure procedure. In August 2003, the Company and others were sued by a patient that was injured during a NovaSure procedure. Additionally, the Company is aware of another instance in which a patient died several days following the NovaSure procedure. The Company believes that in both cases the treating physician used the NovaSure System improperly and in a manner contrary to the product’s instructions for use. To date no legal action has been initiated against the Company in the second claim, however, there is no assurance an action will not be initiated. The Company believes that it has product liability insurance sufficient to cover the pending claim as well as any future product liability claims and that the resolution of the pending proceeding will not seriously harm the business or operating results.

14.     Line of Credit (Unaudited)

In September 2003, the Company entered into a $4.0 million revolving bank credit facility. Borrowings under this credit facility are limited to 75% of the eligible accounts receivable, which generally consist of its U.S. accounts receivable that are less than 90 days old. Borrowing under the credit facility will bear interest at an interest rate equal to the greater of 5.25% per year or the lending bank’s prime interest rate plus 1%. Borrowings are secured by substantially all of the Company’s assets, excluding intellectual property. There are no borrowings outstanding at September 30, 2003. Available borrowings under the credit facility as of September 30, 2003 were $3.4 million.

                                                Shares

NOVACEPT, INC.

Common Stock

PROSPECTUS

Until                     , 2004, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Piper Jaffray

JPMorgan

Thomas Weisel Partners LLC

, 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth all fees and expenses payable in connection with the registration of the common stock hereunder. All of the amounts shown are estimates except for the SEC registration fee, the NASD filing fee and The Nasdaq National Market listing fee.

Amount To
Be Paid

SEC Registration Fee	$6,977.63
NASD Filing Fee	$9,125.00
Nasdaq National Market Listing Fee	*
Printing and Engraving Expenses	*
Legal Fees and Expenses	*
Accounting Fees and Expenses	*
Transfer Agent and Registrar Fees and Expenses	*
Blue Sky fees and expenses	*
Miscellaneous Expenses	*

Total	$ *

*	To be filed by Amendment.

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s Board of Directors to grant, indemnity to officers, Directors and other corporate agents in terms sufficiently broad to permit such indemnification under certain circumstances and subject to certain limitations.

The registrant’s certificate of incorporation and bylaws provide that the registrant shall indemnify its Directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law.

In addition, the registrant has entered into separate indemnification agreements with its Directors and executive officers which require the registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status as Directors or executive officers. The registrant also intends to maintain Director and officer liability insurance, if available on reasonable terms. We intend to enter into indemnification agreement with any Directors and executive officers in the future.

These indemnification provisions and the indemnification agreements entered into between the registrant and its executive officers and Directors may be sufficiently broad to permit indemnification of the registrant’s executive officers and Directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its executive officers and Directors for certain liabilities arising under the Securities Act, or otherwise.

Item 15.	Recent Sales of Unregistered Securities

(a) On December 26, 2003 we issued and sold 1,000 shares of our common stock to an optionholder upon exercise or options at an exercise price of $2.46 per share.

(b) On December 11, 2003, we issued options to purchase an aggregate of 200,750 shares of our common stock at an exercise price of $5.65 per share to certain employees and consultants.

(c) On November 18, 2003, we issued options to purchase an aggregate of 64,500 shares of our common stock at an exercise price of $2.46 per share to certain employees and consultants.

(d) On November 10, 2003, we issued and sold 1,000 shares of our common stock to an optionholder upon exercise of options at an exercise price of $0.48 per share.

(e) On October 27, 2003, we issued and sold 2,500 shares of our common stock to an optionholder upon exercise of options at an exercise price of $0.475 per share.

(f) On October 20, 2003, we issued and sold 2,500 shares of our common stock to an optionholder upon exercise of options at an exercise price of $0.475 per share.

(g) On October 6, 2003, we issued and sold 1,719 shares of our common stock to an optionholder upon exercise of options at a weighted an exercise price of $0.475 per share.

(h) On October 1, 2003, we issued and sold 2,708 shares of our common stock to an optionholder upon exercise of options at an exercise price of $0.475 per share.

(i) On October 1, 2003, we issued and sold 83 shares of our common stock to an optionholder upon exercise of options at an exercise price of $0.48 per share.

(j) On September 24, 2003, we issued options to purchase an aggregate of 59,500 shares of our common stock at an exercise price of $1.58 per share to certain employees and consultants.

(k) On September 21, 2003, we issued Rodney Perkins 13,333 shares of our Series F preferred stock in connection with the exercise of a stock purchase warrant granted in September 1998 having an exercise price of $4.50 per share.

(l) On September 3, 2003, we issued Robert K. Anderson 13,333 shares of our Series F preferred stock in connection with the exercise of a stock purchase warrant granted in September 1998 having an exercise price of $4.50 per share.

(m) On September 3, 2003, we issued and sold 5,681 shares of our common stock to Prospect Venture Partners, L.P. upon exercise of a fully vested stock purchase warrant granted in September 1998 at an exercise price of $0.44 per share.

(n) On September 3, 2003, we issued and sold 938 shares of our common stock to an optionholder upon exercise of options at an exercise price of $0.475 per share.

(o) On August 30, 2003, we issued and sold 938 shares of our common stock to an optionholder upon exercise of options at an exercise price of $0.475 per share.

(p) On August 29, 2003, we issued David C. Auth 13,333 shares of our Series F preferred stock in connection with the exercise of a stock purchase warrant granted in September 1998 having an exercise price of $4.50 per share.

(q) On August 26, 2003, we issued and sold 895 shares of our common stock to an optionholder upon exercise of options at an exercise price of $0.475 per share.

(r) On August 15, 2003, we issued and sold 1,354 shares of our common stock to an optionholder upon exercise of options at an exercise price of $0.475 per share.

(s) On August 7, 2003, we issued and sold 938 shares of our common stock to an optionholder upon exercise of options at an exercise price of $0.475 per share.

(t) On August 5, 2003, we issued and sold 1,406 shares of our common stock to an optionholder upon exercise of options at an exercise price of $0.475 per share.

(u) On July 31, 2003, we issued and sold 5,681 shares of our common stock to Brentwood Associates VIII, L.P. upon exercise of a fully vested stock purchase warrant granted in September 1998 at an exercise price of $0.44 per share.

(v) On July 15, 2003, we issued options to purchase an aggregate of 319,500 shares of our common stock at an exercise price of $0.48 per share to certain employees and consultants.

(w) On June 2, 2003, we issued and sold 3,156 shares of our common stock to an optionholder upon exercise of options at an exercise price of $0.475 per share.

(x) On May 1, 2003, we issued options to purchase an aggregate of 37,500 shares of our common stock at an exercise price of $0.475 per share to certain employees and consultants.

(y) On April 30, 2003, we issued and sold 40,000 shares of our common stock to an optionholder upon exercise of options at an exercise price of $0.45 per share.

(z) On April 30, 2003, we issued and sold 4,166 shares of our common stock to an optionholder upon exercise of options at an exercise price of $0.475 per share.

(aa) On April 13, 2003, we issued and sold 10,937 shares of our common stock to an optionholder upon exercise of options at an exercise price of $0.475 per share.

(bb) On April 7, 2003, we issued and sold 2,187 shares of our common stock to an optionholder upon exercise of options at an exercise price of $0.475 per share.

(cc) On March 28, 2003, we issued options to purchase an aggregate of 120,000 shares of our common stock at an exercise price of $0.475 per share to certain employees and consultants.

(dd) On March 24, 2003, we issued and sold 2,031 shares of our common stock to an optionholder upon exercise of options at an exercise price of $0.475 per share.

(ee) On March 20, 2003, we issued an option to purchase an aggregate of 10,000 shares of our common stock at an exercise price of $0.475 per share to a consultant.

(ff) On February 12, 2003, we issued options to purchase an aggregate of 16,500 shares of our common stock at an exercise price of $0.475 per share to certain employees and consultants.

(gg) On January 30, 2003, we issued and sold 10,312 shares of our common stock to an optionholder upon exercise of options at an exercise price of $0.475 per share.

(hh) On January 24, 2003, we issued options to purchase an aggregate of 102,500 shares of our common stock at an exercise price of $0.475 per share to certain employees and consultants.

(ii) On December 4, 2002, we issued options to purchase an aggregate of 191,500 shares of our common stock at an exercise price of $0.475 per share to certain employees and consultants.

(jj) On November 25, 2002, we issued and sold 1,875 shares of our common stock to an optionholder upon exercise of options at an exercise price of $0.475 per share.

(kk) On October 10, 2002, we issued and sold 1,562 shares of our common stock to an optionholder upon exercise of options at an exercise price of $0.475 per share.

(ll) On August 12, 2002, we issued and sold 8,333 shares of our common stock to an optionholder upon exercise of options at an exercise price of $0.475 per share.

(mm) On August 12, 2002, we issued and sold 37,499 shares of our common stock to an optionholder upon exercise of options at an exercise price of $0.475 per share.

(nn) On August 4, 2002, we issued and sold 9,185 shares of our common stock to an optionholder upon exercise of options at an exercise price of $0.475 per share.

(oo) On July 18, 2002, we issued options to purchase an aggregate of 214,500 shares of our common stock at an exercise price of $0.475 per share to certain employees.

(pp) On June 19, 2002, we issued and sold 750 shares of our common stock to an optionholder upon exercise of options at an exercise price of $0.475 per share.

(qq) On June 13, 2002, we issued and sold 2,125 shares of our common stock to an optionholder upon exercise of options at an exercise price of $0.475 per share.

(rr) On June 10, 2002, we issued and sold 17,500 shares of our common stock to an optionholder upon exercise of options at an exercise price of $0.55 per share.

(ss) On June 10, 2002, we issued and sold 10,000 shares of our common stock to an optionholder upon exercise of options at an exercise price of $0.475 per share.

(tt) On June 10, 2002, we issued and sold 5,000 shares of our common stock to an optionholder upon exercise of options at an exercise price of $0.45 per share.

(uu) On June 10, 2002, we issued and sold 6,000 shares of our common stock to an optionholder upon exercise of options at an exercise price of $0.44 per share.

(vv) On April 26, 2002, we issued options to purchase an aggregate of 744,500 shares of our common stock at an exercise price of $0.475 per share to certain employees and consultants.

(ww) On March 4, May 1, May 9 and May 16, 2002, we sold 8,695,655 shares of our Series H preferred stock at a price of $3.45 per share to our investors and issued stock purchase warrants to certain investors in this financing exercisable for 98,572 shares of Series H preferred stock at a price of $3.45 per share in March 2002.

(xx) On February 8, 2002, we issued options to purchase an aggregate of 297,500 shares of our common stock at an exercise price of $0.475 per share to certain employees and consultants.

(yy) On December 6, 2001, we issued options to purchase an aggregate of 90,000 shares of our common stock at an exercise price of $0.475 per share to certain employees.

(zz) On October 19, 2001, we issued we issued options to purchase an aggregate of 89,500 shares of our common stock at an exercise price of $0.475 per share to certain employees and consultants.

(aaa) On October 12, 2001, we issued and sold 1,000 shares of our common stock to an optionholder upon exercise of options at an exercise price of $0.475 per share.

(bbb) On October 12, 2001, we issued and sold 2,666 shares of our common stock to an optionholder upon exercise of options at an exercise price of $0.45 per share.

(ccc) On October 5, 2001, we issued and sold 3,072 shares of our common stock to an optionholder upon exercise of options at an exercise price of $0.475 per share.

(ddd) On August 16, 2001, we issued options to purchase an aggregate of 35,000 shares of our common stock at an exercise price of $0.475 per share to certain employees.

(eee) On July 13, 2001, we issued we issued options to purchase an aggregate of 141,000 shares of our common stock at an exercise price of $0.475 per share to certain employees.

(fff) On July 9, 2001, we issued and sold 270 shares of our common stock to an optionholder upon exercise of options at an exercise price of $0.475 per share.

(ggg) On July 9, 2001, we issued and sold 770 shares of our common stock to an optionholder upon exercise of options at an exercise price of $0.45 per share.

(hhh) On June 30, 2001, we issued and sold 1,500 shares of our common stock to an optionholder upon exercise of options at an exercise price of $0.55 per share.

(iii) On June 30, 2001, we issued and sold 3,250 shares of our common stock to an optionholder upon exercise of options at an exercise price of $0.475 per share.

(jjj) On June 22, 2001, we issued and sold 635 shares of our common stock to an optionholder upon exercise of options at an exercise price of $0.475 per share.

(kkk) On June 7, 2001, we issued we issued options to purchase an aggregate of 225,000 shares of our common stock at an exercise price of $0.475 per share to certain employees and consultants.

(lll) On June 5, 2001, we issued and sold 10,000 shares of our common stock to an optionholder upon exercise of options at an exercise price of $0.475 per share.

(mmm) On May 31, 2001, we issued and sold 11,666 shares of our common stock to an optionholder upon exercise of options at an exercise price of $0.45 per share.

(nnn) On May 31, 2001, we issued and sold 7,291 shares of our common stock to an optionholder upon exercise of options at an exercise price of $0.44 per share.

(ooo) On May 30, 2001, we issued and sold 39,645 shares of our common stock to an optionholder upon exercise of options at an exercise price of $0.475 per share.

(ppp) On May 23, 2001, we issued and sold 2,000 shares of our common stock to an optionholder upon exercise of options at an exercise price of $0.475 per share.

(qqq) On May 23, 2001, we issued and sold 5,312 shares of our common stock to an optionholder upon exercise of options at an exercise price of $0.45 per share.

(rrr) On May 23, 2001, we issued and sold 7,291 shares of our common stock to an optionholder upon exercise of options at an exercise price of $0.44 per share.

(sss) On May 15, 2001, we issued we issued options to purchase an aggregate of 479,500 shares of our common stock at an exercise price of $0.475 per share to certain employees.

(ttt) On April 16, 2001, we issued and sold 250 shares of our common stock to an optionholder upon exercise of options at an exercise price of $0.475 per share.

(uuu) On April 16, 2001, we issued and sold 281 shares of our common stock to an optionholder upon exercise of options at an exercise price of $0.45 per share.

(vvv) On April 1, 2001, we issued and sold 62 shares of our common stock to an optionholder upon exercise of options at an exercise price of $0.475 per share.

(www) On April 1, 2001, we issued and sold 500 shares of our common stock to an optionholder upon exercise of options at an exercise price of $0.45 per share.

(xxx) On March 27 and April 2, 2001, we sold 3,225,239 shares of our Series G preferred stock at a price of $4.75 per share and stock purchase warrants exercisable for 806,311 shares of common stock having an exercise price of $0.475 per share and stock purchase warrants exercisable for 171,716 shares of Series G preferred stock at a price of $4.75 per share in March 2001.

(yyy) On February 16, 2001, we issued and sold 35,000 shares of our common stock to three optionholders upon exercise of options at an exercise price of $0.475 per share.

(zzz) On February 15, 2001, we issued we issued options to purchase an aggregate of 33,000 shares of our common stock at an exercise price of $0.475 per share to certain employees and consultants.

(aaaa) On February 6, 2001, we issued and sold 5,500 shares of our common stock to an optionholder upon exercise of options at an exercise price of $0.475 per share.

(bbbb) On February 6, 2001, we issued and sold 2,000 shares of our common stock to an optionholder upon exercise of options at an exercise price of $0.45 per share.

(cccc) On February 6, 2001, we issued and sold 10,000 shares of our common stock to an optionholder upon exercise of options at an exercise price of $0.44 per share.

The sales and issuances of securities in the transactions described in the items above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving any public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in such transactions. The sales of these securities were made without general solicitation or advertising. All recipients had adequate access, through their relationship with Novacept, to information about us.

(c) There were no underwritten offerings employed in connection with any of the transactions set forth in Item 15(a).

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit
Number		Description of Document

*1	.1	Form of Underwriting Agreement
3	.1(a)	Articles of Incorporation of Novacept, a California corporation, as currently in effect
3	.1(b)	Amended and Restated Certificate of Incorporation of Novacept, Inc., a Delaware corporation, to be filed upon closing of the offering
3	.2(a)	Bylaws of Novacept
3	.2(b)	Amended and Restated Bylaws of Novacept, Inc. to be filed upon closing of the offering
*4	.1	Specimen Common Stock Certificate
*5	.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
10.1		1997 Stock Option Plan and forms of agreements thereunder
*10	.2	2004 Stock Plan and forms of agreements thereunder
*10	.3	2004 Employee Stock Purchase Plan and forms of agreement thereunder
10.4		Form of Director and Executive Officer Indemnification Agreement
10.5		Letter Employment Agreement dated as of September 20, 1999 between David M. Clapper and Novacept, Inc.
*10	.6	Promissory Note dated February 29, 2000 for the principal aggregate amount of $500,000 issued by David M. Clapper to Novacept, Inc.
*10	.6(a)	Amendment to Promissory Note dated May 13, 2003 between David M. Clapper and Novacept, Inc.
10.7		Letter Employment Agreement dated as of May 16, 2000 between David Renzi and Novacept, Inc.
*10	.8	Promissory Note dated August 24, 2000 for the principal aggregate amount of $125,000 issued by David Renzi to Novacept, Inc.
*10	.8(a)	Amendment to Promissory Note dated May 14, 2003 between David Renzi and Novacept, Inc.
10.9		Lease dated September 1, 1993 between McCandless Limited and Novacept, Inc.
10	.9(a)	First Amendment to Lease dated July 8, 1996 between McCandless Limited and Novacept, Inc.

Exhibit
Number		Description of Document

10	.9(b)	Second Amendment to Lease dated May 13, 1998 between McCandless Limited and Novacept, Inc.
10	.9(c)	Third Amendment to Lease dated July 15, 1999 between McCandless Limited and Novacept, Inc.
10	.9(d)	Fourth Amendment to Lease dated August 4, 2000 between McCandless Limited and Novacept, Inc.
10	.9(e)	Fifth Amendment to Lease dated September 30, 2000 between McCandless Limited and Novacept, Inc.
10	.9(f)	Sixth Amendment to Lease dated January 5, 2001 between McCandless Limited and Novacept, Inc.
10	.9(g)	Seventh Amendment to Lease dated June 12, 2001 between McCandless Limited and Novacept, Inc.
10	.9(h)	Eighth Amendment to Lease dated January 25, 2002 between McCandless Limited and Novacept, Inc.
10	.9(i)	Ninth Amendment to Lease dated October 8, 2003 between McCandless Limited and Novacept, Inc.
10.10		Lease Agreement dated May 20, 2003 between KPMG FIDES (COSTA RICA) S.A., PARQUE GLOBAL S.A. and Novacept, Inc.
10.11		Sanmina Corporation Agreement for Manufacturing Services dated June 22, 2001 between Sanmina Corporation and Novacept, Inc.
10	.11(a)	Amendment to Sanmina Corporation Agreement for Manufacturing Services dated June 22, 2001 between Sanmina Corporation and Novacept, Inc.
10.12		Letter Employment Agreement dated as of May 21, 2001 between Edward W. Unkart and Novacept, Inc.
10.13		Letter Employment Agreement dated as of March 28, 1997 between Donald R. Nathe and Novacept, Inc.
10.14		Change of Control Severance Agreement dated as of March 13, 2002 between Donald R. Nathe and Novacept, Inc.
10.15		Letter Employment Agreement dated as of January 4, 1999 between Eugene V. Skalnyi, M.D. and Novacept, Inc.
10.16		Change of Control Severance Agreement dated as of March 13, 2002 between Eugene V. Skalnyi, M.D. and Novacept, Inc.
10.17		Letter Employment Agreement dated as of August 20, 1996 between Russel M. Sampson and Novacept, Inc.
10.18		Change of Control Severance Agreement dated as of March 13, 2002 between Russel M. Sampson and Novacept, Inc.
10.19		Loan and Security Agreement dated September 19, 2003 between Silicon Valley Bank and Novacept, Inc.
10.20		Negative Pledge Agreement dated September 19, 2003 between Silicon Valley Bank and Novacept, Inc.
10.21		Letter Agreement dated September 19, 2003 between Silicon Valley Bank, Capital Advisors, State Street Bank and Trust Company and Novacept, Inc.
21.1		Subsidiaries of Registrant
23.1		Consent of Ernst & Young LLP, independent auditors
*23	.2	Consent of Counsel (included in exhibit 5.1)
24.1		Power of Attorney (See page II-9)

*	To be filed by amendment.

(b) Financial Statement Schedules

No schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are filed herewith because they are not required under the related instructions or are inapplicable.

Item 17.	Undertakings

Insofar as indemnification by Novacept for liabilities arising under the Securities Act may be permitted to our Directors, officers and controlling persons of Novacept, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Novacept of expenses incurred or paid by any of our Directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by a Director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We hereby undertake that:

(a) We will provide to the underwriters at the closing as specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) For purposes of determining any liability under the Securities Act of 1933, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by Novacept pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(c) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Novacept, Inc. has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, State of California, on the 9th day of January, 2004.

NOVACEPT, INC.

By	/s/ DAVID M. CLAPPER

David M. Clapper
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David M. Clapper and Edward W. Unkart, and each of them, his attorneys-in-fact, each with the power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same Offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto in all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ DAVID M. CLAPPER David M. Clapper	President, Chief Executive Officer and Director (Principal Executive Officer)	January 9, 2004

/s/ EDWARD W. UNKART Edward W. Unkart	Vice President of Finance and Administration, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	January 9, 2004

/s/ RODNEY PERKINS Rodney Perkins	Director	January 9, 2004

/s/ ROBERT K. ANDERSON Robert K. Anderson	Director	January 9, 2004

/s/ DAVID C. AUTH David C. Auth	Director	January 9, 2004

Signature	Title	Date

/s/ ROSS A. JAFFE, M.D. Ross A. Jaffe, M.D.	Director	January 9, 2004

/s/ BARCLAY A. PHILLIPS Barclay A. Phillips	Director	January 9, 2004

/s/ CSABA TRUCKAI Csaba Truckai	Director	January 9, 2004

/s/ MICHAEL KAPLAN Michael Kaplan	Director	January 9, 2004

/s/ KENNETH LUDLUM Kenneth Ludlum	Director	January 9, 2004

EXHIBIT INDEX

Exhibit
Number		Description of Document

*1	.1	Form of Underwriting Agreement
3	.1(a)	Articles of Incorporation of Novacept, a California corporation, as currently in effect
3	.1(b)	Amended and Restated Certificate of Incorporation of Novacept, Inc., a Delaware corporation, to be filed upon the closing of the offering
3	.2(a)	Bylaws of Novacept as currently in effect
3	.2(b)	Amended and Restated Bylaws of Novacept, Inc. to be filed upon the closing of the offering
*4	.1	Specimen Common Stock Certificate
*5	.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
10.1		1997 Stock Option Plan and forms of agreements thereunder
*10	.2	2004 Stock Plan and forms of agreements thereunder
*10	.3	2004 Employee Stock Purchase Plan and forms of agreement thereunder
10.4		Form of Director and Executive Officer Indemnification Agreement
10.5		Letter Employment Agreement dated as of September 20, 1999 between David M. Clapper and Novacept, Inc.
*10	.6	Promissory Note dated February 29, 2000 for the principal aggregate amount of $500,000 issued by David M. Clapper to Novacept, Inc.
*10	.6(a)	Amendment to Promissory Note dated May 13, 2003 between David M. Clapper and Novacept, Inc.
10.7		Letter Employment Agreement dated as of May 16, 2000 between David Renzi and Novacept, Inc.
*10	.8	Promissory Note dated August 24, 2000 for the principal aggregate amount of $125,000 issued by David Renzi to Novacept, Inc.
*10	.8(a)	Amendment to Promissory Note dated May 14, 2003 between David Renzi and Novacept, Inc.
10.9		Lease dated September 1, 1993 between McCandless Limited and Novacept, Inc.
10	.9(a)	First Amendment to Lease dated July 8, 1996 between McCandless Limited and Novacept, Inc.
10	.9(b)	Second Amendment to Lease dated May 13, 1998 between McCandless Limited and Novacept, Inc.
10	.9(c)	Third Amendment to Lease dated July 15, 1999 between McCandless Limited and Novacept, Inc.
10	.9(d)	Fourth Amendment to Lease dated August 4, 2000 between McCandless Limited and Novacept, Inc.
10	.9(e)	Fifth Amendment to Lease dated September 30, 2000 between McCandless Limited and Novacept, Inc.
10	.9(f)	Sixth Amendment to Lease dated January 5, 2001 between McCandless Limited and Novacept, Inc.
10	.9(g)	Seventh Amendment to Lease dated June 12, 2001 between McCandless Limited and Novacept, Inc.
10	.9(h)	Eighth Amendment to Lease dated January 25, 2002 between McCandless Limited and Novacept, Inc.
10	.9(i)	Ninth Amendment to Lease dated October 8, 2003 between McCandless Limited and Novacept, Inc.
10.10		Lease Agreement dated May 20, 2003 between KPMG FIDES (COSTA RICA) S.A., PARQUE GLOBAL S.A. and Novacept, Inc.

Exhibit
Number		Description of Document

10.11		Sanmina Corporation Agreement for Manufacturing Services dated June 22, 2001 between Sanmina Corporation and Novacept, Inc.
10	.11(a)	Amendment to Sanmina Corporation Agreement for Manufacturing Services dated June 22, 2001 between Sanmina Corporation and Novacept, Inc.
10.12		Letter Employment Agreement dated as of May 21, 2001 between Edward W. Unkart and Novacept, Inc.
10.13		Letter Employment Agreement dated as of March 28, 1997 between Donald R. Nathe and Novacept, Inc.
10.14		Change of Control Severance Agreement dated as of March 13, 2002 between Donald R. Nathe and Novacept, Inc.
10.15		Letter Employment Agreement dated as of January 4, 1999 between Eugene V. Skalnyi, M.D. and Novacept, Inc.
10.16		Change of Control Severance Agreement dated as of March 13, 2002 between Eugene V. Skalnyi, M.D. and Novacept, Inc.
10.17		Letter Employment Agreement dated as of August 20, 1996 between Russel M. Sampson and Novacept, Inc.
10.18		Change of Control Severance Agreement dated as of March 13, 2002 between Russel M. Sampson and Novacept, Inc.
10.19		Loan and Security Agreement dated September 19, 2003 between Silicon Valley Bank and Novacept, Inc.
10.20		Negative Pledge Agreement dated September 19, 2003 between Silicon Valley Bank and Novacept, Inc.
10.21		Letter Agreement dated September 19, 2003 between Silicon Valley Bank, Capital Advisors, State Street Bank and Trust Company and Novacept, Inc.
21.1		Subsidiaries of Registrant
23.1		Consent of Ernst & Young LLP, independent auditors
23	.2*	Consent of Counsel (included in exhibit 5.1)
24.1		Power of Attorney (See page II-9)

*	To be filed by amendment.